UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

June 14, 2026
(Date of earliest event reported)

 Roku, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-38211	26-2087865
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1173 Coleman Ave, San Jose, California
(Address of principal executive offices)
 95110
(Zip Code)

(408) 556-9040
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value	ROKU	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On June 14, 2026, Roku, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Fox Corporation, a Delaware corporation (“Fox” or “Parent”), Falcon Merger Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub 1”), and Falcon Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, (i) Merger Sub 1 will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”), and (ii) immediately following the First Merger, and as the second step in a single integrated transaction with the First Merger, the Surviving Corporation will merge with and into Merger Sub 2 (the “Second Merger” and together with the First Merger, the “Mergers”), with Merger Sub 2 continuing as the surviving entity in the Second Merger and a wholly owned subsidiary of Parent (the “Surviving Company”). Capitalized terms used but not defined herein have the meanings specified in the Merger Agreement.

The Company’s Board of Directors (the “Board”) has unanimously approved the Merger Agreement and resolved to recommend that the Company’s stockholders adopt and approve the Merger Agreement and approve the Mergers and the other transactions contemplated by the Merger Agreement (the “Transactions”).

Merger Consideration

At the effective time of the First Merger (the “Effective Time”), each share of Class A Common Stock, par value $0.0001 per share, and Class B Common Stock, par value $0.0001 per share, of the Company (together, “Company Common Stock”), outstanding immediately prior to the Effective Time (subject to certain exceptions, including shares of the Company Common Stock owned by stockholders of the Company who have not voted in favor of the adoption of the Merger Agreement and have properly exercised appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive (i) 0.9693 (the “Exchange Ratio”) shares of Class A Common Stock, par value $0.01 per share, of Parent (“Parent Class A Common Stock”), without interest, and (ii) $96.00 in cash, without interest (the “Per Share Cash Amount”), subject to applicable withholding taxes (the foregoing clauses (i) and (ii), collectively, the “Merger Consideration”). No fractional shares of Parent Class A Common Stock will be issued in the Mergers, and the Company stockholders will receive cash in lieu of any fractional shares, as specified in the Merger Agreement.

If the Mergers are consummated, the Company’s Class A Common Stock will be delisted from The Nasdaq Global Select Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended. The Exchange Ratio is expected to result in the Company stockholders owning approximately 27% of the combined company on a pro forma basis following the closing of the transactions contemplated by the Merger Agreement (the “Closing,” and the date on which the Closing occurs, the “Closing Date”).

Treatment of Equity Awards

Immediately prior to the Effective Time, by virtue of the First Merger, each vested unsettled restricted stock unit of the Company (a “Company RSU”) outstanding immediately prior to the Effective Time (each, a “Vested Company RSU”) shall be cancelled and be automatically converted into the right to receive, without interest and subject to deduction for any required withholding, the Merger Consideration in respect of each share of Company Common Stock that was subject to such Vested Company RSU immediately prior to the Effective Time.

Immediately prior to the Effective Time, by virtue of the First Merger, each Company RSU outstanding immediately prior to the Effective Time that is not a Vested Company RSU (each, an “Unvested Company RSU”) shall be cancelled and converted into the right to receive (i) a Converted RSU Cash Award and (ii) a Converted RSU Equity Award as set forth below:

•
Each Converted RSU Cash Award shall provide the holder with the right to receive a payment in respect of each share of Company Common Stock that was subject to the applicable Unvested Company RSU immediately prior to the Effective Time equal to the Per Share Cash Amount (a “Converted RSU Cash Award”). The Converted RSU Cash Award shall be subject to the same vesting schedule that was applicable to such Unvested Company RSU immediately prior to the Effective Time (and any contractual acceleration rights that would have otherwise applied to such Unvested Company RSU shall apply to the Converted RSU Cash Award). Each Converted RSU Cash Award shall be payable by Parent on the date that such Unvested Company RSU would have become vested pursuant to the vesting schedule in place for such Unvested Company RSUs immediately prior to the Effective Time. Parent shall make all such required payments to holders of Converted RSU Cash Awards no later than 30 days following the date on which such Converted RSU Cash Award would have become vested under the original vesting schedule (such date on which the Converted RSU Cash Award is paid, the “RSU Payment Date”). Payment of the Converted RSU Cash Award shall be made in the form of cash or Parent Class A Common Stock, or a combination thereof, as determined by Parent in its sole discretion, with the value of the Parent Class A Common Stock determined based on the closing trading price of Parent Class A Common Stock on the last trading day immediately prior to the RSU Payment Date.

•
Each Converted RSU Equity Award shall be an award of restricted stock units that shall provide the holder with the right to receive a number of shares of Parent Class A Common Stock equal to the product of (rounded to the nearest whole number of shares): (i) the number of shares of Company Common Stock subject to such Unvested Company RSU immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio (a “Converted RSU Equity Award”).  Each Converted RSU Equity Award shall be subject to the terms and conditions of the Parent Stock Plan provided that the applicable vesting schedule, and any contractual acceleration rights that would have otherwise applied to such Unvested Company RSU shall apply to such Converted RSU Equity Award.

Immediately prior to the Effective Time, by virtue of the First Merger, each option to purchase Company Common Stock (“Company Option”) that is an In-the-Money Company Option (as defined in the Merger Agreement) and that is vested, outstanding and unexercised immediately prior to the Effective Time (each, a “Vested In-the-Money Company Option”) shall be cancelled and be automatically converted into the right to receive, without interest and subject to deduction for any required withholding, for each share of Company Common Stock subject to such Vested In-the-Money Company Option immediately prior to the Effective Time, the Merger Consideration reduced by the applicable per share exercise price for such Vested In-the-Money Company Option, which shall be paid in the same proportion of Parent Class A Common Stock and cash as the Merger Consideration (the “Vested Company Option Consideration”). Any fractional shares resulting from such calculation shall be treated as provided in the Merger Agreement. The value of Merger Consideration for purposes of determining the Vested Company Option Consideration shall be determined based on the closing trading price of Parent Class A Common Stock on the last trading day immediately prior to the Closing Date.

Immediately prior to the Effective Time, by virtue of the First Merger, each Company Option that is an Out-of-the-Money Company Option and that is outstanding and unexercised immediately prior to the Effective Time shall be cancelled as of the Effective Time for no consideration.

Immediately prior to the Effective Time, by virtue of the First Merger, each Company Option that is unvested and outstanding immediately prior to the Effective Time (each, an “Unvested Company Option”) shall be cancelled and converted into the right to receive (1) a Converted Option Cash Award and (2) a Converted Option Equity Award as set forth below:

•
Each Converted Option Cash Award shall provide the holder with the right to receive a payment in respect of each share of Company Common Stock subject to such Unvested Company Option immediately prior to the Effective Time equal to (i) the Per Share Cash Amount minus (ii) the product of (x) the applicable exercise price per share of such Unvested Company Option and (y) 60% (a “Converted Option Cash Award”). The Converted Option Cash Award shall be subject to the same vesting schedule that was applicable to such Unvested Company Option immediately prior to the Effective Time (and any contractual acceleration rights that would otherwise have applied to such Unvested Company Option shall continue to apply to the Converted Option Cash Award following the Effective Time). Each Converted Option Cash Award shall be payable by Parent on the date that such Unvested Company Option would have become vested pursuant to the vesting schedule applicable to such Unvested Company Option immediately prior to the Effective Time. Parent shall make all such required payments to holders of Converted Option Cash Awards no later than 30 days following the date on which such Converted Option Cash Award would have become vested under the original vesting schedule (such date on which the Converted Option Cash Award is paid, the “Option Payment Date”). Payment of the Converted Option Cash Award shall be made in the form of cash or Parent Class A Common Stock, or a combination thereof, as determined by Parent in its sole discretion, with the value of the Parent Class A Common Stock determined based on the closing trading price of Parent Class A Common Stock on the last trading day immediately prior to the Option Payment Date.  To the extent any Converted Option Cash Award is settled in Parent Class A Common Stock, Parent shall satisfy any required withholding under applicable tax law through either net share withholding or Parent shall permit the holder to elect a sale-to-cover transaction pursuant to which such number of shares of Parent Class A Common Stock otherwise deliverable in settlement of such Converted Option Cash Award as is necessary to satisfy such withholding obligation shall be sold and the proceeds thereof remitted to the applicable taxing authorities.

•
Each Converted Option Equity Award shall be a stock option award that shall provide the holder with the right to purchase a number of shares of Parent Class A Common Stock under the Parent Stock Plan equal to the product of (rounded down to the nearest whole number of shares): (i) the number of shares of Company Common Stock subject to such Unvested Company Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, with an exercise price per share (rounded up to the nearest whole cent) equal to: (i) the exercise price per share applicable to such Unvested Company Option immediately prior to the Effective Time divided by (ii) the Exchange Ratio, multiplied by (iii) 40% (a “Converted Option Equity Award”).  Each Converted Option Equity Award shall be subject to the terms and conditions of the Parent Stock Plan provided that the applicable vesting schedule and any contractual acceleration rights that would otherwise have applied to the applicable Unvested Company Option immediately prior to the Effective Time shall apply to such Converted Option Equity Award.

Governance

After the date of the Merger Agreement and prior to the Closing, the Company shall be permitted to designate an additional member of the Board of Directors of Parent, who must be reasonably acceptable to Parent (the “Company Designee”). The parties will ensure that, immediately following the Effective Time, the Company Designee shall be added as an additional member of the Board of Directors of Parent, to hold office until the earliest to occur of the appointment or election of his or her successor or his or her resignation or proper removal.

Closing Conditions

Completion of the Mergers is subject to certain closing conditions, including (1) the adoption of the Merger Agreement by the holders of a majority of the shares of Class A Common Stock and Class B Common Stock of the Company, voting together as a single class, (2) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the approval of the Mergers under certain other antitrust and foreign investment regimes, (3) the absence of any order, injunction or law of such jurisdictions prohibiting the Mergers, (4) the effectiveness of the registration statement pursuant to which shares of Parent Class A Common Stock to be issued in the Mergers will be registered with the U.S. Securities and Exchange Commission (the “SEC”), (5) the approval of the issuance of shares of Parent Class A Common Stock included in the Merger Consideration by a majority of the votes cast by the holders of shares of Parent Class B Common Stock entitled to vote on such matter at a meeting duly called and held for such purpose, (6) the accuracy of the other party’s representations and warranties, subject to certain standards set forth in the Merger Agreement, (7) compliance in all material respects with the other party’s obligations under the Merger Agreement, and (8) the absence of a continuing material adverse effect with respect to each of the Company and Parent.

No Solicitation; Board Recommendation

Each of the Company and Parent has also agreed not to (a) solicit proposals relating to alternative acquisition transactions or (b) enter into discussions or negotiations or provide non-public information in connection with any proposal for an alternative acquisition transaction from a third party, subject to certain exceptions to permit its respective board of directors to comply with its fiduciary obligations. Each party has further agreed to cease and cause to be terminated any existing discussions or negotiations, if any, with regard to alternative acquisition transactions. However, subject to the conditions specified in the Merger Agreement, prior to receipt of the requisite stockholder approval of each party, each party’s respective board of directors may consider and ultimately change its recommendation with respect to, and may terminate the Merger Agreement in response to, an unsolicited, bona fide acquisition proposal that such board of directors determines in good faith constitutes a Superior Proposal, subject to customary information and match rights for the other party. Each party’s board of directors may also change its recommendation in response to an Intervening Event, as defined in the Merger Agreement.

Termination and Fees

The Merger Agreement may be terminated under certain circumstances, including (1) by either the Company or Parent if the Mergers are not completed by June 14, 2027, which date may be extended to December 14, 2027, and which date may be further extended to March 14, 2028, under certain circumstances (the “Termination Date”), (2) by either the Company or Parent if any governmental entity of a competent jurisdiction has issued a final non-appealable order or injunction permanently restraining, enjoining or otherwise prohibiting the Mergers, (3) by either the Company or Parent if either party fails to obtain the requisite approval of its stockholders, (4) by either the Company or Parent if the other party’s board of directors changes its recommendation to its stockholders to vote in favor of the adoption of the Merger Agreement (in the case of Company) or the issuance of Parent Class A Common Stock pursuant to the Merger Agreement (in the case of Parent), (5) by either party in order to accept a Superior Proposal, or (6) by either party if the other party materially breaches its covenants, or breaches its representations and warranties, in the Merger Agreement such that the applicable conditions to closing would not be satisfied, subject in certain cases to the right of the breaching party to cure the breach. The Company and Parent may also terminate the Merger Agreement by mutual written consent.

Upon termination of the Merger Agreement, each of Company and Parent under specified circumstances, including termination by such party to accept a Superior Proposal or termination by the other party upon a change in such party’s board of directors’ recommendation to its stockholders, will be required to pay the other party a termination fee of $866,084,000. Additionally, Parent, under specified circumstances, including termination following an injunction arising in connection with certain antitrust or investment screening laws, or failure to receive certain required regulatory approvals of specified governmental authorities by the Termination Date, will be required to pay the Company a termination fee of $1,237,262,000. Additionally, if the Merger Agreement is terminated because the requisite approval of Parent’s stockholders is not obtained, Parent will be required to pay the Company an amount in cash equal to 100% of the Company’s aggregate third-party fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement; provided that such reimbursement shall not exceed $70,000,000 in the aggregate.

Other Terms of the Merger Agreement

The Merger Agreement contains customary representations, warranties and covenants made by each of the parties, including, among others, covenants regarding the conduct of the Company’s and Parent’s businesses during the pendency of the transaction, the making of certain public disclosures and other matters as described therein. The parties have agreed to use reasonable best efforts to take all actions necessary to consummate the Mergers, including cooperating to obtain the regulatory approvals necessary to complete the Mergers.

Voting and Support Agreements

Concurrently with the execution of the Merger Agreement, Parent and Mr. Anthony Wood, in his capacity as a stockholder of the Company, and certain other stockholders of the Company affiliated with Anthony Wood (each, a “Sellside VSA Stockholder”), entered into a Voting and Support Agreement (the “Sellside VSA”), pursuant to which each Sellside VSA Stockholder has agreed to vote his, her or its shares of Company Common Stock in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, and to vote such shares against any competing acquisition proposal or any other action that would reasonably be expected to interfere with the transactions contemplated by the Merger Agreement. Each Sellside VSA Stockholder has also agreed to cease discussions regarding and not to solicit any competing acquisition proposal. As of June 15, 2026, the Sellside VSA Stockholders collectively held approximately 55% of Company’s outstanding voting power. The Sellside VSA will terminate, as to each Sellside VSA Stockholder, upon the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement, and (c) any specified amendment to the Merger Agreement that reduces the amount, or changes the form (other than an increase in the Per Share Cash Amount or the relative amount of the Merger Consideration represented by the Per Share Cash Amount), of the Merger Consideration payable to a Sellside VSA Stockholder or that is in any way material and adverse to a Sellside VSA Stockholder or Company stockholders generally.

Concurrently with the execution of the Merger Agreement, the Company and certain stockholders of Parent (each, a “Buyside VSA Stockholder”), entered into a Voting and Support Agreement (the “Buyside VSA” and, together with the Sellside VSA, the “VSAs”), pursuant to which each Buyside VSA Stockholder has agreed to vote its shares of Parent Common Stock in favor of stock issuance of Parent Class A Common Stock contemplated by the Merger Agreement, and to vote such shares against any competing acquisition proposal or any other action that would reasonably be expected to interfere with the transactions contemplated by the Merger Agreement. Each Buyside VSA Stockholder has also agreed to cease discussions regarding and not to solicit any competing acquisition proposal. As of June 15, 2026, the Buyside VSA Stockholders collectively held approximately 38.7% of Parent’s outstanding voting power. The Buyside VSA will terminate upon the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement, and (c) any specified amendment to the Merger Agreement that increases the amount, or changes the form, of the Merger Consideration or that is in any way material and adverse to a Buyside VSA Stockholder or Parent stockholders generally.

The foregoing description of the Merger Agreement and the VSAs does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1, and the VSAs, which are attached hereto as Exhibit 10.1 and Exhibit 10.2, all of which are incorporated herein by reference. The Merger Agreement and the VSAs have been attached to provide Company stockholders and other security holders with information regarding their terms and are not intended to provide any factual information about Company, Parent, Merger Sub 1, Merger Sub 2 or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement and the VSAs have been made solely for purposes of the Merger Agreement and the VSAs, respectively, and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement and the VSAs, respectively; are not intended as statements of fact to be relied upon by Company stockholders or other security holders, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement and the VSAs, which disclosures are not reflected in the Merger Agreement and the VSAs itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by Company stockholders or other security holders. Company stockholders and other security holders are not third-party beneficiaries under the Merger Agreement or the VSAs (except, following the Effective Time, with respect to Company stockholders’ right to receive the Merger Consideration and the right of holders of Company equity awards to receive the consideration provided for such equity awards pursuant to the Merger Agreement) and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Parent, Company, Merger Sub 1, Merger Sub 2 or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement and the VSAs, which subsequent information may or may not be fully reflected in Company’s public disclosures. Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Current Report on Form 8-K not misleading. The Merger Agreement and the VSAs should not be read alone but should instead be read in conjunction with the other information regarding the Merger Agreement, the VSAs, the Mergers, Parent, Company, Merger Sub 1, Merger Sub 2, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Joint Proxy Statement/Prospectus that Company and Parent will file, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that Company will make with the SEC.

Item 8.01	Other Events.

On June 15, 2026, the Company and Parent jointly issued a press release announcing the execution of the Merger Agreement. The full text of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Important Information About the Proposed Transaction and Where to Find It

In connection with the Transactions, Parent intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Parent’s common stock to be issued in the Transactions and a joint proxy statement for Parent’s and the Company’s respective stockholders (the “Joint Proxy Statement/Prospectus”)]. The definitive joint proxy statement (if and when available) will be mailed to stockholders of Parent and the Company. Each of Parent and the Company may also file with or furnish to the SEC other relevant documents regarding the Transactions. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Parent or the Company may mail to their respective stockholders in connection with the Transactions.

INVESTORS AND SECURITY HOLDERS OF PARENT AND THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING PARENT, THE COMPANY, THE TRANSACTIONS AND RELATED MATTERS.

The documents filed by Parent with the SEC also may be obtained free of charge at Parent’s website at investor. foxcorporation.com or upon written request to Parent through the form provided on the website or by phone at (212) 852-7059. The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at roku.com/investor or upon written request to the Company at ir@roku.com. These documents filed with the SEC are also available for free to the public at the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Parent, the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Parent and the Company in connection with the Transactions under the rules of the SEC.

Information about the interests of the directors and executive officers of Parent and the Company and other persons who may be deemed to be participants in the solicitation of stockholders of Parent and the Company in connection with the Transactions and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about Parent’s directors and executive officers and their ownership of Parent’s common stock is set forth in Parent’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on September 25, 2025. To the extent that holdings of Parent’s securities have changed since the amounts printed in Parent’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the Company’s proxy statement for its 2026 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 24, 2026. To the extent that holdings of the Company’s securities have changed since the amounts printed in the Company’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transactions may be obtained by reading the Joint Proxy Statement/Prospectus regarding the Transactions when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Parent’s and the Company’s current expectations, estimates and projections about the expected date of closing of the Transactions and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Parent and the Company, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the Transactions and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the Transactions or to make or take any filing or other action required to consummate the transaction in a timely manner or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the Transactions on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Parent’s and the Company’s businesses and other conditions to the completion of the Transactions; (ii) failure to realize the anticipated benefits of the Transactions, including as a result of delay in completing the transaction or integrating the businesses of Parent and the Company; (iii) Parent’s and the Company’s ability to implement their business strategies; (iv) pricing trends; (v) potential litigation relating to the Transactions that could be instituted against Parent, the Company or their respective directors; (vi) the risk that disruptions from the Transactions will harm Parent’s or the Company’s business, including current plans and operations; (vii) the ability of Parent or the Company to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transactions; (ix) uncertainty as to the long-term value of Parent’s common stock; (x) legislative, regulatory and economic developments affecting Parent’s and the Company’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Parent and the Company operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transactions that could affect Parent’s or the Company’s financial performance; (xiv) restrictions during the pendency of the Transactions that may impact Parent’s or the Company’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Parent’s and the Company’s response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of Parent and the Company. These risks, as well as other risks associated with the Transactions, are more fully discussed in the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the Transactions. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Parent’s or the Company’s consolidated financial condition, results of operations or liquidity. Neither Parent nor the Company assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

2.1*	Agreement and Plan of Merger, dated as of June 14, 2026, by and among Roku, Inc., Fox Corporation, Falcon Merger Sub 1, Inc. and Falcon Merger Sub 2, LLC
10.1	Voting and Support Agreement, dated as of June 14, 2026, by and among Fox Corporation and certain stockholders of Roku, Inc.
10.2	Voting and Support Agreement, dated as of June 14, 2026, by and among Roku, Inc. and certain stockholders of Fox Corporation
99.1	Joint Press Release, dated June 15, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally a copy of any omitted schedule upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Roku, Inc.
Dated: June 15, 2026
	By:	/s/ Dan Jedda
Dan Jedda
Chief Financial Officer and Chief Operating Officer

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

ROKU, INC.,

FOX CORPORATION,

FALCON MERGER SUB 1, INC.

and

FALCON MERGER SUB 2, LLC

Dated as of June 14, 2026

i

ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated as of June 14, 2026, is by and among Roku, Inc., a Delaware corporation (the “Company”), Fox Corporation, a Delaware corporation (“Parent”), Falcon Merger Sub 1, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub 1”), and Falcon Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of Parent (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”). Capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in the sections of this Agreement set forth next to such terms on Annex A hereto.

RECITALS

WHEREAS, in anticipation of the Mergers, Parent has formed Merger Sub 1 and Merger Sub 2 as direct wholly owned Subsidiaries of Parent;

WHEREAS, each of Parent, the Company, Merger Sub 1 and Merger Sub 2 desires, following the satisfaction or waiver of the conditions set forth in Article VI, to effect: (1) the merger of Merger Sub 1 with and into the Company (the “First Merger”), with the Company continuing as the surviving corporation in the First Merger (the “Surviving Corporation”) and the Surviving Corporation becoming a wholly owned Subsidiary of Parent; and (2) immediately following the First Merger, and as the second step in a single integrated transaction with the First Merger, the merger of the Surviving Corporation with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub 2 continuing as the surviving entity in the Second Merger (the “Surviving Company”) and the Surviving Company becoming a wholly owned Subsidiary of Parent, in each case, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”);

WHEREAS, the Board of Directors of Parent has unanimously (i) determined that this Agreement and the transactions contemplated by this Agreement (collectively, the “Transactions”) are advisable, fair to and in the best interests of, Parent and its stockholders; (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers, on the terms and subject to the conditions set forth herein; (iii) subject to the terms hereof, resolved to recommend that Parent’s Class B common stockholders approve the issuance of Parent Class A Common Stock pursuant to this Agreement (collectively, the “Parent Board Recommendation” and together with the Company Board Recommendation, the “Board Recommendations”); and (iv) directed that the issuance of Parent Class A Common Stock pursuant to this Agreement be submitted to the holders of Parent’s Class B Common Stock for approval at a duly held meeting of such stockholders for such purpose (including any adjournment or postponement thereof, the “Parent Stockholder Meeting”);

WHEREAS, the Board of Directors of the Company has unanimously (i) determined that this Agreement, the Mergers and the other Transactions are advisable, fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable this Agreement, the Mergers and the other Transactions, on the terms and subject to the conditions set forth herein; (iii) subject to the terms hereof, resolved to recommend that the Company’s stockholders adopt and approve this Agreement and approve the Mergers and the other Transactions (collectively, the “Company Board Recommendation”); and (iv) directed that this Agreement be submitted to the Company’s stockholders for adoption at a duly held meeting of such stockholders for such purpose (including any adjournment or postponement thereof, the “Company Stockholder Meeting”);

WHEREAS, the Board of Directors of Merger Sub 1 has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are advisable and in the best interests of, Merger Sub 1 and its sole stockholder and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers;

WHEREAS, the Board of Managers of Merger Sub 2 has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are advisable and in the best interests of, Merger Sub 2 and its sole member and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers;

WHEREAS, for United States federal (and applicable state and local) income tax purposes, it is intended that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g);

WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Parent and the Merger Subs to enter into this Agreement, Parent and certain stockholders of the Company (the “Sellside Supporting Stockholders”) entered into a voting and support agreement (the “Sellside Voting Agreement”) in connection with the transactions contemplated by this Agreement;

WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of the Company to enter into this Agreement, the Company and a stockholder of Parent entered into a voting and support agreement (the “Buyside Voting Agreement” and, together with the Sellside Voting Agreement, the “Voting Agreements”) in connection with the transactions contemplated by this Agreement; and

WHEREAS, the Company, Parent and the Merger Subs desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

Article I

The Mergers

Section 1.01 The Mergers.

(a) First Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time (as defined below), Merger Sub 1 shall be merged with and into the Company. Following the Effective Time, the separate corporate existence of Merger Sub 1 shall cease, and the Company shall continue as the surviving corporation of the First Merger and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Merger Sub 1 in accordance with the DGCL.

(b) Second Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, immediately following the Effective Time, the Surviving Corporation shall be merged with and into Merger Sub 2. Following the Second Effective Time (as defined below), the separate corporate existence of the Surviving Corporation shall cease, and Merger Sub 2 shall continue as the surviving company of the Second Merger and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of the Surviving Corporation in accordance with the DGCL and the DLLCA.

Section 1.02 Closing. The closing of the Mergers (the “Closing”) shall take place at 7:00 a.m., New York City time, no later than the third (3rd) business day after the satisfaction or waiver of all of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York or electronically by exchange of documents and signatures, unless another time, date or place is agreed to in writing by the Company and Parent (the date on which the Closing occurs, the “Closing Date”).

Section 1.03 Effective Times.

(a) Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the First Merger to be consummated by filing with the Secretary of State of the State of Delaware a Certificate of Merger (the “First Certificate of Merger”) with respect to the First Merger, duly executed and completed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in connection therewith. The First Merger shall become effective at such time as the First Certificate of Merger is filed with the Secretary of State of Delaware or at such other time as Parent and the Company shall agree in writing and specify in the First Certificate of Merger (such time as the First Merger becomes effective, the “Effective Time”).

(b) Second Effective Time. Subject to the provisions of this Agreement, immediately following the Effective Time, the parties shall cause the Second Merger to be consummated by filing with the Secretary of State of the State of Delaware a Certificate of Merger (the “Second Certificate of Merger”) with respect to the Second Merger, duly executed and completed in accordance with the relevant provisions of the DGCL and the DLLCA, and shall make all other filings or recordings required under the DGCL and the DLLCA in connection therewith. The Second Merger shall become effective at such time as the Second Certificate of Merger is filed with the Secretary of State of Delaware or at such other time as Parent and the Company shall agree in writing and specify in the Second Certificate of Merger (such time as the Second Merger becomes effective, the “Second Effective Time”).

Section 1.04 Effect of the Mergers. The Mergers shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and the DLLCA.

Article II

Effect of the Mergers; Certain Governance Matters

Section 2.01 Effect on Capital Stock.

(i)            Effect of the First Merger. As of the Effective Time, by virtue of the First Merger and without any action on the part of Parent, the Company, the Merger Subs or any stockholder of the Company:

(A)          Each share of Company Common Stock held, directly or indirectly, by any wholly owned Subsidiary of the Company immediately prior to the Effective Time shall be unaffected by the First Merger and shall remain outstanding as one share of common stock, par value $0.0001 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”);

(B)          Any shares of Company Common Stock held by the Company (or held in the Company’s treasury) or held, directly or indirectly, by Parent, Merger Sub 1, Merger Sub 2 or any other wholly owned Subsidiary of Parent immediately prior to the Effective Time shall be automatically cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(C)          Except as provided in Sections 2.01(i)(A) and 2.01(i)(B), and subject to Sections 2.03 and 2.04, each share of Company Class A Common Stock and Company Class B Common Stock outstanding immediately prior to the Effective Time (other than Dissenting Shares) will be converted into the right to receive (1) 0.9693 of a share of Parent Class A Common Stock (the “Exchange Ratio”), together with cash in lieu of fractional shares of Parent Class A Common Stock as specified in Section 2.03(v), without interest, and (2) $96.00 in cash, without interest (the “Per Share Cash Amount”) ((1) and (2), collectively, the “Merger Consideration”); and

(D)          Each share of common stock, par value $0.0001 per share, of Merger Sub 1 (“Merger Sub 1 Common Stock”) outstanding immediately prior to the Effective Time will be converted automatically into one share of Surviving Corporation Common Stock.

(ii)           Effect of the Second Merger. At the Second Effective Time, by virtue of the Second Merger and without any further action on the part of any party: (1) each limited liability company interest of Merger Sub 2 issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a limited liability company interest of the Surviving Company; and (2) all shares of Surviving Corporation Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist without any consideration being payable therefor.

(iii)          Closing of the Company’s Transfer Books. At the Effective Time: (A) except for shares of Company Common Stock that continue to be held by a Subsidiary of the Surviving Corporation following the Effective Time in accordance with Section 2.01(i)(A), all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and all holders of certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Time (each such certificate, a “Certificate”) or uncertificated shares of Company Common Stock outstanding immediately prior to the Effective Time represented by book-entry positions (each such share, a “Book-Entry Share”) shall cease to have any rights as stockholders of the Company and such Certificates and Book-Entry Shares shall represent only the right to receive the Merger Consideration in accordance with Section 2.03, without interest; and (B) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Certificate or Book-Entry Share is presented to the Exchange Agent (as defined below) or to the Surviving Corporation, the Surviving Company or Parent, such Certificate or Book-Entry Share shall be cancelled and shall be exchanged for the Merger Consideration as provided in and subject to the procedures and requirements of Section 2.03.

(iv)          Dissenting Shares.

(A)          Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock held by a holder who has made a proper demand for appraisal of such shares of Company Common Stock in accordance with Section 262 of the DGCL and who has otherwise complied with all applicable provisions of Section 262 of the DGCL (any such shares being referred to as “Dissenting Shares” until such time as such holder fails to perfect, validly withdraws its demand for, or otherwise loses such holder’s appraisal rights under Section 262 of the DGCL with respect to such shares) shall not be converted into or represent the right to receive Merger Consideration in accordance with Section 2.01(i)(C), but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares.

(B)          If any Dissenting Shares lose their status as such (through failure to perfect or otherwise), then, effective as of the later of the Effective Time and the date of loss of such status, such shares will be deemed automatically to have been converted into, and shall represent only, the right to receive Merger Consideration in accordance with Section 2.01(i)(C), without interest thereon, upon surrender of the Company Stock Certificate representing such shares or, if such shares are Uncertificated Company Shares, upon compliance with the procedures established by the Exchange Agent for the transfer of such Uncertificated Company Shares, in each case in accordance with Section 2.03.

(C)          The Company shall give Parent: (1) prompt written notice of any demand (and copies of any demand) for appraisal received by the Company prior to the Effective Time pursuant to the DGCL, any withdrawal of any such demand and any other communication, demand, notice or instrument (and copies of such other demand, notice or instrument or a summary of any such communication) delivered to or received by the Company prior to the Effective Time relating to any demand for appraisal; and (2) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demand, notice or instrument relating to any demand for appraisal. The Company shall not make any payment, compromise or settlement offer (or agree to any of the foregoing) prior to the Effective Time with respect to any such demand, notice or instrument unless Parent has given its prior written consent (not to be unreasonably withheld, conditioned or delayed) to such payment or settlement offer.

(D)          If the aggregate value (determined in accordance with Section 5.19(f)) of all shares of Parent Class A Common Stock that would be issued pursuant to the Mergers (other than shares issued to a Subsidiary of the Company or a Subsidiary of Parent) is less than 40% of the sum of (i) the aggregate value of the Merger Consideration into which the shares of Company Common Stock outstanding as of immediately prior to the Effective Time (other than in respect of Dissenting Shares) will be converted pursuant to Section 2.01(i)(C), and (ii) the aggregate value of the Merger Consideration that would have become payable in respect of any Dissenting Shares pursuant to Section 2.01(i)(C) if such shares were not Dissenting Shares (the sum of clauses (i) and (ii), the “Grossed-Up Merger Consideration”), then the Exchange Ratio will be increased and the Per Share Cash Amount will be correspondingly decreased, until the aggregate value (determined in accordance with Section 5.19(f)) of all shares of Parent Class A Common Stock to be issued as a result of the conversion of the Company Common Stock outstanding immediately prior to the Effective Time pursuant to Section 2.01(i)(C) (excluding any Dissenting Shares) equals 40% of the Grossed-Up Merger Consideration. For purposes of this Section 2.01(iv)(D), the value of the Parent Class A Common Stock, determined in accordance with Section 5.19(f), shall be equal to $66.03, and the parties agree that this Section 2.01(iv)(D) is intended to cause this Agreement to satisfy the requirements of Treasury Regulations section 1.368-1(e) (treating 40% as a “substantial part” for such purposes) and shall be interpreted in a manner consistent therewith.

Section 2.02       Treatment of Company Equity Awards and Equity Plans.

(i)            Vested Company RSUs. Immediately prior to the Effective Time, by virtue of the First Merger and without any action on the part of the holder thereof, each vested Company RSU outstanding immediately prior to the Effective Time (each, a “Vested Company RSU”) shall be cancelled and be automatically converted into the right to receive, without interest and subject to deduction for any required withholding under applicable Tax Law in accordance with Section 2.03(ix), the Merger Consideration (in accordance with Section 2.03(i)-(iv)) in respect of each share of Company Common Stock that was subject to such Vested Company RSU immediately prior to the Effective Time (the “Vested Company RSU Consideration”).

(ii)           Unvested Company RSUs. Immediately prior to the Effective Time, by virtue of the First Merger and without any action on the part of the holder thereof, each Company RSU outstanding immediately prior to the Effective Time that is not a Vested Company RSU (each, an “Unvested Company RSU”) shall be cancelled and converted into the right to receive (1) a Converted RSU Cash Award and (2) a Converted RSU Equity Award as set forth below.

(A)          Each Converted RSU Cash Award shall provide the holder with the right to receive a payment in respect of each share of Company Common Stock that was subject to the applicable Unvested Company RSU immediately prior to the Effective Time equal to the Per Share Cash Amount (a “Converted RSU Cash Award”). The Converted RSU Cash Award shall be subject to the same vesting schedule that was applicable to such Unvested Company RSU immediately prior to the Effective Time (and, for the avoidance of doubt, any contractual acceleration rights that would have otherwise applied to such Unvested Company RSU shall apply to the Converted RSU Cash Award). Each Converted RSU Cash Award shall be payable by Parent on the date that such Unvested Company RSU would have become vested pursuant to the vesting schedule in place for such Unvested Company RSUs immediately prior to the Effective Time. Parent shall make all such required payments to holders of Converted RSU Cash Awards no later than 30 days following the date on which such Converted RSU Cash Award would have become vested under the original vesting schedule (such date on which the Converted RSU Cash Award is paid, the “RSU Payment Date”). Payment of the Converted RSU Cash Award shall be made in the form of cash or Parent Class A Common Stock, or a combination thereof, as determined by Parent in its sole discretion, with the value of the Parent Class A Common Stock determined based on the closing trading price of Parent Class A Common Stock on the last trading day immediately prior to the RSU Payment Date. All amounts payable pursuant to this Section 2.02(ii)(A) shall be subject to deduction for any required withholding under applicable Tax Law. To the extent any Converted RSU Cash Award is settled in Parent Class A Common Stock, Parent shall satisfy any required withholding under applicable Tax Law through either net share withholding or Parent shall permit the holder to elect a sale-to-cover transaction pursuant to which such number of shares of Parent Class A Common Stock otherwise deliverable in settlement of such Converted RSU Cash Award as is necessary to satisfy such withholding obligation shall be sold and the proceeds thereof remitted to the applicable taxing authorities.

(B)          Each Converted RSU Equity Award shall be an award of restricted stock units that shall provide the holder with the right to receive a number of shares of Parent Class A Common Stock equal to the product of (rounded to the nearest whole number of shares): (i) the number of shares of Company Common Stock subject to such Unvested Company RSU immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio (a “Converted RSU Equity Award”). Each Converted RSU Equity Award shall be subject to the terms and conditions of the Parent Stock Plan provided that the applicable vesting schedule, and any contractual acceleration rights that would have otherwise applied to such Unvested Company RSU shall apply to such Converted RSU Equity Award.

(iii)          Company Options.

(A)         Vested Company Options. Immediately prior to the Effective Time, by virtue of the First Merger and without any action on the part of the holder thereof, each In-the-Money Company Option that is vested, outstanding and unexercised immediately prior to the Effective Time (each, a “Vested In-the-Money Company Option”) shall be cancelled and be automatically converted into the right to receive, without interest and subject to deduction for any required withholding under applicable Tax Law in accordance with Section 2.03(ix), for each share of Company Common Stock subject to such Vested In-the-Money Company Option immediately prior to the Effective Time, the Merger Consideration (in accordance with Section 2.03(i)-(iv)) reduced by the applicable per share exercise price for such Vested In-the-Money Company Option, which shall be paid in the same proportion of Parent Class A Common Stock and cash as the Merger Consideration (the “Vested Company Option Consideration”). Any fractional shares resulting from such calculation shall be treated in accordance with Section 2.03(v). The value of Merger Consideration for purposes of determining the Vested Company Option Consideration shall be determined based on the closing trading price of Parent Class A Common Stock on the last trading day immediately prior to the Closing Date.

(B)          Out-of-the-Money Company Options. Immediately prior to the Effective Time, by virtue of the First Merger and without any action on the part of the holder thereof, each Out-of-the-Money Company Option that is outstanding and unexercised immediately prior to the Effective Time shall be cancelled as of the Effective Time for no consideration.

(iv)          Unvested Company Options. Immediately prior to the Effective Time, by virtue of the First Merger and without any action on the part of the holder thereof, each Company Option that is unvested and outstanding immediately prior to the Effective Time (each, an “Unvested Company Option”) shall be cancelled and converted into the right to receive (1) a Converted Option Cash Award and (2) a Converted Option Equity Award as set forth below.

(A)          Each Converted Option Cash Award shall provide the holder with the right to receive a payment in respect of each share of Company Common Stock subject to such Unvested Company Option immediately prior to the Effective Time equal to (i) the Per Share Cash Amount minus (ii) the product of (x) the applicable exercise price per share of such Unvested Company Option and (y) the Cash Consideration Ratio (a “Converted Option Cash Award”). The Converted Option Cash Award shall be subject to the same vesting schedule that was applicable to such Unvested Company Option immediately prior to the Effective Time (and, for the avoidance of doubt, any contractual acceleration rights that would otherwise have applied to such Unvested Company Option shall continue to apply to the Converted Option Cash Award following the Effective Time). Each Converted Option Cash Award shall be payable by Parent on the date that such Unvested Company Option would have become vested pursuant to the vesting schedule applicable to such Unvested Company Option immediately prior to the Effective Time. Parent shall make all such required payments to holders of Converted Option Cash Awards no later than 30 days following the date on which such Converted Option Cash Award would have become vested under the original vesting schedule (such date on which the Converted Option Cash Award is paid, the “Option Payment Date”). Payment of the Converted Option Cash Award shall be made in the form of cash or Parent Class A Common Stock, or a combination thereof, as determined by Parent in its sole discretion, with the value of the Parent Class A Common Stock determined based on the closing trading price of Parent Class A Common Stock on the last trading day immediately prior to the Option Payment Date. All amounts payable pursuant to this Section 2.02(iv)(A) shall be subject to deduction for any required withholding under applicable Tax Law. To the extent any Converted Option Cash Award is settled in Parent Class A Common Stock, Parent shall satisfy any required withholding under applicable Tax Law through either net share withholding or Parent shall permit the holder to elect a sale-to-cover transaction pursuant to which such number of shares of Parent Class A Common Stock otherwise deliverable in settlement of such Converted Option Cash Award as is necessary to satisfy such withholding obligation shall be sold and the proceeds thereof remitted to the applicable taxing authorities.

(B)          Each Converted Option Equity Award shall be a stock option award substituted in accordance with Sections 409A and 424 of the Code that shall provide the holder with the right to purchase a number of shares of Parent Class A Common Stock under the Parent Stock Plan equal to the product of (rounded down to the nearest whole number of shares): (i) the number of shares of Company Common Stock subject to such Unvested Company Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, with an exercise price per share (rounded up to the nearest whole cent) equal to: (i) the exercise price per share applicable to such Unvested Company Option immediately prior to the Effective Time divided by (ii) the Exchange Ratio, multiplied by (iii) the Equity Consideration Ratio (a “Converted Option Equity Award”). Each Converted Option Equity Award shall be subject to the terms and conditions of the Parent Stock Plan provided that the applicable vesting schedule and any contractual acceleration rights that would otherwise have applied to the applicable Unvested Company Option immediately prior to the Effective Time shall apply to such Converted Option Equity Award. The exercise price and the number of shares of Parent Class A Common Stock subject to such Converted Option Equity Award shall be determined in a manner consistent with the requirements of Sections 409A and 424 of the Code.

(v)           Company ESPP. As soon as practicable after the date hereof and in any event prior to the Effective Time , the Board of Directors of the Company (or, if appropriate, the committee administering the Company ESPP) shall pass such resolutions and shall take all actions with respect to the Company ESPP that are necessary to provide that: (i) no new Company ESPP offering period shall be authorized or commenced on or after the date of this Agreement; (ii) no further rights shall be granted under the Company ESPP after the Effective Time; (iii) no new participants may commence participation in the Company ESPP following the date of this Agreement; and (iv) the Company ESPP shall terminate in its entirety effective as of, and conditioned upon, the Effective Time (the “ESPP Termination”).

(vi)          Prior to the Effective Time, the Board of Directors of the Company (or, if applicable, any appropriate committee thereof) shall take, or cause to be taken, all reasonably necessary and appropriate action (a) under the Company Stock Plans (and the underlying grant, award or similar agreements) and Company ESPP to give effect to the transactions contemplated by this Section 2.02, including adopting resolutions approving and adopting the treatment of the Company RSUs, Company Options and Company ESPP as contemplated by this Section 2.02 and (b) to terminate each Company Stock Plan in accordance its terms effective as of the Effective Time (the actions required by clauses (a) and (b) of this Section 2.02(vi), the “Equity Actions”). Prior to the Effective Time, the Company shall provide Parent with a copy of any and all resolutions or other corporate action (the form and substance of which shall be subject to prior reasonable review and comment by Parent, which reasonable comments the Company shall incorporate) adopted in connection with the Equity Actions.

Section 2.03 Exchange of Shares and Certificates.

(i)            Exchange Agent. Prior to the Effective Time, Parent shall designate an exchange agent (the “Exchange Agent”) for the purpose of exchanging, in accordance with this Article II, Certificates and Book-Entry Shares (each as defined below) for the Merger Consideration. In addition, at or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent for the benefit of the holders of shares of Company Common Stock (i) cash and (ii) evidence of shares of Parent Class A Common Stock to be issued in non-certificated book-entry form, in each case in amounts sufficient to deliver the Merger Consideration (such cash and shares, together with any dividends or distributions with respect thereto, hereinafter, the “Exchange Fund”) required to be delivered to holders of Company Common Stock pursuant to Section 2.01(i)(C). The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 2.01(i)(C) out of the Exchange Fund.

(ii)           Exchange Procedures. As soon as reasonably practicable after the Closing, the Exchange Agent shall mail to each holder of record of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented outstanding shares of Company Common Stock that were converted into the right to receive the applicable Merger Consideration pursuant to Section 2.01(i)(C), as applicable: (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and which shall be in such form and have such other provisions as determined by Parent); and (B) instructions for use in effecting the surrender of the Certificates in exchange for the applicable Merger Consideration. Surrender of any Book-Entry Shares shall be effected in accordance with the Exchange Agent’s customary procedures with respect to securities represented by book entry. Upon surrender of a Certificate or Book-Entry Share, as applicable, for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor that amount of Merger Consideration that such holder has the right to receive pursuant to the provisions of this Article II, without interest, and the Certificate or Book-Entry Share so surrendered shall forthwith be cancelled. If any portion of the applicable Merger Consideration is to be paid to or registered in the name of a person other than the person in whose name the applicable surrendered Certificate or Book-Entry Share is registered, it shall be a condition to the registration or payment of such Merger Consideration that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred and the person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other taxes required by reason of such registration in the name of a person other than the registered holder of such Certificate or Book-Entry Share or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.03, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration as contemplated by Section 2.01(i)(C). No interest shall be paid or shall accrue for the benefit of holders of Certificates or Book-Entry Shares on the applicable Merger Consideration payable upon the surrender of Certificates or Book-Entry Shares.

(iii)          Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Class A Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to any shares of Parent Class A Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.03(v), in each case until the surrender of such Certificate (subject to Section 2.03(x)) or Book-Entry Share in accordance with this Article II. Subject to applicable Laws, following surrender of any such Certificate (subject to Section 2.03(x)) or Book-Entry Share, there shall be paid to the holder of shares of Parent Class A Common Stock issued in exchange therefor, without interest, at the time of such surrender, (1) the amount of any cash payable in lieu of a fractional share of Parent Class A Common Stock to which such holder is entitled pursuant to Section 2.03(v) and (2) the amount of dividends or other distributions with a record date after the Effective Time and theretofore payable with respect to such shares of Parent Class A Common Stock and not paid.

(iv)          No Further Ownership Rights in Company Common Stock. All Merger Consideration issued upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificates or Book-Entry Shares, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation (or any register of members or similar of the Surviving Company) of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to Parent or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II, except as otherwise provided by Law.

(v)           Fractional Shares.

(A)          No fraction of a share of Parent Class A Common Stock shall be issued to holders of Certificates or Book-Entry Shares in connection with the Mergers, and no certificates, book entries or scrip for any such fractional share or interest therein shall be issued to holders of Certificates or Book-Entry Shares nor shall they entitle the owner thereof to vote or to any other rights as a stockholder of Parent.

(B)          Notwithstanding any other provision of this Agreement, a whole number of shares of Parent Class A Common Stock equal to the sum of all fractional shares of Parent Class A Common Stock that would have been issued pursuant to the Mergers in the absence of Section 2.03(v)(A), rounded up to the next whole number of shares if applicable, shall be issued to the Exchange Agent on behalf of the holders of Certificates or Book-Entry Shares. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Class A Common Stock (after aggregating all shares of Parent Class A Common Stock issuable to such holder hereunder) shall, in lieu of such fraction of a share, upon surrender of such holder’s Certificate(s) (subject to Section 2.03(x)) or the transfer of such holder’s Book-Entry Shares, be paid in cash, without interest, an amount equal to such fraction determined as follows: As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the sum of the number of full shares of Parent Class A Common Stock delivered to the Exchange Agent for issuance to holders of Certificates or Book-Entry Shares and the number of full shares of Parent Class A Common Stock delivered to the Exchange Agent pursuant to the first sentence of this Section 2.03(v)(B) over (ii) the aggregate number of full shares of Parent Class A Common Stock to be distributed to holders of Certificates or Book-Entry Shares (such excess being herein referred to as the “Excess Shares”). As soon as practicable after the Effective Time, the Exchange Agent, as agent for such holders of Certificates or Book-Entry Shares, shall sell the Excess Shares at then prevailing prices on the Nasdaq, all in the manner provided herein in clause (C) below.

(C)          The sale of the Excess Shares by the Exchange Agent shall be executed on the Nasdaq and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to the holders of Certificates or Book-Entry Shares, the Exchange Agent shall hold such proceeds in trust for such holders. The net proceeds of any such sale or sales of Excess Shares to be distributed to the holders of Certificates or Book-Entry Shares shall be reduced by any and all commissions, transfer taxes and other out-of-pocket transaction costs, as well as any expenses, of the Exchange Agent incurred in connection with such sale or sales. The Exchange Agent shall determine the portion of such net proceeds to which each holder of Certificates or Book-Entry Shares shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Certificates or Book-Entry Shares is entitled (after taking into account all Certificates and Book-Entry Shares then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Certificates or Book-Entry Shares are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates or Book-Entry Shares with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 2.03(v).

(vi)          Return of Merger Consideration. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(i) that remains undistributed to the holders of the Certificates or Book-Entry Shares for one year after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Certificates or Book-Entry Shares who have not theretofore complied with this Article II shall thereafter be entitled to look only to Parent for payment of their claim for any Merger Consideration (including any cash in lieu of fractional shares of Parent Class A Common Stock) and any dividends or distributions with respect to Parent Class A Common Stock upon due surrender of the Certificate or Book-Entry Shares.

(vii)         No Liability. None of Parent, the Company, Merger Sub 1, Merger Sub 2, the Surviving Corporation, the Surviving Company, the Exchange Agent or any other Person shall be liable to any Person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to seven (7) years after the Effective Time, or immediately prior to such earlier date on which any Merger Consideration (including any cash in lieu of fractional shares of Parent Class A Common Stock) or any dividends or distributions with respect to Parent Class A Common Stock in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interests of any Person previously entitled thereto.

(viii)        Investment of Merger Consideration. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided, that no losses on such investments shall affect the cash payable to former holders of shares of Company Common Stock pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to Parent.

(ix)           Withholding Rights. Each of Parent, the Company, Merger Sub 1, Merger Sub 2, the Surviving Corporation, the Surviving Company and the Exchange Agent, and their respective agents, as applicable, shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any other applicable Law. To the extent that amounts are withheld or paid over to or deposited with the relevant Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(x)            Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such reasonable amount as Parent or the Exchange Agent, as applicable, may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, any cash in lieu of fractional shares of Parent Class A Common Stock, and unpaid dividends and distributions on shares of Parent Class A Common Stock deliverable in respect thereof, pursuant to this Agreement.

Section 2.04 Certain Adjustments. If between the date of this Agreement and the Effective Time, the outstanding shares of Parent Class A Common Stock or, subject to Section 5.01, Company Common Stock are changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination, exchange or conversion of shares, dividend payable in stock or other securities or other similar transaction, the Exchange Ratio and, only in the event of any such reclassification, recapitalization, split-up, combination, exchange or conversion, dividend or similar transaction with respect to the Company Common Stock, the Per Share Cash Amount, and related provisions shall be appropriately adjusted to provide to the holders of Company Common Stock or Company Equity Awards the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or conversion, dividend or other similar transaction. Nothing in this Section 2.04 shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.05 Further Assurances. At and after the Effective Time, the officers and directors or managers, as applicable, of Parent, the Surviving Corporation or the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of Parent or the Company, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf thereof, any and all other actions and things necessary or advisable to vest, perfect or confirm of record or otherwise in Parent or the Surviving Company, as applicable, any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by Parent or the Surviving Company, as applicable, as a result of, or in connection with, the Mergers.

Section 2.06 Governance of Parent. After the date hereof and prior to the Closing, the Company shall be permitted to designate an additional member of the Board of Directors of Parent, who shall be reasonably acceptable to Parent (the “Company Designee”). The parties shall take all action necessary so that, as of immediately following the Effective Time, the Company Designee shall be added as an additional member of the Board of Directors of Parent, to hold office until the earliest to occur of the appointment or election of his or her successor or his or her resignation or proper removal. In the event that prior to the Effective Time, the Company Designee is unable or unwilling to serve on the Board of Directors of Parent, the Company shall select a replacement for such individual to serve in such person’s place (which replacement must be reasonably acceptable to Parent), and such replacement individual shall become the “Company Designee”. The parties shall take all action necessary to ensure that any such replacement designee is duly qualified and appointed as a director of the Board of Directors of Parent as of immediately following the Effective Time in accordance with this Section 2.06.

Section 2.07 Governance of Merger Subs.

(i)            At the Effective Time, subject to Section 5.12, the Company Charter and the Company Bylaws shall be amended and restated to read in their entirety as the Certificate of Incorporation of Merger Sub 1 and the Bylaws of Merger Sub 1, respectively, except that unless otherwise determined by Parent, references therein to Merger Sub 1 shall be deemed to refer to the name of the Surviving Corporation, in each case until thereafter amended in accordance with this Agreement and applicable Law.

(ii)           At the Second Effective Time, subject to Section 5.12, the certificate of formation and the limited liability company agreement of Merger Sub 2, each as in effect immediately prior to the Second Effective Time shall be the certificate of formation and the limited liability company agreement of the Surviving Company, except that unless otherwise determined by Parent the name of the Surviving Company shall be Roku, LLC, in each case, until thereafter amended in accordance with applicable Law.

(iii)          The directors of Merger Sub 1 immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The managers of Merger Sub 2 immediately prior to the Second Effective Time shall become the managers of the Surviving Company immediately after the Second Effective Time, to hold office until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(iv)          The officers of Merger Sub 1 immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be. The officers of Merger Sub 2 immediately prior to the Second Effective Time shall become the officers of the Surviving Company immediately after the Second Effective Time, to hold office until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Article III

Representations and Warranties of the Company

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company at the time of entering into this Agreement (the “Company Disclosure Letter”) (it being understood that any disclosure set forth in one section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure) or, to the extent the qualifying nature of such disclosure with respect to a specific representation and warranty is reasonably apparent therefrom, as set forth in the Company Reports filed on or after January 1, 2025 and prior to the date of this Agreement (excluding all disclosures (other than statements of historical fact) in any “Risk Factors” section and any disclosures included in any such Company Reports that are cautionary, predictive or forward looking in nature), the Company hereby represents and warrants to Parent and the Merger Subs as follows:

Section 3.01 Organization, Good Standing and Qualification. (a) The Company is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification.

(b)           The Company has made available to Parent complete and correct copies of (i) the Company Charter and Company Bylaws and (ii) the organizational documents of each of the Significant Subsidiaries of the Company, in each case, as amended to and as in effect on the date of this Agreement. The Company is not in violation of the Company Charter or Company Bylaws in any material respect. No Subsidiary of the Company is in violation of any provision of its organizational documents except as, individually or in the aggregate, has not and would not be reasonably expected to have a Company Material Adverse Effect.

Section 3.02 Capital Structure. (a) The authorized capital stock of the Company consists of (i) 1,000,000,000 shares of class A common stock, $0.0001 par value per share, of the Company (the “Company Class A Common Stock”, and such shares, “Class A Shares”), (ii) 150,000,000 shares of class B common stock, $0.0001 par value per share, of the Company (the “Company Class B Common Stock”, and together with the Company Class B Common Stock, the “Company Common Stock”, and such shares of Company Class B Common Stock, “Class B Shares”, and together with the Class A Shares, the “Shares”), and (iii) 10,000,000 shares of preferred stock, par value $0.0001 per share, of the Company (the “Company Preferred Stock”). As of the close of business on June 11, 2026 (such date and time, the “Measurement Date”), (A) 131,950,102 Class A Shares and 16,392,064 Class B Shares were issued and outstanding; (B) no shares of Company Preferred Stock were issued and outstanding; (C) Company Options to purchase an aggregate of 4,020,409 Class A Shares and an aggregate of 346,746 Class B Shares were issued and outstanding; (D) an aggregate of 4,110,341 Class A Shares were subject to outstanding Company RSUs; (E) an aggregate of 39,952,762 Class A Shares were reserved for issuance pursuant to the Company Stock Plans; (F) an aggregate of 5,089,265 Class A Shares were reserved for issuance pursuant to the Company ESPP; and (G) no shares of Company Common Stock were held in the treasury of the Company. Except as provided in the preceding sentence and except for Shares that after the date hereof become reserved for issuance or subject to issuance as permitted under this Agreement, the Company has no Shares or other shares of capital stock reserved for, or subject to, issuance.

(b)           (i) From the Measurement Date to the date of this Agreement, the Company has not (A) issued any Shares except pursuant to the settlement of Company RSUs or the exercise of Company Options outstanding as of the Measurement Date, (B) issued or granted any Company RSUs, Company Options or other equity awards or (C) issued any other shares of capital stock of the Company or securities convertible into or exchangeable or exercisable for any shares of capital stock of the Company. (ii) Upon any issuance of any Shares in accordance with the terms of the Company Stock Plans and this Agreement, such Shares will be duly authorized, validly issued and fully paid and nonassessable and free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”). (iii) Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any Lien (other than (A) transfer restrictions arising under applicable securities Laws and (B) any Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been recorded in the Company’s financial statements). (iv) Except as set forth in Sections 3.02(a) or 3.02(e), as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity or voting securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from the Company or any of its Subsidiaries any equity or voting securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. (v) The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. (vi) The Company has requested that its proxy mailing service provider provide, and the Company has received from such provider, an estimate of non-U.S. equity ownership of the Company, which estimate was determined based on the mailing addresses of beneficial owners of Company Common Stock as reflected in such service provider’s records (a “Proxy Mailing Search”); and to the Knowledge of the Company, based on such estimate, no more than 20% of the total equity interests in the Company, and no more than 20% of the voting securities in the Company, are held by non-U.S. persons or entities.

(c)           Section 3.02(c) of the Company Disclosure Letter sets forth, as of the date of this Agreement, (i) each of the Company’s Significant Subsidiaries and the ownership interest of the Company in each such Subsidiary and (ii) any other Person in which the Company or any of its Subsidiaries may hold capital stock or other equity interest (other than securities held by any employee benefit plan of the Company or any of its Subsidiaries or any trustee, agent or other fiduciary in such capacity under any such employee benefit plan. No Subsidiary of the Company owns any Shares). As of the date of this Agreement, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person other than any direct or indirect wholly-owned Subsidiary of the Company, nor does the Company or any Subsidiary of the Company have any obligation, contingent or otherwise, to consummate any investment in any such Person.

(d)           All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable.

(e)           Section 3.02(e) of the Company Disclosure Letter sets forth a true and complete list as of the Measurement Date of all Company Equity Awards, including (as applicable) (i) the name of the holder; (ii) the form of Company Equity Award held; (iii) the number of shares issuable upon exercise or settlement of such Company Equity Award, (iv) the exercise price and (v) the grant date and the expiration date. Each Company Equity Award (w) was duly authorized no later than the date on which the grant of such Company Equity Award was by its terms to be effective by all necessary action and granted in compliance with all applicable Laws (including Section 409A of the Code) and the terms and conditions of the Company Stock Plan under which it was granted, (x) is evidenced by an award agreement, substantially in the forms made available to Parent, (y) will not trigger any liability for the holder thereof under Section 409A of the Code and (z) was issued under and covered by an effective Form S-8 registration statement covering Shares issued under the Company Stock Plan.

Section 3.03 Corporate Authority and Approval; Financial Advisor Opinions. The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under the Transaction Documents to which it is a party and to consummate the Transactions to which it is a party, subject only to the adoption of this Agreement by the holders of a majority of the outstanding Class A Shares and Class B Shares entitled to vote on such matter, voting together as a single class, at a meeting duly called and held for such purpose (the “Company Stockholder Approval”). The Company Stockholder Approval is the only vote of the holders of any class of the Company’s capital stock or any holder of capital stock of or other equity interests in any of the Company’s Subsidiaries necessary to authorize or adopt this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). Upon execution and delivery by each of the Company of each other Transaction Document to which it is a party, each other Transaction Document to which it is a party will constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Board of Directors of the Company has unanimously (i) determined that this Agreement, the Mergers and the other Transactions are advisable, fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable this Agreement, the Mergers and the other Transactions, on the terms and subject to the conditions set forth herein; (iii) subject to the terms hereof, resolved to recommend that the Company’s stockholders adopt and approve this Agreement and approve the Mergers and the other Transactions; (iv) authorized and approved the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions; (v) directed that this Agreement be submitted to the Company’s stockholders for adoption at a duly held meeting of such stockholders for such purpose (including any adjournment or postponement thereof); and (vi) received the opinion of Qatalyst Partners LP (“Qatalyst Partners”) to the effect that, as of the date of such opinion and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Merger Consideration to be received by holders of Shares (other than Parent or any Affiliate of Parent) pursuant to, and in accordance with, the terms of this Agreement is fair, from a financial point of view, to such holders. Subject to Section 5.02, such resolutions have not been amended, modified or rescinded. A signed copy of such opinion will be made available to Parent, for informational purposes only, promptly after the execution and delivery of this Agreement (it being understood and agreed that such opinion is for the benefit of the Board of Directors of the Company only).

Section 3.04 Governmental Filings; No Violations. (a) Other than the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) pursuant to Section 1.03, (ii) as may be required under the HSR Act or any other applicable Antitrust Laws, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act, (iii) required to comply with state securities or “blue-sky” Laws, (iv) as may be required under applicable Investment Screening Laws, or (v) any filings required under the rules and regulations of Nasdaq, no filings, notices and/or reports are required to be made by the Company or its Subsidiaries with, nor are any consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be obtained by the Company or its Subsidiaries from, any domestic, foreign or transnational governmental, competition or regulatory authority, court, arbitral tribunal agency, commission, body or other legislative, executive or judicial governmental entity or self-regulatory agency (each, a “Governmental Entity”) in connection with the execution, delivery and performance by the Company of the Transaction Documents to which it is a party or the consummation by the Company of the Mergers and the other Transactions, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)           The execution, delivery and performance by the Company of each Transaction Document to which it is a party does not, and the consummation by the Company of the Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the Amended and Restated Certificate of Incorporation of the Company (as amended from time to time, the “Company Charter”) or the Amended and Restated Bylaws of the Company (as amended from time to time, the “Company Bylaws”) or the comparable governing instruments of any of the Company’s Subsidiaries, (ii) with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any Material Contract (as defined below) binding upon the Company or any of its Subsidiaries or by which its or their assets or properties is bound, assuming the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods and authorizations referred to in Section 3.04(a) are made or obtained and receipt of the Company Stockholder Approval, under any Law, Order or License to which the Company or any of its Subsidiaries is subject or (iii) any change in the rights or obligations under any Material Contract to which the Company or any of its Subsidiaries is a party, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, acceleration, creation or change that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.05 Company Reports; Financial Statements. (a) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents including all exhibits and information incorporated by reference required to be filed or furnished by it with or to the SEC pursuant to the Exchange Act or the Securities Act since January 1, 2024, (the “Applicable Date”) (the forms, statements, reports and documents filed with or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b)           The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(c)           The Company maintains and at all times since the Applicable Date has maintained, disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC under the Exchange Act. The Company maintains and at all times since the Applicable Date has maintained, internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available prior to the date of this Agreement to Parent (I) either materials relating to or a summary of any disclosure of matters described in clauses (x) or (y) in the preceding sentence made by management of the Company to its auditors and audit committee on or after the Applicable Date and prior to the date of this Agreement and (II) any material communication on or after the Applicable Date and prior to the date of this Agreement made by management of the Company or its auditors to the audit committee as required by the listing standards of Nasdaq, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Applicable Date and prior to the date of this Agreement, no complaints from any source regarding a material violation of accounting procedures, internal accounting controls or auditing matters or compliance with Law, including from Company Employees regarding questionable accounting, auditing or legal compliance matters have, to the Knowledge of the Company, been received by the Company.

(d)           Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position of the Company and its Subsidiaries, as of the date of such balance sheet, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity (deficit) included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.

(e)           Neither the Company nor any of its Subsidiaries has incurred any Indebtedness, or issued or sold any debt securities or rights to acquire any debt security of the Company or any of its Subsidiaries, the terms of which, or the terms of any instrument under which such Indebtedness, debt securities or rights were issued, requires the public listing of such Indebtedness, debt securities or rights or the maintenance by the Company or any of its Subsidiaries of registration under the Exchange Act.

Section 3.06 Absence of Certain Changes. Since the date of the Most Recent Balance Sheet, and through the date of this Agreement, there has not been any change, effect, circumstance or development which has had or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since the date of the Most Recent Balance Sheet, and through the date of this Agreement, except for the Transactions, (i) the Company and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice; (ii) the Company and its Subsidiaries have not declared, set aside or paid any dividend or distribution payable in cash, stock or property in respect of any capital stock (except for dividends or other distributions by any wholly owned Subsidiary of the Company to the Company or to any other wholly owned Subsidiary of the Company); (iii) the Company and its Subsidiaries have not incurred any Indebtedness or issued any warrants or rights to acquire any Indebtedness, other than (x) Indebtedness in the ordinary course of business consistent with past practice under the Existing Credit Agreement and (y) intercompany Indebtedness among the Company and its wholly owned Subsidiaries; (iv) the Company and its Subsidiaries have not acquired any business, whether by merger, consolidation, purchase of property or assets or otherwise; (v) the Company and its Subsidiaries have not made any material change with respect to financial accounting policies or procedures, except as required by applicable Law or GAAP; and (vi) neither the Company nor any of its subsidiaries has taken any action or failed to take any action that, if taken after the date hereof and prior to the Closing, would have required consent of Parent pursuant to subparagraphs (i), (ii), (v), (vi), (x), (xii), (xiii), (xv), or, with respect to foregoing subparagraphs, (xviii) of Section 5.01(b)).

Section 3.07 Litigation and Liabilities. There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings (“Proceedings”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise other than (i) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of the Company as of March 31, 2026, and the notes thereto set forth in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2026 (the “Most Recent Balance Sheet”); (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of the Most Recent Balance Sheet; (iii) liabilities or obligations arising out of the Transaction Documents (and which do not arise out of a breach by the Company or any of its Subsidiaries of any Transaction Document); or (iv) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement of or with any Governmental Entity that would, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect (except to the extent expressly consented to by Parent pursuant to Section 5.06).

Section 3.08 Employee Benefits. (a) For the purposes of this Agreement, the term “Company Plan” shall mean any benefit or compensation plan, contract, policy, program agreement or arrangement (whether written or unwritten) maintained, sponsored or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries covering current or former employees, directors or other natural person service providers of the Company or any of its Subsidiaries (“Company Service Providers”) or with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any liability (contingent or otherwise), including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any incentive, bonus, deferred compensation, stock purchase, employment, retention, severance, termination, change in control, restricted stock, stock option, stock appreciation rights or stock based plans, employee loans, tax gross-up, medical, life or other insurance, profit-sharing, pension or retirement plan; provided that the term Company Plan shall exclude any “multiemployer plan” within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”). Each material Company Plan (other than any individual offer letters with any employees of the Company or any of its Subsidiaries pursuant to the Company’s form offer letter provided to Parent, which do not provide for contractual severance entitlements or compensation guarantees (each, an “Offer Letter”)) as of the date of this Agreement is listed in Section 3.08(a) of the Company Disclosure Letter. True and complete copies of each of the following have been provided or made available to Parent prior to the date of this Agreement: (i) the plan documents for each material Company Plan (other than any Offer Letter that is terminable “at will” (or following a notice period imposed by applicable law) without any contractual obligation on the part of the Company or any Subsidiary of the Company to make any severance, termination, change in control, or similar payment) (or, if unwritten, a written summary thereof), and all amendments thereto; (ii) any currently effective favorable determination letter or opinion letter received from the IRS; (iii) the most recent annual actuarial valuation; (iv) the most recent summary plan descriptions and any material modifications thereto; and (v) the most recent nondiscrimination tests required to be performed under the Code.

(b)           All Company Plans have been established, maintained and operated in compliance with the terms of such Company Plan and applicable Laws (including, if applicable, ERISA and the Code), except as would not be reasonably likely to have a Company Material Adverse Effect.

(c)           Each Company Plan that is subject to ERISA (a “Company ERISA Plan”) and that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Company Pension Plan”) intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service and, to the Knowledge of the Company, circumstances do not exist that are reasonably likely to adversely affect the qualification of such plan under Section 401(a) of the Code.

(d)           No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any trade or business (whether or not incorporated) which is considered one employer with the Company or any of its Subsidiaries under Section 4001 of ERISA or Section 414 of the Code (a “Company ERISA Affiliate”).

(e)           None of the Company or any of its Subsidiaries nor any Company ERISA Affiliate currently sponsors, maintains or contributes or is obligated to contribute to or has any liability with respect to, or has in the past six (6) years sponsored, maintained or contributed or been obligated to contribute to or had any liability with respect to, any (i) pension plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section or (ii) any Multiemployer Plan. No Company Plan is and none of the Company nor any of its Subsidiaries sponsor, contribute to, or have any liability in respect of, (i) a “multiple employer plan” as defined in Section 413(c) of the Code, or (ii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(f)            All contributions, premiums or other amounts required to be made by the Company or its Subsidiaries under each Company Plan, as of the date of this Agreement, have been timely made and all obligations in respect of each Company Plan have been properly accrued in accordance with past practice, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(g)           There is no pending or, to the Knowledge of the Company, threatened claims (other than routine claims for benefits), audits, suits, proceedings, investigations or any other legal proceeding (collectively, “Actions”) relating to the Company Plans, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and, to the Knowledge of the Company, no facts or circumstances currently exist that would reasonably be expected to give rise to any such Actions which would reasonably be expected to have a Company Material Adverse Effect.

(h)           Neither the Company nor its Subsidiaries have any obligations for retiree health or life benefits to any Company Service Provider or under any Company Plan or any collective bargaining agreement, except as required by Section 4980B of the Code or Section 601 of ERISA (at the sole expense of the beneficiary thereof).

(i)            Neither the execution of this Agreement, stockholder adoption of this Agreement, receipt of approval or clearance from any one or more Governmental Entities of the Mergers or the other Transactions contemplated by this Agreement, nor the consummation of the Mergers or the other Transactions contemplated hereby will (whether alone or in connection with any other event), (i) result in any payment or benefit (including severance) becoming due to any Company Service Provider (ii) cause any Company Service Provider to become eligible for any increase in compensation or benefits (including severance pay (including any increase from zero) upon any termination of employment after the date of this Agreement), (iii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of any compensation or benefits, or increase the amount payable or result in any other material obligation to, any Company Service Provider, (iv) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Parent, to merge, amend or terminate any of the Company Plans or (v) result in any payment or benefit (including accelerated vesting) that will be considered an “excess parachute payment” within the meaning of Section 280G of the Code to any “disqualified individual” within the meaning of Section 280G of the Code.

(j)            Neither the Company nor any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any individual for any Taxes, interest or penalties incurred (including pursuant to Sections 409A or 4999 of the Code).

(k)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries (A) are in compliance with applicable Laws that require amounts to be withheld, informed and/or paid with respect to earnings, salaries and other payments to employees, including applicable withholding Taxes, health and social security contributions and pension contributions and (B) have no liability by reason of an individual who performs or performed services for the Company or any of the Subsidiaries in any capacity being improperly excluded from participating in a Company Plan and (ii) to the Knowledge of the Company, each of the employees of the Company and its Subsidiaries has been properly classified by the Company and its Subsidiaries as “exempt” or “non-exempt” under applicable Law.

Section 3.09 Labor Matters.

(a)           As of the date of this Agreement, and since the Applicable Date, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) neither the Company nor any of its Subsidiaries has been the subject of any proceeding asserting that the Company or any of its Subsidiaries has committed any unfair labor practice or has sought to compel the Company to bargain with any labor union or labor organization, (b) there has been no pending or, to the Knowledge of the Company, threatened in writing, any labor strike, walkout, work stoppage, slow-down or lockout involving the Company or its Subsidiaries, (c) there has been no pending or threatened union organizing activities involving employees of the Company or any of its Subsidiaries or representation or certification proceedings or petitions with or to be brought or filed with the National Labor Relations Board or other labor relations tribunal by any union, works council or other similar labor or employee association (“Union”). Except as set forth on Section 3.09(a) of the Company Disclosure Letter, neither the Company not any of its Subsidiaries is party to or bound by any Labor Agreement, and no employee of the Company is represented by a Union.

(b)           The Company and its Subsidiaries are, and since the Applicable Date have been, in material compliance with all applicable Laws relating to labor, employment and employment practices, including all Laws respecting terms and conditions of employment, labor relations, collective bargaining, wages, hours, worker classification, notices, leave, affirmative action and plan obligations, equal employment opportunity, child labor, immigration (including completion of Forms I-9 for all U.S. employees), discrimination, harassment, retaliation, termination of employment, disability rights or benefits, privacy, workers’ compensation, occupational safety and health, withholding of taxes, unemployment compensation, restrictive covenants, plant closures and group layoffs (including the Worker Adjustment and Retraining Notification Act of 1988 and any similar Law (“WARN”)) (collectively, “Employment Laws”), except, in each case, for such noncompliance as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There are no, and since the Applicable Date have not been any, material proceedings or material governmental Orders against the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened under any Employment Law.

(c)           The Company has reasonably investigated all sexual harassment, harassment, retaliation and discrimination allegations against or in respect of any current or former employee or individual service provider of the Company and its Subsidiaries that has been reported since the Applicable Date and, with respect to each such allegation with merit, have taken prompt corrective action reasonably calculated to prevent further improper conduct. The Company does not expect that any such allegations would, individually or in the aggregate, reasonably be expected to result in any material liability, and, since the Applicable Date, neither the Company nor any of its Subsidiaries have been party to any settlement or similar agreement involving allegations of sexual harassment or sexual misconduct relating to any employee or other current or former employee or individual service provider of the Company or its Subsidiaries.

Section 3.10 Compliance with Laws, Licenses. (a) Neither the Company nor any of its Subsidiaries is in violation of, or has since the Applicable Date, violated any applicable federal, state, local, foreign or transnational law, statute or ordinance, common law, or any rule or regulation, including the Export and Sanctions Regulations (collectively, “Laws”) or any order, judgment, injunction, ruling, writ, award or decree of any Governmental Entity (collectively, “Order”), except for such violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or its Subsidiaries is pending or, as of the date of this Agreement, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries possess each permit, license, certification, approval, registration, consent, authorization, franchise, concession, variance, exemption and order issued or granted by a Governmental Entity (collectively, “Licenses”) necessary to conduct their businesses as they are conducted as of the date of this Agreement.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i)            The Company, its Subsidiaries and their respective officers, directors, employees and, to the Knowledge of the Company, agents (while acting on behalf of the Company or its Subsidiaries) are in compliance in with and in the past five (5) years have complied with: (i) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) (“FCPA”) to the extent applicable to the Company, its Subsidiaries and such officers, directors, employees and agents, and (ii) the provisions of applicable anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated. Since the Applicable Date, to the Knowledge of the Company, the Company, its Subsidiaries and/or their respective officers, directors, employees and agents have not paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other government official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official or of the government to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage, in each case in violation of any of the FCPA or any Laws described in clause (ii).

(ii)           The Company and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to promote and achieve compliance with Export and Sanctions Regulations, the FCPA and any other applicable anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which the Company and its Subsidiaries operate.

(iii)          Neither the Company, its Subsidiaries nor any of their respective officers, directors or employees, nor to the Company’s knowledge, any agent or other third party representative acting on behalf of any of the Company, is currently, or has been since April 24, 2019 during their relationship with the Company: (i) a Sanctioned Person; (ii) engaging in any dealings or transactions with, on behalf of, or for the benefit of any Sanctioned Person or in any Sanctioned Country; (iii) engaging in any export, reexport, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under all applicable Export and Sanctions Regulations; or (iv) otherwise violated Export and Sanctions Regulations.

(iv)          Neither the Company nor any of its Subsidiaries are subject to any actual or pending civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations (as notified in writing), proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Company or any of its Subsidiaries relating to Export and Sanctions Regulations, the FCPA or any other applicable anti-bribery, anti-corruption or anti-money laundering Laws.

Section 3.11 Certain Contracts.

(a)           Section 3.11 of the Company Disclosure Letter sets forth a list as of the date of this Agreement of each Material Contract. For purposes of this Agreement, “Material Contract” means any agreement, lease, license, contract, consent, settlement, note, mortgage, indenture, arrangement, understanding or other obligation (“Contracts”) to which either the Company or any of its Subsidiaries is a party or otherwise bound (other than Transaction Documents, Company Plans or Offer Letters), which:

(i)            provides that limits in any material respect the ability of the Company or any of its Subsidiaries (or would (or would be reasonably expected to) limit in any material respect Parent or any of its Subsidiaries after the Effective Time) to compete with any other Person, or which grants “most favored nation” protections with respect to pricing or any other matter that is reasonably likely to be material to the Company or its Subsidiaries to the counterparty to such Contract;

(ii)           purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or following the Effective Time, Parent or any of its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business (other than location restrictions contained in ordinary course content agreements limiting the geographic areas where the applicable content may be streamed or distributed);

(iii)          (x) requires the Company or any Subsidiary to deal exclusively with any Person or group of related Persons which Contract is reasonably likely to provide for annual revenues or expenses of $10,000,000 or more or (y) requires, after the Effective Time, Parent or its Affiliates (other than the Surviving Company or its Subsidiaries) to deal exclusively with any Person or group of related Persons;

(iv)          is with (A) one of the ten (10) largest customers of each of the Company’s Advertising, Subscription and Devices segments based on the revenue generated by the Company and its Subsidiaries, taken as a whole, with respect to each such segment during the fiscal year ended December 31, 2025 or (B) with one of the ten (10) largest vendors (excluding legal, accounting, tax and similar professional service providers) of the Company and its Subsidiaries, taken as a whole, determined on the basis of expenditures, during the fiscal year ended December 31, 2025;

(v)           is a Contract for the lease of real property providing for annual payments of $10,000,000 or more;

(vi)          is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(vii)         contains a put, call, right of first refusal, right of first offer or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any Person or assets at a purchase price which would reasonably be expected to exceed, or the fair market value of the assets of which would be reasonably likely to exceed, $10,000,000;

(viii)        would by their terms require the disposition or loss of any assets, properties (including Intellectual Property) or lines of business, or loss of any rights or privileges, of the Company or its Subsidiaries (or, after the Effective Time, Parent or its Affiliates) as a result of the consummation of the Transactions and would reasonably be expected to provide for annual revenues or expenses of $10,000,000 or more;

(ix)           contains (A) any grant to any Person by the Company or any of its Subsidiaries or (B) any grant to the Company or any of its Subsidiaries by any Person, in each case, of any license, sublicense, right, consent, or covenant not to assert under or with respect to any material Intellectual Property and is reasonably likely to provide for annual revenues or expenses of $25,000,000 or more;

(x)            is a collective bargaining agreement or other Contract with any trade union, labor union, works council, labor organization or other employee representative organization (each, a “Labor Agreement”);

(xi)           provides for Indebtedness (other than intercompany Indebtedness owed by the Company or any wholly-owned Subsidiary of the Company to any other or wholly-owned Subsidiary, or by any wholly-owned Subsidiary of the Company to the Company) of the Company or any of its Subsidiaries;

(xii)          is a limited liability company agreement, partnership agreement, joint venture agreement, strategic alliance or similar Contract or provides for the formation, creation, operation or management of the foregoing, other than such Contracts among the Company and any of its wholly-owned Subsidiaries or among any of the wholly-owned Subsidiaries of the Company;

(xiii)         relates to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) (A) that was entered into within the prior five (5) years for aggregate consideration of more than $50,000,000 or (B) pursuant to which any potential earn-out, deferred or contingent payment or other material obligations remain outstanding (excluding indemnification obligations in respect of fundamental representations and warranties) or otherwise survive as of the date hereof;

(xiv)        provides for indemnification of any officer, director or employee by the Company or any of its Subsidiaries entered into outside the ordinary course of business;

(xv)         involves the settlement of any pending or threatened claim, action or proceeding that requires payment obligations after the date hereof in excess of $10,000,000 or that imposes any ongoing restrictions on the conduct of business of the Company or any of its Subsidiaries;

(xvi)        is between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any of its Subsidiaries or any Person beneficially owning five (5) percent or more of the outstanding Shares, on the other hand; or

(xvii)       is a Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (i) through (xvii) that has or would reasonably be expected to, either pursuant to its own terms or the terms of any related Contracts, involve net payments or receipts in excess of $25,000,000 in any year.

(b)           A true and complete copy of each Material Contract, as amended as of the date of this Agreement, including all attachments, schedules and exhibits thereto, has been made available to Parent prior to the date of this Agreement (other than any immaterial omissions). Each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party is in breach of or in default under any Material Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or any of its Subsidiaries, in each case, except for such breaches and defaults as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, as of the date of this Agreement and since the Applicable Date, neither the Company nor any of its Subsidiaries has received written notice alleging a breach of or default under any Material Contract.

Section 3.12 Takeover Statutes. Assuming that neither Parent, Merger Sub 1 nor Merger Sub 2 owns any shares of capital stock of the Company, the Company’s Board of Directors has taken all necessary actions so that any applicable “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company Charter or Company Bylaws will not be applicable to the Mergers and the other Transactions (including the transactions contemplated by the Sellside Voting Agreement).

Section 3.13 Environmental Matters. Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) each of the Company and its Subsidiaries has since the Applicable Date been in compliance with all applicable Environmental Laws, including possessing and complying with all Licenses under Environmental Laws; (ii) the properties currently owned, leased or operated by the Company or any of its Subsidiaries (including soils, groundwater and surface water), and to the Knowledge of the Company, any properties formerly owned, leased or operated, are not contaminated with any Hazardous Substances that has resulted or would reasonably be expected to result in the Company or any Retained Subsidiary incurring liability or having to conduct or fund any cleanup or other remedial activity pursuant to any applicable Environmental Law; (iii) neither the Company nor any of its Subsidiaries is subject to any Proceeding alleging that it is liable for the release or threat of release of any Hazardous Substance that has or would reasonably be expected to result in the Company or any Subsidiary incurring liability under any applicable Environmental Law; (iv) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; and (v) neither the Company nor any of its Subsidiaries is subject to, or has contractually assumed or retained, any outstanding obligations under any orders, decrees or injunctions, or outstanding obligations or claims under any indemnities, concerning liability or obligations relating to any Environmental Law.

Section 3.14 Taxes. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)            The Company and each of its Subsidiaries (A) have prepared (or cause to be prepared) and timely filed all income and other material Tax Returns required to be filed by it (taking into account applicable extensions to file such Tax Returns) and all such Tax Returns are true, complete and accurate in all respects; (B) have paid all Taxes required to be paid by it (whether or not shown as due and owing on any Tax Return); (C) have complied in all respects with all applicable Laws relating to the withholding and payment of Taxes, and has withheld all Taxes required to be withheld by it and timely paid such Taxes to the appropriate Governmental Entity; and (D) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, in each case that remains in effect.

(ii)           All Taxes of the Company and its Subsidiaries that are not yet due and payable have been properly reserved for in the Company’s financial statements.

(iii)          Neither the Company nor any of its Subsidiaries have waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, other than, in each case, with respect to routine extensions to file Tax Returns. No closing agreement, private letter ruling, technical advice memoranda or similar agreements or ruling with respect to Taxes has been requested of any Governmental Entity by or on behalf of the Company or its Subsidiaries.

(iv)          There are no pending or, to the Knowledge of the Company, threatened audits, examinations, investigations or other proceedings with respect to any Taxes of the Company or any of its Subsidiaries. There are no claims or assessments by any Governmental Entity with respect to any Taxes of the Company or any of its Subsidiaries that have not been fully paid or finally settled.

(v)           Neither the Company nor any of its Subsidiaries have been notified by any Governmental Entity in a jurisdiction in which the Company or such Subsidiary does not file a Tax Return that the Company or such Subsidiary is or may be subject to Tax by such jurisdiction.

(vi)          Neither the Company nor any of its Subsidiaries have been a member of an “affiliated group” (within the meaning of Section 1504(a) of the Code) filing a consolidated, joint, unitary or combined federal income Tax Return or any similar group for federal, state, local or foreign Tax purposes (other than a group the common parent of which is the Company). Neither the Company nor any of its Subsidiaries have any liability for the Taxes of any Person (other than the Company or any of its current or former Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor or by contract (other than any contract entered into in the ordinary course of business that is a commercial or employment agreement no principal purpose of which relates to Taxes).

(vii)         None of the assets or properties of the Company or any of its Subsidiaries are subject to any Lien for Taxes, other than any Lien for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been recorded in the Company’s financial statements.

(b)           There are no material Tax sharing agreements, Tax allocation agreements or similar arrangements (including Tax indemnity arrangements) with respect to or involving the Company or its Subsidiaries (other than any agreement or arrangement not principally related to Taxes).

(c)           Neither the Company nor any of its Subsidiaries have been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution intended to qualify under Section 355(a) of the Code within the past five (5) years.

(d)           Neither the Company nor any of its Subsidiaries are aware of any facts, or has knowingly taken or agreed to take or refrain from taking any action, in each case, that would reasonably be expected to prevent or impede the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(e)           Neither the Company nor any of its Subsidiaries have participated in a “reportable transaction” (within the meaning of Treasury Regulations Section 1.6011-4(b) or any similar provision of state, local or non-U.S. Law).

Section 3.15 Intellectual Property. (a) All material registered Intellectual Property (“Registered IP”) owned by the Company or any of the Retained Subsidiaries is subsisting in all material respects, and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect in the jurisdiction(s) where such Registered IP is issued or registered, is, to the Knowledge of the Company, valid and enforceable.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) to the Knowledge of the Company, the Company and its Subsidiaries own, or have a valid and enforceable license or otherwise sufficient rights to use, all Intellectual Property and Information Technology used in or necessary for the business of the Company or any of its Subsidiaries (the “Company IP”), and (ii) immediately after giving effect to the Transactions, the Surviving Company and its Subsidiaries will collectively own, or have a valid and enforceable license or otherwise sufficient rights to use, all Company IP in the same manner as the Company and its Subsidiaries had immediately prior to giving effect to the Transactions, in each case, free and clear of all Liens, other than licenses of Intellectual Property rights granted in the ordinary course of business consistent with past practice. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has dedicated to the public domain, or forfeited or abandoned or otherwise allowed to become public domain, any material Company IP owned or purported to be owned by the Company or any of its Subsidiaries, other than any expiration of any Registered IP at the end of its statutory term. No Person, as of the date of this Agreement, has asserted or requested in writing, or to the Knowledge of the Company, threatened in writing to assert or request, a termination or reversion of any rights in any Company IP, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)           To the Knowledge of the Company, the Company and its Subsidiaries have not, and none of the current activities, products or services (including any program and any of the visual, literary, dramatic or musical material contained therein) of the business of the Company or any of its Subsidiaries has, since the Applicable Date, infringed, misappropriated or otherwise violated the Intellectual Property rights of, or defamed, any third party (except as would not reasonably be expected to have a Company Material Adverse Effect), and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, as of the date of this Agreement, no third party is infringing, misappropriating or otherwise violating any Company IP owned or licensed by the Company or any of its Subsidiaries. As of the date of this Agreement, there are no pending or, to the Knowledge of the Company, threatened in writing, proceedings, administrative claims, litigation, suits, actions or investigations (i) alleging that the operation of the business of the Company or any of its Subsidiaries, infringes, misappropriates or otherwise violates the Intellectual Property rights of any Person, (ii) alleging that the Company or any of its Subsidiaries has defamed any Person or (iii) terminating or purporting to terminate copyright assignments pursuant to 17 U.S.C. §203 or §304 or their foreign equivalents relating to any program, in each case of clauses (i), (ii) and (iii), that would reasonably be expected to have a materially adverse impact on the business of the Company or any of its Subsidiaries.

(d)           Except as would not reasonably be expected to have a materially adverse impact on the business of the Company or any of its Subsidiaries, the Company and its Subsidiaries take and have taken commercially reasonable measures to maintain, preserve and protect (i) their respective interests in the Intellectual Property material to the business of the Company or any of its Subsidiaries, and (ii) the confidentiality of the Trade Secrets owned or used by the Company and its Subsidiaries with respect to the business of the Company or any of its Subsidiaries. Except as would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, as of the date hereof, there has not been any disclosure or other compromise of any confidential or proprietary information, including Trade Secrets, of the Company or any of its Subsidiaries (including any such information of any other Person disclosed in confidence to the Company or any of its Subsidiaries) to any third party in a manner that has resulted in any liability to the Company or any of its Subsidiaries or any loss of confidentiality in such information.

(e)           To the Knowledge of the Company, it is the practice of the Company and its Subsidiaries that each employee and consultant of the Company or any of its Subsidiaries who contributes to the production or development of any material Company IP owned or purported to be owned by the Company or any of its Subsidiaries, executes a written agreement with an assignment of Intellectual Property rights provision (such as certificate of authorship or certificate of results and proceeds) or work-made-for-hire provision or otherwise assigns such Intellectual Property rights to the Company or one of its Subsidiaries by operation of law.

(f)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) the Information Technology used in the business of the Company or any of its Subsidiaries operates and performs in all respects as required to permit the Company and its Subsidiaries to conduct their respective business as currently conducted and (ii) to the Knowledge of the Company, since the Applicable Date through the date of this Agreement, no Person has gained unauthorized access to the Information Technology of the Company or any of its Subsidiaries.

(g)           Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) since the Applicable Date the Company and its Subsidiaries have (A) implemented and maintained commercially reasonable and appropriate security procedures and practices, including data security testing or audits at reasonable and appropriate intervals, designed to protect the Information Technology and all Personal Data and other confidential data in the possession or under the control, or Processed by the Company or any of its Subsidiaries against loss, theft, misuse or unauthorized access, use, modification, alteration, encryption, destruction or disclosure, and (B) taken reasonable steps to ensure that any third party with access to any Personal Data collected by or on behalf of the Company or any of its Subsidiaries has implemented and maintains commercially reasonable security procedures and practices designed to protect the security of such Personal Data, (ii) the Company and its Subsidiaries are, and since the Applicable Date have been, in compliance with all applicable Laws and Orders regarding the privacy, security, and Processing of customer, employee and other Personal Data or breach notification, their respective published privacy policies and notices, and contractual obligations relating to the Processing of any Personal Data (collectively, “Privacy Requirements”) and (iii) as of the date hereof, and since the Applicable Date, except as otherwise expressly disclosed in Section 3.15(g) of the Company Disclosure Letter, there have not been any incidents of, or third party claims related to, any security breaches, loss, theft, unauthorized access to, or unauthorized acquisition, modification, disclosure, corruption or encryption of any Personal Data Processed by or on behalf of the Company or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and except as otherwise expressly disclosed in Section 3.15(g) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received, as of the date of this Agreement and since the Applicable Date, any written notice of any claims, investigations (including investigations by any Governmental Entity), regulatory inquiries, or alleged violations of any Laws or Orders with respect to the Processing of Personal Data by the Company or any of its Subsidiaries or related to or alleging the violation of any Privacy Requirements. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are not subject to any Law or Order or contractual requirement that, following the Closing, would prohibit the Company or any of its Subsidiaries from Processing any Personal Data in the same manner in which the Company or any of its Subsidiaries Processed such Personal Data immediately prior to the Closing. Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company, its Subsidiaries in connection with any artificial intelligence systems or algorithms that generate, or infer how to generate, output from received input (e.g., machine learning, agentic systems, and predicative analysis) (“AI Systems”) have at all times been in compliance with all applicable Laws, and published privacy policies and contractual obligations related to the use or development of such AI Systems (“AI Requirements”), and (ii) to the Company’s Knowledge, the Company and its Subsidiaries have, and since the Applicable Date have had, all necessary rights, consents, and licenses to input the data that the Company and its Subsidiaries have used for AI System training.

(h)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the incorporation, modification, linking, calling, distribution or other use in, by or with any software owned by the Company or any of its Subsidiaries of any software subject to any license identified as an open source license by the Open Source Initiative (www.opensource.org) does not obligate the Company or any of its Subsidiaries to (i) disclose, license or distribute any source code for any portion of such software owned by the Company or any of its Subsidiaries, (ii) grant to licensees the right to make derivative works or other modifications to such software owned by the Company or any of its Subsidiaries, (iii) allow such software owned by the Company or any of its Subsidiaries or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (iv) redistribute such software at no license fee. Except as would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, none of the Company or its Subsidiaries has disclosed, delivered, licensed or otherwise made available, and none of the Company or its Subsidiaries has a duty or obligation (whether present, contingent or otherwise) to disclose, deliver, license or otherwise make available, any source code owned by the Company or its Subsidiaries for any product or service to any third party who is not or at the applicable time was not an employee or contractor of the Company or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, none of the software owned by the Company or any of its Subsidiaries contains any “back door”, “drop dead device”, “time bomb” (as such terms are commonly understood in the software industry) or any other contaminants, or any other code designed or intended to have, or capable of performing or that without user intent will cause, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any computer or other device on which such software owned by the Company or any Subsidiaries is stored, installed or used; (ii) damaging or destroying any data or file without the user’s consent; or (iii) sending information to the Company or any of its Subsidiaries or any other Person.

Section 3.16 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) all insurance policies maintained by the Company and its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid; (b) neither the Company nor any of its Subsidiaries is in breach of or default under any of such insurance policies; (c) since the Applicable Date, the Company has not received any written notice of termination or cancelation or denial of coverage with respect to any insurance policy; and (d) all insurance policies maintained by the Company and its Subsidiaries provide adequate coverage for all normal risks incident to the business of the Company and the properties and assets of the Company.

Section 3.17 Real Estate. The Company and its Subsidiaries do not and have not prior to the date of this Agreement owned any real property.

Section 3.18 Brokers and Finders. The Company and its Subsidiaries have not employed any broker, investment banker, financial advisor or finder and will not incur any liability for any brokerage fees, commissions, finders’ fees or reimbursement of expenses in connection with the Transactions, except that the Company has engaged Qatalyst Partners as the Company’s financial advisor. A complete copy of the Company’s engagement letter with Qatalyst Partners, including the financial arrangements therewith, has been provided to Parent prior to the execution of this Agreement.

Section 3.19 Affiliate Transactions. Except for directors’ and employment-related Material Contracts filed or incorporated by reference as an exhibit to a Company Report filed by the Company prior to the date hereof, since the Applicable Date, no officer or director of the Company is a party to any Contract, with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by the Company or any of its Subsidiaries, that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act, other than employment agreements and similar employee arrangements made in the ordinary course of business.

Section 3.20 No Other Representations and Warranties. (a) Except for the representations and warranties expressly set forth in this Article III, Section 8.05(b) or in a certificate delivered pursuant to this Agreement, neither the Company nor any other Person on behalf of the Company or its Subsidiaries is making, and none of them has made, any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to the accuracy or completeness of any other information provided to Parent, the Merger Subs or any of their Affiliates or Representatives, including with respect to their business, operations, assets, liabilities, conditions (financial or otherwise) or prospects or otherwise, in connection with the Transactions.

(b)           The Company acknowledges and agrees that, except for the representations and warranties of Parent and the Merger Subs expressly set forth in Article IV, Section 8.05(b) or in a certificate delivered pursuant to this Agreement, (i) none of Parent, the Merger Subs or any of their Affiliates is making, and none of them has made, any express or implied representation or warranty with respect to Parent, the Merger Subs or their Subsidiaries or with respect to the accuracy or completeness of any other information provided to the Company or any of its Affiliates or Representatives, including with respect to their business, operations, assets, liabilities, conditions (financial or otherwise) or prospects or otherwise, in connection with the Transactions, and none of the Company, its Affiliates or its Representatives is relying on any express or implied representation or warranty of Parent, the Merger Subs or any of their Affiliates except for those expressly set forth in Article IV, Section 8.05(b) or in a certificate delivered pursuant to this Agreement, and (ii) no Person has been authorized by Parent, the Merger Subs or any of their Affiliates to make any representation or warranty relating to Parent, the Merger Subs or any of their Affiliates or their respective businesses or otherwise in connection with the Transactions, and if made, such representation or warranty has not been and shall not be relied upon by the Company.

Article IV

Representations and Warranties of Parent and Merger Subs

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent at the time of entering into this Agreement (the “Parent Disclosure Letter”) (it being understood that any disclosure set forth in one section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure) or, to the extent the qualifying nature of such disclosure with respect to a specific representation and warranty is reasonably apparent therefrom, as set forth in Parent Reports filed on or after January 1, 2025 and prior to the date of this Agreement (excluding all disclosures (other than statements of historical fact) in any “Risk Factors” section and any disclosures included in any such Parent Reports that are cautionary, predictive or forward looking in nature), Parent and each of the Merger Subs hereby represent and warrant to the Company as follows:

Section 4.01 Organization, Good Standing and Qualification. Each of Parent and each of the Merger Subs is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Prior to the date of this Agreement, Parent has made available to the Company complete and correct copies of the certificate of incorporation and bylaws of Parent, in each case as amended to and in effect on the date of this Agreement. Prior to the date hereof, Parent has made available to the Company complete and correct copies of the certificate of incorporation and bylaws of each of the Merger Subs, in each case as amended to and in effect on the date hereof. Parent is not in violation of its certificate of incorporation or bylaws.

Section 4.02 Capital Structure. (a)  The authorized capital stock of Parent consists of (i) 2,000,000,000 shares of Class A Common Stock, par value $0.01 per share, of Parent (the “Parent Class A Common Stock”), (ii) 1,000,000,000 shares of Class B Common Stock, par value $0.01 per share, of Parent (the “Parent Class B Common Stock” and, together with the Parent Class A Common Stock, “Parent Common Stock”), (iii) 35,000,000 shares of preferred stock, par value $0.01 per share, of Parent (“Parent Preferred Stock”), and (iv) 35,000,000 shares of series common stock, par value $0.01 per share, of Parent (the “Parent Series Common Stock”). As of the close of business on June 11, 2026 (such date and time, the “Parent Measurement Date”), (A) 199,474,449 shares of Parent Class A Common Stock and 220,426,203 shares of Parent Class B Common Stock were issued and outstanding; (B) no shares of Parent Preferred Stock were issued and outstanding; (C) no shares of Parent Series Common Stock were issued and outstanding; (D) Parent Options to purchase an aggregate of 14,121,796 shares of Parent Class A Common Stock were issued and outstanding, including an aggregate of 13,824,516 shares of Parent Class A Common Stock subject to Parent Options that are eligible to vest based on the achievement of performance metrics; (E) an aggregate of 3,596,063 shares of Parent Class A Common Stock were subject to outstanding Parent RSUs; (F) an aggregate of 490,789 shares of Parent Class A Common Stock were subject to outstanding Parent PSUs; (G) an aggregate of 27,438,780 shares of Parent Class A Common Stock were reserved for issuance pursuant to the Parent Stock Plan; and (H) no shares of Parent Common Stock were held in the treasury of Parent. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth in this Section 4.02, as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent or any of its Subsidiaries to issue or sell any shares of capital stock or other equity or voting securities of Parent or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from Parent or any of its Subsidiaries, any voting or equity securities of Parent or any of its Subsidiaries, and no securities or obligations of Parent or any of its Subsidiaries evidencing such rights are authorized, issued or outstanding. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(b)           From the Parent Measurement Date to the date of this Agreement, Parent has not issued any shares of Parent Common Stock except pursuant to the exercise of Parent Options and the settlement of Parent RSUs and Parent PSUs outstanding on the Parent Measurement Date in accordance with their terms and, since the Parent Measurement Date to the date of this Agreement, Parent has not issued any Parent Equity Awards.

Section 4.03 Corporate Authority; Approval. Parent and each of the Merger Subs have all requisite corporate power and authority and each has taken all corporate action necessary in order to execute, deliver and perform its obligations under the Transaction Documents to which it is a party and to consummate the Transactions to which it is a party, subject to obtaining (a) the approval of the issuance of Parent Class A Common Stock comprising the Merger Consideration (the “Stock Issuance”) by a majority of the votes cast by the holders of shares of Parent Class B Common Stock entitled to vote on such matter at a meeting duly called and held for such purpose, a quorum being present (the “Parent Stockholder Approval”) and (b) the approval contemplated by Section 5.17 of this Agreement in the case of Parent and the Merger Subs. The Parent Stockholder Approval is the only vote of the holders of any of Parent’s capital stock necessary to authorize or approve this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by Parent and the Merger Subs and constitutes a valid and binding agreement of Parent and the Merger Subs, enforceable against each of Parent and the Merger Subs in accordance with its terms, subject to the Bankruptcy and Equity Exception. Upon execution and delivery by Parent and each of the Merger Subs of each other Transaction Document to which it is a party, each other Transaction Document to which it is a party will constitute a valid and binding agreement of Parent or the applicable Merger Sub, as applicable, enforceable against Parent or the applicable Merger Sub, as applicable, in accordance with its terms, subject to the Bankruptcy and Equity Exception. The shares of Parent Class A Common Stock comprising the Merger Consideration have been duly authorized and, when issued pursuant to this Agreement, will be validly issued, fully paid and non-assessable, and no stockholder of Parent will have any preemptive right of subscription or purchase in respect thereof. As of the date hereof, the Board of Directors of Parent has (x) (i) unanimously determined that this Agreement and the Transactions are fair to, and in the best interests of, Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Transactions, including the Mergers and the Stock Issuance, on the terms and subject to the conditions set forth herein, (iii) subject to Section 5.03, resolved to recommend that the holders of Parent Class B Common Stock approve the Stock Issuance; (iv) authorized and approved the execution, delivery and performance of this Agreement by Parent and the consummation by Parent of the Transactions; and (v) directed that the Stock Issuance be submitted to the holders of shares of Parent Class B Common Stock for their approval at the Parent Stockholder Meeting.

Section 4.04 Governmental Filings; No Violations. (a) Other than the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) pursuant to Section 1.03, (ii) as may be required under the HSR Act or any other applicable Antitrust Laws, the Exchange Act and the Securities Act, (iii) required to comply with state securities or “blue-sky” Laws, (iv) as may be required with or to Nasdaq, or (v) as may be required under applicable Investment Screening Laws, no filings, notices and/or reports are required to be made by Parent, the Merger Subs or their Subsidiaries with, nor are any consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be obtained by Parent, the Merger Subs or their Subsidiaries from, any Governmental Entity, in connection with the execution, delivery and performance by each of Parent and the Merger Subs of the Transaction Documents to which it is a party and the consummation by Parent and the Merger Subs of the Transactions, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)           The execution, delivery and performance by each of Parent and the Merger Subs of each Transaction Document to which it is a party does not, and the consummation by each of Parent and the Merger Subs of the Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the certificate of incorporation or bylaws of Parent or the Merger Subs, (ii) with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to any Contract binding upon Parent or any of its Subsidiaries, or, assuming (solely with respect to performance of the Transaction Documents and consummation of the Transactions) the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods and authorizations referred to in Section 4.04(a) are made or obtained and receipt of the Parent Stockholder Approval, under any Law, Order or License to which Parent or any of its Subsidiaries is subject or (iii) any change in the rights or obligations under any Contract to which Parent or any of its Subsidiaries is a party, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, acceleration, creation or change that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.05 Parent Reports; Financial Statements. (a) Parent has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with or to the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date, including all exhibits and information incorporated by reference (the forms, statements, reports and documents filed with or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended, the “Parent Reports”). Each of the Parent Reports, at the time of its filing or being furnished, complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Parent Reports did not, and any Parent Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b)           Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(c)           Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by Parent in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC under the Exchange Act. Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to Parent’s auditors and the audit committee of Parent’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has made available prior to the date of this Agreement to the Company (I) either materials relating to or a summary of any disclosure of matters described in clauses (x) or (y) in the preceding sentence made by management of Parent to its auditors and audit committee on or after the Applicable Date and prior to the date of this Agreement and (II) any material communication on or after the Applicable Date and prior to the date of this Agreement made by management of Parent or its auditors to the audit committee as required by the listing standards of Nasdaq, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Applicable Date and prior to the date of this Agreement, no complaints from any source regarding a material violation of accounting procedures, internal accounting controls or auditing matters or compliance with Law, including from employees of Parent or its Subsidiaries regarding questionable accounting, auditing or legal compliance matters have, to the Knowledge of Parent, been received by Parent.

(d)           Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents or, in the case of Parent Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position of Parent and its Subsidiaries, as of the date of such balance sheet, and each of the consolidated statements of income, cash flows and changes in stockholders’ equity (deficit) included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents, or, in the case of Parent Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of Parent and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.

Section 4.06 Absence of Certain Changes. Since the date of the Parent Most Recent Balance Sheet, and through the date of this Agreement, there has not been any change, effect, circumstance or development which has had or would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Since the date of the Parent Most Recent Balance Sheet, and through the date of this Agreement, except for the Transactions and for normal semi-annual cash dividends on the Parent Common Stock consistent with past practice (including increases consistent with past practice), Parent has not declared, set aside or paid any dividend or distribution payable in cash, stock or property in respect of any capital stock.

Section 4.07 Litigation and Liabilities. There are no Proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. There are no obligations or liabilities of Parent or any of its Subsidiaries, whether or not accrued, contingent or otherwise, other than (i) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of Parent as of March 31, 2026 and the notes thereto set forth in Parent’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2026 (the “Parent Most Recent Balance Sheet”); (ii) liabilities or obligations incurred in the ordinary course of business since the date of the Parent Most Recent Balance Sheet; (iii) liabilities or obligations arising out of the Transaction Documents (and which do not arise out of a breach by Parent or the Merger Subs of any Transaction Document); or (iv) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent, the Merger Subs nor any of their Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement of or with any Governmental Entity that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.08 Compliance with Laws. None of Parent nor any of its Subsidiaries is in violation of, or has since the Applicable Date violated, any applicable Law or Order, except for such violations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, as of the date of this Agreement, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.09 Taxes.

(a)           Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries: (i) have prepared (or cause to be prepared) and timely filed all income and other material Tax Returns required to be filed by it (taking into account applicable extensions to file such Tax Returns) and all such Tax Returns are true, complete and accurate in all respects, (ii) have paid all Taxes required to be paid, and (iii) all Taxes of Parent and its Subsidiaries that are not yet due and payable have been properly reserved for in Parent’s financial statements.

(b)           Neither Parent nor any of its Subsidiaries are aware of any facts, or has knowingly taken or agreed to take or refrain from taking any action, in each case, that would reasonably be expected to prevent or impede the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.10 Takeover Statutes. Assuming that the Company does not own any shares of capital stock of Parent, no Takeover Statute or any anti-takeover provision in Parent’s restated certificate of incorporation or bylaws is, or at the Effective Time will be, applicable to the shares of Parent Common Stock issuable pursuant to the Transactions.

Section 4.11 Brokers and Finders. Parent and its Subsidiaries have not employed any broker, investment banker, financial advisor or finder and will not incur any liability for any brokerage fees, commissions, finders’ fees or reimbursement of expenses connection therewith in connection with the Transactions, other than Allen & Company LLC, Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC.

Section 4.12 Available Funds; Financing.

(a)           Parent will have, as of the Closing, funds and other financial resources, in the aggregate, sufficient to (i) pay the cash portion of the Merger Consideration (including in respect of payments to be made in lieu of fractional shares in accordance with Section 2.03(v)), (ii) pay any and all fees and expenses required to be paid by Parent in connection with the Transactions, (iii) prepay or repay any outstanding Indebtedness of the Company or its Subsidiaries required to be prepaid or repaid at Closing in connection with the Transactions and (iv) satisfy all of the other payment obligations of Parent required to be satisfied in connection with the Closing (collectively, the “Required Amount”).

(b)           Parent has delivered to the Company true, correct and complete copies of (i) an executed commitment letter, dated as of the date hereof, from the Committed Financing Sources party thereto (such commitment letter, including all exhibits, schedules, annexes and amendments thereto, together with the below-defined Fee Letter, collectively, the “Commitment Letter”) pursuant to which the Committed Financing Sources party thereto have agreed, subject only to the terms and conditions expressly set forth therein, to provide the debt financing for the purposes of funding a portion of the Required Amount (the debt financing pursuant to the Commitment Letter shall be referred to herein as the “Committed Financing”), and (ii) any fee letters, dated as of the date hereof, associated with the Commitment Letter (including all exhibits, schedules, annexes and amendments thereto, collectively, the “Fee Letter”) (it being understood that such fee letters may be redacted in a manner customary for transactions of this type and solely to remove the fee amounts, the terms of the “market flex” and any other economic or commercially sensitive terms, and none of which redactions cover terms that would (i) reduce the amount of the Committed Financing below the amount required to satisfy the Required Amount (after taking into consideration any other immediately available cash or other sources of funds reasonably available and subject to terms and conditions materially no less favorable than the conditions to the Committed Financing to the Parent), (ii) prevent, delay or impede Closing, (iii) impose any new adverse condition or contingency or otherwise expand or adversely amend or modify any conditions precedent to the Committed Financing or (iv) adversely affect the availability, enforceability or termination provisions of the Committed Financing (collectively, the “Redaction Parameters”)).

(c)           The Commitment Letter has been duly and validly executed and delivered by Parent and, to the Knowledge of Parent, each of the other parties thereto, and as of the date hereof, the Commitment Letter is in full force and effect and is the legal, valid, binding and enforceable obligation of Parent and, to the Knowledge of Parent, each of the other parties thereto, subject to the Bankruptcy and Equity Exception. As of the date hereof, (i) the Commitment Letter in the form delivered to the Company has not been terminated, rescinded, amended, restated, supplement, waived or modified on or prior to date hereof, (ii) no such termination, rescission, amendment, restatement, supplement, waiver or modification is contemplated by the Parent, and (iii) the respective commitments contained in the Commitment Letter have not been withdrawn, terminated, rescinded or reduced below the amounts needed for Parent to satisfy (or cause to be satisfied) the Required Amount on the Closing Date (after taking into consideration any other immediately available cash or other sources of funds reasonably available and subject to terms and conditions materially no less favorable than the conditions to the Committed Financing to the Parent) in any respect, and no such withdrawal, termination, rescission or reduction is contemplated, in each case of clauses (i) through (iii), other than as permitted in Section 5.16. As of the date hereof, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would reasonably be expected to (i) constitute a default or breach on the part of Parent or, to the Knowledge of Parent, any of the other parties thereto, under the Commitment Letter, (ii) constitute a failure to satisfy a condition on the part of Parent or, to the Knowledge of Parent, any of the Committed Financing Sources party thereto required to be satisfied prior to the date hereof or (iii) result in any portion of the amounts to be funded in accordance with the Commitment Letter being unavailable on the Closing Date.

(d)           As of the date hereof, assuming the satisfaction of conditions to the Merger set forth in Section 6.01 and Section 6.03, (i) Parent has no reason to believe that any of the conditions to the Committed Financing contemplated in the Commitment Letter will not be satisfied on a timely basis (and, in any event, at or prior to Closing) and (ii) the Parent does not have knowledge of any reason that the full amount of the Committed Financing will not be made available to Parent on the Closing Date. As of the date hereof, Parent has fully paid, or caused to be fully paid, any and all commitment or other fees which are due and payable on or prior to the date hereof pursuant to the terms of the Commitment Letter. There are no conditions precedent or other contingencies directly or indirectly related to the funding of the full amount of the Committed Financing pursuant to the Commitment Letter, other than as expressly set forth in the Commitment Letter. There are no side letters or other agreements, contracts or arrangements related to the funding of the Committed Financing, other than as expressly set forth in the Commitment Letter delivered to the Company on or prior to the date hereof.

(e)           In no event shall the receipt or availability of any funds or financing (including the Committed Financing) by or to Parent, Merger Subs or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Subs hereunder.

Section 4.13 No Other Representations and Warranties. (a) Except for the representations and warranties of Parent and the Merger Subs expressly set forth in this Article IV, Section 8.05(b) or in a certificate delivered pursuant to this Agreement, none of Parent, the Merger Subs or any other Person on behalf of Parent or the Merger Subs is making, and none of them has made, any express or implied representation or warranty with respect to Parent, the Merger Subs or their Subsidiaries or with respect to the accuracy or completeness of any other information provided to the Company or any of its Affiliates or Representatives, including with respect to their business, operations, assets, liabilities, conditions (financial or otherwise) or prospects or otherwise, in connection with the Transactions.

(b)           Parent and the Merger Subs acknowledge and agree that, except for the representations and warranties expressly set forth in Article III, Section 8.05(b) or in a certificate delivered pursuant to this Agreement, (i) none of the Company or any of its Affiliates is making, and none of them has made, any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to the accuracy or completeness of any other information provided to Parent, the Merger Subs or any of their Affiliates or Representatives, including with respect to their business, operations, assets, liabilities, conditions (financial or otherwise) or prospects or otherwise, in connection with the Transactions, and none of Parent, the Merger Subs or their respective Affiliates or Representatives is relying on any express or implied representation or warranty of the Company or any of its Affiliates except for those expressly set forth in Article III, Section 8.05(b) or in a certificate delivered pursuant to this Agreement and (ii) no Person has been authorized by the Company or any of its Affiliates to make any representation or warranty relating to the Company or any of its Affiliates or their respective businesses or otherwise in connection with the Transactions, and if made, such representation or warranty has not been and shall not be relied upon by Parent or the Merger Subs.

Article V

Covenants

Section 5.01 Interim Operations.

(a)           The Company covenants and agrees as to itself and its Subsidiaries that, from and after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing, which approval shall not be unreasonably withheld, conditioned or delayed, and except as (1) required by applicable Law, (2) expressly required by the Transaction Documents or (3) otherwise expressly disclosed in Section 5.01(a) of the Company Disclosure Letter), the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business consistent with past practice, and the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to preserve their organization intact, maintain satisfactory relations and goodwill with Governmental Entities, customers, suppliers, distributors, licensors, creditors, lessors, employees and business associates and others having material business dealings with the Company or its Subsidiaries, and keep available the services of the Company and its Subsidiaries’ present employees and agents.

(b)           Without limiting the generality of, and in furtherance of, the foregoing, the Company covenants and agrees as to itself and its Subsidiaries that, from and after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing, which approval shall not be unreasonably withheld, conditioned or delayed, and except as (1) required by applicable Law, (2) expressly required by the Transaction Documents or (3) otherwise expressly disclosed in Section 5.01(b) of the Company Disclosure Letter), the Company shall not and shall not permit any of its Subsidiaries to:

(i)            (A) amend its certificate of incorporation or bylaws (or comparable governing documents) (other than amendments to the governing documents of any Subsidiary of the Company that would not reasonably be expected to be adverse to Parent or prevent, delay or impair the consummation of the Mergers or any of the other Transactions), (B) split, combine, subdivide or reclassify its outstanding shares of capital stock or other equity interests (except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction), (C) declare, set aside, fix a record date for or pay any dividend or distribution payable in cash, stock or property (or any combination thereof) in respect of any shares of its capital stock or other equity interests (except for any dividends or distributions paid by a direct or indirect wholly owned Subsidiary of the Company to another direct or indirect wholly owned Subsidiary of the Company or to the Company), (D) enter into any agreement with respect to the voting of its capital stock or other equity interests, or (E) purchase, repurchase, redeem or otherwise acquire any shares of its capital stock or other equity interests or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or other equity interests (other than (1) pursuant to the forfeiture of, or withholding of Taxes with respect to, Company RSUs in accordance with past practice and with the terms of the Company Stock Plans as in effect on the date of this Agreement (or as modified after the date of this Agreement in accordance with the terms of this Agreement)) or (2) purchases, repurchases, redemptions or other acquisitions of securities of any wholly owned Subsidiary of the Company by the Company or any other wholly owned Subsidiary of the Company);

(ii)           merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate (other than mergers among, or the restructuring, reorganization or liquidation of, any wholly owned Subsidiaries of the Company that would not prevent, delay or impair the consummation of the Mergers or any of the Transactions);

(iii)          except as expressly required by any Company Plan or Offer Letter as in effect on the date hereof: (A) establish, adopt, amend or terminate any Company Plan or amend the terms of any outstanding equity-based awards, (B) grant any transaction or retention bonuses to any Company Service Provider, (C) increase the compensation, bonus or pension, welfare or other benefits of any Company Service Provider, (D) increase the severance or termination payments or benefits payable to any Company Service Provider, (E) take any action to accelerate the vesting or payment of compensation or benefits to any Company Service Provider (including any equity-based awards), (F) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, (G) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries or (H) hire any employee with a TCT (as defined in the Executive Severance Plan) in excess of $1,000,000 or with a title of Vice President or more senior or terminate any Company Service Provider or employee (other than for cause) with a TCT in excess of $1,000,000 or with a title of Vice President or more senior;

(iv)          incur any Indebtedness or issue any warrants or other rights to acquire any Indebtedness or enter into or extend the maturity of any time deposits, certificates of deposit or similar cash management programs or facilities, except (A) Indebtedness under the Existing Credit Agreement in the ordinary course of business consistent with past practice so long as the aggregate amount of Indebtedness drawn thereunder does not exceed $10,000,000 at any time outstanding, (B) intercompany Indebtedness among the Company and its wholly owned Subsidiaries, (C) (1) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments and (2) overdraft facilities or other cash management programs (other than time deposits, term deposits or certificates of deposit or any other cash management programs that would, or would have the effect of, prohibiting, restricting or limiting the immediate withdrawal of cash), in each case, issued, made or entered into or drawn in the ordinary course of business consistent with past practice, and (D) purchase money indebtedness and lease financing in the ordinary course of business consistent with past practice;

(v)           make or commit to any capital expenditures other than capital expenditures (A) in reasonable consultation with Parent and not in excess of $25,000,000 in the aggregate since the date of this Agreement; or (B) as otherwise expressly contemplated by the Company’s capital expenditure budget set forth in Section 5.01(a)(v) of the Company Disclosure Letter;

(vi)          transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge or place a Lien upon or otherwise dispose of any material Intellectual Property; provided that this clause (vi) shall not restrict (A) ordinary course non-exclusive licenses of Intellectual Property consistent with past practice, and (B) expiration, letting lapse, abandonment, and cancellations of Registered IP at the end of its statutory term or if, in the reasonable good faith business decision of the Company or any of its Subsidiaries, such Registered IP is immaterial or obsolete;

(vii)         transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge or place a Lien upon or otherwise dispose of any properties or assets (including capital stock of any of its Subsidiaries but not including any Intellectual Property, which is governed by Section 5.01(a)(vi)), except for (A) sales, leases, licenses or other dispositions, in reasonable consultation with Parent, of any properties or assets in the ordinary course of business consistent with past practice that are not material to the business of the Company and its Subsidiaries and the fair market value of which is not in excess of $10,000,000 individually or $25,000,000 in the aggregate, (B) for transactions among the Company and its wholly-owned Subsidiaries in the ordinary course of business consistent with past practice and that would not prevent, delay or impair the consummation of the Mergers or any of the Transactions, or (C) the granting of Liens to secure Indebtedness permitted by clause (iv) above;

(viii)        issue, deliver, sell, grant, transfer, or encumber, or authorize the issuance, delivery, sale, grant, transfer or encumbrance of, any shares of its capital stock or other equity interests or any securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire, any such shares or equity interests, except (A) for any Shares issued pursuant to the settlement of Company RSUs or the exercise of Company Options outstanding on the date of this Agreement (or granted after the date of this Agreement not in violation of this Agreement) in each case, in accordance with the existing terms of such awards and the Company Stock Plans, (B) by wholly owned Subsidiaries to the Company or to any other wholly owned Subsidiary of the Company, or (C) the granting of Liens to secure Indebtedness permitted by clause (iv) above;

(ix)          spend or commit to spend in excess of $10,000,000 individually or $25,000,000 in the aggregate in any calendar year, in each case, to acquire any business (or portion thereof), whether by merger, consolidation, purchase of property or assets, licenses or otherwise; provided that (A) neither the Company nor any of its Subsidiaries shall enter into any transaction (regardless of value) that would, or would reasonably be expected to, prevent, materially delay or materially impair the consummation of the Transactions and (B) the Company shall reasonably consult with Parent with respect to any such acquisitions (regardless of value);

(x)            make any material change with respect to its financial accounting policies or procedures, except as required by changes in GAAP (or any interpretation thereof) or by applicable Law;

(xi)           except as required by applicable Law, (A) make (inconsistent with the past practices of the Company or its Subsidiaries), revoke, or change any material Tax election, (B) make any material change with respect to any method of Tax accounting or change any annual Tax accounting period, (C) amend any material or U.S. federal income Tax Return (D) enter into any closing agreement, voluntary disclosure agreement or similar agreement or arrangement with respect to a material amount of Taxes, (E) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, (F) incur any liability for material Taxes outside the ordinary course of business, (G) fail to pay any material Tax that becomes due and payable (including any estimated Tax payments), (H) prepare or file any Tax Return inconsistent with past practice, (I) settle or resolve any controversy that relates to a material amount of Taxes, (J) obtain or request any material Tax ruling or (K) surrender any right to claim a material Tax refund;

(xii)          enter into any new line of business;

(xiii)         make any loans, advances or capital contributions to, or investments in, any Person (other than loans, advances or capital contributions by the Company to any direct or indirect wholly owned Subsidiary of the Company, in each case, in the ordinary course of business consistent with past practice);

(xiv)        (A) amend or modify in any material respect, or terminate (where the determination is unilateral by the Company or its Subsidiary) any Material Contract (other than (I) amendments or modifications that are (x) substantially consistent with past practice, (y) not adverse to the Company and its Subsidiaries in any material respect, (y) will not apply to, directly or indirectly, Parent and its Subsidiaries (other than the Company and its Subsidiaries) following the Closing and (z) do not contain any assignment, transfer, change of control, default or other provisions that will be triggered in connection with the Transactions and (II) terminations upon the expiration of the term thereof in accordance with the terms thereof) or waive, release or assign any material rights, claims or benefits under any Material Contract, or (B) enter into any Contract that would have been required to be listed on Section 3.11 of the Company Disclosure Letter had it been entered into prior to the date of this Agreement, unless it is (x) on terms substantially consistent with, or on terms more favorable to the Company and/or its Subsidiaries (and to Parent and its Subsidiaries following the Closing) than, a Contract it is replacing, (y) will not apply to, directly or indirectly, Parent and its Subsidiaries (other than the Company and its Subsidiaries) following the Closing and (z) does not contain any assignment, transfer, change of control, default or other provisions that will be triggered in connection with the Transactions; provided that in the case of each of (A) or (B) no such Contract shall purport to bind Parent or its Affiliates (other than the Company and its Subsidiaries); provided, further, that, for the avoidance of doubt, subject to Section 5.01(b)(iii), this Section 5.01(a)(xv) shall not prohibit or restrict any Company Plans;

(xv)        settle any action, suit, case, litigation, claim, hearing, arbitration, investigation or other proceedings before or threatened to be brought before a Governmental Entity, other than settlements (A) not involving matters set forth on Section 5.01(b)(xv) of the Company Disclosure Letter, if the amount of any such settlement is not in excess of $10,000,000 individually or $25,000,000, in the aggregate from the date of this Agreement; provided that the Company shall reasonably consult with Parent with respect thereto and that such settlements do not involve any non-de minimis injunctive or equitable relief or impose non-de minimis restrictions on the business activities of the Company or its Subsidiaries or Parent or its Subsidiaries or (B) relating to Taxes (which shall be governed by Section 5.01(b)(xii));

(xvi)         (A) enter into any Labor Agreement, other than, in reasonable consultation with Parent, renewals of any Labor Agreement in the ordinary course of business on terms no less favorable in any material respect to the Company or any of its Subsidiaries (and which terms do not apply to, directly or indirectly, Parent or any of its Subsidiaries (other than the Company and its Subsidiaries) following the Closing) or (B) recognize or certify any Union or group of employees as the bargaining representative of any employee of the Company or any of its Subsidiaries;

(xvii)       subject to Section 5.01(b)(vi) and Section 5.01(b)(xv), enter into any Contract that obligates or purports to obligate Parent or any of its Subsidiaries (other than the Company and its Subsidiaries) to grant licenses to any Intellectual Property of Parent or any of its Subsidiaries (other than the Company and its Subsidiaries) after the Effective Time; or

(xviii)      agree, resolve or commit to do any of the foregoing.

(c)           All notices, requests, instructions, communications or other documents to be given in connection with any approval required pursuant to Section 5.01(a) or (b) shall be in writing to such individuals as the parties shall designate as set forth in Section 5.01(c) of the Company Disclosure Letter (or as may be designated after the date hereof by written notice to the other party).

(d)           Parent covenants and agrees, from and after the date of this Agreement and prior to the Effective Time (unless the Company shall otherwise approve in writing, which approval will not be unreasonably withheld, conditioned or delayed and except as (i) required by applicable Law, (ii) expressly required by the Transaction Documents or (iii) otherwise expressly disclosed in Section 5.01(d) of the Parent Disclosure Letter):

(i)          Parent shall not (1) amend Parent’s certificate of incorporation or bylaws in any manner that would prohibit or hinder, impede or delay in any material respect the Transactions; provided that any amendment to its certificate of incorporation to increase the authorized number of shares of any class or series of the capital stock of Parent or to create a new series of capital stock of Parent shall in no way be restricted by the foregoing, or (2) declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any capital stock, other than normal semi-annual cash dividends on the Parent Common Stock consistent with past practice with respect to both timing and dollar amount (including increases consistent with past practice) and other than dividends or distributions with a record date after the Effective Time;

(ii)           Parent shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire another business (through acquisition, license, joint venture, collaboration or otherwise) or merge or consolidate with any other Person or enter into any binding share exchange, business combination or similar transaction with another Person or restructure, reorganize or completely or partially liquidate, in each case, to the extent that such action would, or would reasonably be expected to, (A) prevent, materially delay or materially impede the obtaining of, any clearances, approvals, waivers, actions, non-actions, authorizations, consents, orders, or declarations or approvals of any Governmental Entity or the expiration or termination of any applicable waiting period necessary to consummate the Mergers or the other Transactions or (B) materially increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the Mergers or the other Transactions;

(iii)          Parent shall not issue, deliver, sell, grant, transfer, or encumber, or authorize the issuance, delivery, sale, grant, transfer or encumbrance of, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire, any such shares, except (A) for any such shares issued pursuant to Parent Equity Awards outstanding on the date of this Agreement or granted after the date of this Agreement not in violation of this Agreement in accordance with the existing terms of such awards and the Parent Stock Plan, (B) by wholly owned Subsidiaries of Parent to Parent or to any other wholly owned Subsidiary of Parent, (C) the grant of Parent Equity Awards or other equity compensation awards in the ordinary course of business or (D) pursuant to transactions not in excess of $100,000,000; and

(iv)          Parent shall not agree, resolve or commit to do any of the foregoing.

Section 5.02 Company Acquisition Proposals.

(a)           No Solicitation or Negotiation. The Company agrees that, except as expressly permitted by this Section 5.02, neither it nor any of its Subsidiaries nor any of its or its Subsidiaries’ officers, directors and employees shall, and it shall instruct and use reasonable best efforts to cause its and its Subsidiaries’ investment bankers, attorneys, accountants and other advisors, agents and representatives (a Person’s directors, officers, employees, investment bankers, attorneys, accountants and other advisors, agents and representatives are hereinafter referred to as its “Representatives”) not to, directly or indirectly:

(i)            initiate, solicit, knowingly encourage or otherwise knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal;

(ii)           continue, engage, authorize or otherwise participate in any discussions or negotiations relating to any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal;

(iii)          provide any information or data or access to any Person in connection with any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal;

(iv)          otherwise knowingly facilitate any effort or attempt to make a Company Acquisition Proposal; or

(v)           approve, adopt, recommend or enter into any letter of intent, memorandum of understanding, agreement in principle or other agreement or understanding relating to a Company Acquisition Proposal (other than a confidentiality agreement entered into pursuant to and in accordance with Section 5.02(b)).

The Company shall, and the Company shall cause its Subsidiaries and its and its Subsidiaries’ respective officers, directors and employees to and use its reasonable best efforts to cause its other Representatives to, immediately cease and cause to be terminated any existing discussions, solicitations or negotiations with any Person conducted or engaged in heretofore with respect to any Company Acquisition Proposal, or proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal. The Company will promptly inform the Persons referred to in the preceding sentence of the obligations undertaken in this Section 5.02. The Company will promptly request from each Person that has executed a confidentiality agreement or otherwise been provided with confidential information in connection with its consideration of making a Company Acquisition Proposal to return or destroy (as provided in the terms of such confidentiality agreement, if applicable) all confidential information concerning the Company or any of its Subsidiaries and promptly terminate all physical and electronic data access previously granted to such Person and its Representatives.

(b)           Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 5.02(a), prior to the time, but not after, the Company Stockholder Vote is obtained, the Company and its Representatives may, in response to an unsolicited, bona fide written Company Acquisition Proposal made after the date of this Agreement that did not result from a breach of this Section 5.02, (i) contact the Person who made such Company Acquisition Proposal and its Representatives solely to clarify the terms and conditions thereof; (ii) provide access to information regarding the Company or any of its Subsidiaries in response to a request therefor to the Person who made such Company Acquisition Proposal and such Person’s Representatives; provided that such information has previously been, or is substantially concurrently, made available to Parent and that, prior to furnishing any such non-public information, the Company receives from the Person making such Company Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such Person as the Confidentiality Agreement (it being understood that, notwithstanding the foregoing, (1) such confidentiality agreement need not contain a “standstill” or similar obligations to the extent that Parent is, concurrently with the entry by the Company or its Subsidiaries into such confidentiality agreement, released from any “standstill” or other similar obligations in the Confidentiality Agreement and (2) a Person who has previously entered into a confidentiality agreement with the Company within the six month period prior to the date hereof with a remaining term of at least 18 months (or is extended to provide for such duration) shall not be required to enter into a new or revised confidentiality agreement); provided, however, that if the Person making such Company Acquisition Proposal is a competitor of the Company and its Subsidiaries, the Company shall not provide any information that in the good faith determination of the Company constitutes commercially sensitive non-public information to such Person in connection with any actions permitted by this Section 5.02(b) other than in accordance with “clean room” or other similar procedures designed to limit any potential adverse effect on the Company from sharing such information; and (iii) participate in any discussions or negotiations with any such Person and its Representatives regarding such Company Acquisition Proposal, if, and only if, prior to taking any action described in clause (ii) or (iii) above, the Board of Directors of the Company determines in good faith after consultation with outside legal counsel that (A) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (B) based on the information then available and after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, such Company Acquisition Proposal either constitutes a Company Superior Proposal or would reasonably be expected to result in a Company Superior Proposal; and (iv) refer any inquiring Person to this Section 5.02.

(c)           Notice. The Company shall promptly (and in any event, within 24 hours) notify Parent if (i) any inquiries, proposals or offers with respect to a Company Acquisition Proposal or that is reasonably likely to lead to a Company Acquisition Proposal are received by, (ii) any non-public information is requested in connection with any Company Acquisition Proposal or any inquiry, proposal or offer that is reasonably likely to lead to a Company Acquisition Proposal from, or (iii) any discussions or negotiations with respect to a Company Acquisition Proposal or any inquiry, proposal or offer that is reasonably likely to lead to a Company Acquisition Proposal are sought to be initiated or continued with, it, its Subsidiaries or any of their respective Representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, in each case of the foregoing clause (i), (ii) or (iii), the identity of the Person(s) making such request, copies of any written requests, proposals or offers, including proposed agreements or, if oral, the material terms and conditions thereof) and thereafter shall keep Parent informed, on a reasonably current basis (and in any event, within 24 hours), of the status and terms of any such proposals, offers or inquiries (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

(d)           Definitions. For purposes of this Agreement:

“Company Acquisition Proposal” means (i) any proposal or offer from any Person or group of Persons, other than Parent and its Subsidiaries, with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, extraordinary dividend, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries which is structured to result in such Person or group of Persons (or their stockholders), directly or indirectly, acquiring beneficial ownership of 20% or more of the Company’s consolidated total assets (including equity securities of the Company’s Subsidiaries), 20% or more of any class of the Company’s equity interests or 20% or more of the total voting power of the Company, (ii) any acquisition by or issuance to, any Person or group of Persons (or their stockholders) (other than Parent and its Subsidiaries) resulting in, or proposal or offer, which if consummated would result in, any Person or group of Persons (or their stockholders) (other than Parent and its Subsidiaries) obtaining control (through Contract or otherwise) over or becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power of any class of equity securities of the Company or 20% or more of the Company’s consolidated total assets (including equity securities of the Company’s Subsidiaries) or (iii) any combination of the foregoing, in each case other than the Transactions.

“Company Intervening Event” means a material event, fact, development or occurrence affecting the business, assets or operations of the Company (other than any event, fact, development or occurrence resulting from a material breach of this Agreement by the Company) that is unknown and not reasonably foreseeable to the Board of Directors of the Company as of the date of this Agreement (or, if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable to the Board of Directors of the Company as of the date of this Agreement) and becomes known to the Board of Directors of the Company after the date of this Agreement and prior to the receipt of the Company Stockholder Approval (provided, however, that in no event shall any event, fact, development or occurrence resulting from or relating to any of the following give rise to a Company Intervening Event: (i) the receipt, existence or terms of a Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal or any matter relating thereto or consequence thereof; (ii) the public announcement, execution, delivery or performance of this Agreement, the identity of Parent or any of its Affiliates, or the public announcement, pendency or consummation of the transactions contemplated hereby (or the public announcement of any discussions among the parties related thereto); (iii) any change in the trading price or trading volume of the Class A Shares or the Parent Common Stock; (iv) the fact that the Company meets or exceeds any internal or published projections, estimates or expectations (although for purposes of clarity, any underlying facts, events, changes, developments or set of circumstances, with respect to clause (iii) or (iv) relating to or causing such change may be considered, along with the effects or consequences thereof)).

“Company Superior Proposal” means an unsolicited bona fide Company Acquisition Proposal made after the date of this Agreement that did not result from a breach of this Section 5.02 and that would result in a Person or group (or their stockholders) becoming, directly or indirectly, the beneficial owner of, more than 50% of the Company’s consolidated total assets or more than 50% of the total voting power of the equity securities of the Company or the successor Person of the Company or more than 50% of the outstanding shares of Company Common Stock, that the Board of Directors of the Company has determined in its good faith judgment, after consultation with outside counsel and a financial advisor of nationally recognized reputation, would reasonably be expected to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person or group of Persons making the proposal, and, if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Transactions (after taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 5.02(f) of this Agreement and the time likely to be required to consummate such Company Acquisition Proposal).

(e)           No Company Change in Recommendation or Alternative Company Acquisition Agreement. Except as expressly permitted by Section 5.02(f), the Board of Directors of the Company and each committee of the Board of Directors shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Board Recommendation (it being understood that if any Company Acquisition Proposal structured as a tender or exchange offer is commenced, the Board of Directors of the Company failing to recommend against acceptance of such tender or exchange offer by the Company’s stockholders within ten (10) business days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act shall be considered a modification adverse to Parent); (ii) approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other agreement (other than a confidentiality agreement referred to in Section 5.02(b) entered into in compliance with Section 5.02(b)) relating to any Company Acquisition Proposal (an “Alternative Company Acquisition Agreement”); (iii) fail to include the Company Board Recommendation in the Joint Proxy Statement; or (iv) cause or permit the Company or any of its Subsidiaries to enter into an Alternative Company Acquisition Agreement; or (v) resolve or publicly propose to take any action described in the foregoing clauses (i) through (iv).

(f)            Fiduciary Exception to Company Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Company Stockholder Approval is obtained, subject to this Section 5.02(f), (x) the Board of Directors of the Company may withhold, withdraw, qualify or modify the Company Board Recommendation, or recommend or otherwise declare advisable any Company Acquisition Proposal made after the date of this Agreement provided that such Company Acquisition Proposal did not result from any breach of Section 5.02(a) or other material breach of this Agreement, if (A) in the case of such an action taken in connection with a Company Acquisition Proposal, the Company Acquisition Proposal is not withdrawn and the Board of Directors of the Company determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that such Company Acquisition Proposal constitutes a Company Superior Proposal; or (B) the Board of Directors of the Company determines after consultation with outside counsel that a Company Intervening Event has occurred, and in both cases of clauses (A) and (B), the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law (a “Company Change in Recommendation”, it being understood that a customary “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act shall not, in and of itself, constitute a Company Change in Recommendation) and/or (y) following the receipt of a Company Acquisition Proposal that did not result from any breach of Section 5.02(a) or other material breach of this Agreement, if the Board of Directors of the Company determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that such Company Acquisition Proposal constitutes a Company Superior Proposal and the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, the Company may terminate this Agreement in accordance with Section 7.03(c) and concurrently with such termination cause the Company to enter into an Alternative Company Acquisition Agreement providing for such Company Superior Proposal (a “Company Superior Proposal Termination”); provided that no Company Change in Recommendation and/or Company Superior Proposal Termination may be made until after at least five (5) business days following Parent’s receipt of written notice from the Company advising that the Company’s Board of Directors intends to take such action and the basis therefor (which notice shall include a copy of any such Company Superior Proposal and a copy of all relevant proposed transaction agreements, the identity of the party making such Company Superior Proposal and the material terms thereof or, in the case of notice given other than in connection with a Company Superior Proposal, a reasonably detailed description of the development or change in connection with which the Company’s Board of Directors has given such notice). After providing such notice and prior to effecting such Company Change in Recommendation and/or Company Superior Proposal Termination, (x) the Company shall and shall use its reasonable best efforts to cause its Representatives to, during such five (5) business day period, negotiate in good faith with Parent and its Representatives, to the extent Parent wishes to negotiate, with respect to any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent, and (y) in order to make a Company Change in Recommendation and/or effect a Company Superior Proposal Termination, the Board of Directors of the Company shall take into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice during such five (5) business day period and must determine in good faith, in consultation with outside counsel and a financial advisor of nationally recognized reputation, that, with respect to a Company Superior Proposal, such Company Superior Proposal continues to constitute a Company Superior Proposal and, with respect to either a Company Superior Proposal or a Company Intervening Event, the failure to make such Company Change in Recommendation and/or effect a Company Superior Proposal Termination (as applicable) would be inconsistent with the directors’ fiduciary duties under applicable Law. Any amendment to the financial terms or conditions or other material terms of any Company Acquisition Proposal or any material modifications or developments with respect to a Company Intervening Event will be deemed to be a new Company Acquisition Proposal or a new Company Intervening Event, respectively, for purposes of this Section 5.02(f), including with respect to the notice period referred to in this Section 5.02(f), except that the five (5) business day period shall be three (3) business days for such purposes in any such case, and the Company shall be required to provide Parent with a new notice describing any such amendments, modifications or developments.

(g)           Limits on Release of Standstill and Confidentiality. From the date of this Agreement until the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any “standstill” or similar obligation to which the Company or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by seeking injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof. Notwithstanding anything to the contrary contained in this Agreement, the Company shall be permitted to terminate, amend, modify or waive any provision of any “standstill” or similar obligation of any Person if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided that the Company promptly provides written notice to Parent that it intends to take such action and the identity of the party or parties with respect to which it intends to take such action; provided, further, that the foregoing shall not restrict the Company from permitting a Person to orally request the waiver of a “standstill” or similar obligation.

(h)           Certain Permitted Disclosure. Nothing contained in this Section 5.02 shall be deemed to prohibit the Company from complying with its disclosure obligations under applicable U.S. federal or state Law with regard to a Company Acquisition Proposal; provided that this paragraph (h) shall not be deemed to permit the Company or the Company’s Board of Directors to effect a Company Change in Recommendation except in accordance with Section 5.02(f).

Section 5.03 Parent Acquisition Proposals.

(a)           No Solicitation or Negotiation. Parent agrees that, except as expressly permitted by this Section 5.03, neither it nor any of its Subsidiaries nor any of its or its Subsidiaries’ officers, directors and employees shall, and it shall instruct and use reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly:

(i)            initiate, solicit, knowingly encourage or otherwise knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Parent Acquisition Proposal;

(ii)           continue, engage, authorize or otherwise participate in any discussions or negotiations relating to any Parent Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Acquisition Proposal;

(iii)          provide any information or data or access to any Person in connection with any Parent Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Acquisition Proposal;

(iv)          otherwise knowingly facilitate any effort or attempt to make a Parent Acquisition Proposal; or

(v)           approve, adopt, recommend or enter into any letter of intent, memorandum of understanding, agreement in principle or other agreement or understanding relating to a Parent Acquisition Proposal (other than a confidentiality agreement entered into pursuant to and in accordance with Section 5.03(b)).

Parent shall, and Parent shall cause its Subsidiaries and its and its Subsidiaries’ respective officers, directors and employees to and use its reasonable best efforts to cause its other Representatives to, immediately cease and cause to be terminated any discussions, solicitations or negotiations with any Person conducted or engaged in heretofore with respect to any Parent Acquisition Proposal, or proposal or offer that would reasonably be expected to lead to a Parent Acquisition Proposal. Parent will promptly inform the Persons referred to in the preceding sentence of the obligations undertaken in this Section 5.03. Parent will promptly request from each Person that has executed a confidentiality agreement or otherwise been provided with confidential information in connection with its consideration of making a Parent Acquisition Proposal to return or destroy (as provided in the terms of such confidentiality agreement, if applicable) all confidential information concerning Parent or any of its Subsidiaries and promptly terminate all physical and electronic data access previously granted to such Person and its Representatives.

(b)           Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 5.03(a), prior to the time, but not after, the Parent Requisite Vote is obtained, Parent and its Representatives may, in response to an unsolicited, bona fide written Parent Acquisition Proposal made after the date of this Agreement that did not result from a breach of this Section 5.03, (i) contact the Person who made such Parent Acquisition Proposal and its Representatives solely to clarify the terms and conditions thereof; (ii) provide access to information regarding Parent or any of its Subsidiaries in response to a request therefor to the Person who made such Parent Acquisition Proposal and such Person’s Representatives; provided that such information has previously been, or is substantially concurrently, made available to the Company and that, prior to furnishing any such non-public information, Parent receives from the Person making such Parent Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such Person as the Confidentiality Agreement (it being understood that, notwithstanding the foregoing, (1) such confidentiality agreement need not contain a “standstill” or similar obligations to the extent that the Company is, concurrently with the entry by Parent or its Subsidiaries into such confidentiality agreement, released from any “standstill” or other similar obligations in the Confidentiality Agreement and (2) a Person who has previously entered into a confidentiality agreement with Parent within the six month period prior to the date hereof with a remaining term of at least 18 months (or is extended to provide for such duration) shall not be required to enter into a new or revised confidentiality agreement); provided, however, that if the Person making such Parent Acquisition Proposal is a competitor of Parent and its Subsidiaries, Parent shall not provide any information that in the good faith determination of Parent constitutes commercially sensitive non-public information to such Person in connection with any actions permitted by this Section 5.03(b) other than in accordance with “clean room” or other similar procedures designed to limit any potential adverse effect on Parent from sharing such information; and (iii) participate in any discussions or negotiations with any such Person and its Representatives regarding such Parent Acquisition Proposal, if, and only if, prior to taking any action described in clause (ii) or (iii) above, the Board of Directors of Parent determines in good faith after consultation with outside legal counsel that (A) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (B) based on the information then available and after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, such Parent Acquisition Proposal either constitutes a Parent Superior Proposal or would reasonably be expected to result in a Parent Superior Proposal; and (iv) refer any inquiring Person to the terms of this Section 5.03.

(c)           Notice. Parent shall promptly (and in any event, within 24 hours) notify the Company if (i) any inquiries, proposals or offers with respect to a Parent Acquisition Proposal or that is reasonably likely to lead to a Parent Acquisition Proposal are received by, (ii) any non-public information is requested in connection with any Parent Acquisition Proposal or that is reasonably likely to lead to a Parent Acquisition Proposal from, or (iii) any discussions or negotiations with respect to a Parent Acquisition Proposal or that is reasonably likely to lead to a Parent Acquisition Proposal are sought to be initiated or continued with, it, its Subsidiaries or any of their respective Representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, in each case of the foregoing clause (i), (ii), or (iii), the identity of the Person(s) making such request, copies of any written requests, proposals or offers, including proposed agreements or, if oral, the material terms thereof) and thereafter shall keep the Company informed, on a reasonably current basis (and in any event, within 24 hours), of the status and terms of any such proposals, offers or inquiries (including any amendments thereto) and the status of any such discussions or negotiations, including any change in Parent’s intentions as previously notified.

(d)           Definitions. For purposes of this Agreement:

“Parent Acquisition Proposal” means (i) any proposal or offer from any Person or group of Persons, other than the Company and its Subsidiaries, with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, extraordinary dividend, share exchange, business combination or similar transaction involving Parent or any of its Subsidiaries which (1) is structured to result in such Person or group of Persons (or their stockholders), directly or indirectly, acquiring beneficial ownership of 20% or more of Parent’s consolidated total assets (including equity securities of its Subsidiaries) or any class of Parent’s equity interests and (2) is expressly conditioned on the Transactions not being consummated, (ii) any acquisition by or issuance to any Person or group of Persons (or their stockholders) (other than the Company and its Subsidiaries) resulting in, or proposal or offer, which if consummated would result in, any Person or group of Persons (or their stockholders) (other than the Company and its Subsidiaries) obtaining control (through Contract or otherwise) over or becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of any class of or the total voting power of the outstanding equity securities of Parent, or 20% or more of the consolidated total assets (including equity securities of its Subsidiaries) of Parent or (iii) any combination of the foregoing, in each case other than the Transactions and is expressly conditioned on the Transactions not being consummated.

“Parent Intervening Event” means a material event, fact, development or occurrence affecting the business, assets or operations of Parent (other than any event, fact, development or occurrence resulting from a material breach of this Agreement by Parent, Merger Sub 1 or Merger Sub 2) that is unknown and not reasonably foreseeable to the Board of Directors of Parent as of the date of this Agreement (or, if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable to the Board of Directors of Parent as of the date of this Agreement) and becomes known to the Board of Directors of Parent after the date of this Agreement and prior to the receipt of the Parent Stockholder Approval (provided, however, that in no event shall any event, fact, development or occurrence resulting from or relating to any of the following give rise to a Parent Intervening Event: (i) the receipt, existence or terms of a Parent Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Acquisition Proposal or any matter relating thereto or consequence thereof; (ii) the public announcement, execution, delivery or performance of this Agreement, the identity of the Company or any of its Affiliates, or the public announcement, pendency or consummation of the transactions contemplated hereby (or the public announcement of any discussions among the parties related thereto); (iii) any change in the trading price or trading volume of the Class A Shares or the Parent Common Stock; or (iv) the fact Parent meets or exceeds any internal or published projections, estimates or expectations (although for purposes of clarity, any underlying facts, events, changes, developments or set of circumstances, with respect to clause (iii) or (iv) relating to or causing such change may be considered, along with the effects or consequences thereof.

“Parent Superior Proposal” means an unsolicited bona fide Parent Acquisition Proposal made after the date of this Agreement that did not result from a breach of this Section 5.03 that would result in a Person or group (or their stockholders) becoming, directly or indirectly, the beneficial owner of, more than 50% of Parent’s consolidated total assets or more than 50% of the total voting power of the equity securities of Parent or the successor Person of Parent or 50% of the outstanding shares of Parent Common Stock, that the Board of Directors of Parent has determined in its good faith judgment, after consultation with outside counsel and a financial advisor of nationally recognized reputation, would reasonably be expected to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person or group of Persons making the proposal, and, if consummated, would result in a transaction more favorable to Parent’s stockholders from a financial point of view than the Transactions (after taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 5.03(f) of this Agreement and the time likely to be required to consummate such Parent Acquisition Proposal).

(e)           No Parent Change in Recommendation or Alternative Parent Acquisition Agreement. Except as expressly permitted by Section 5.03(f), the Board of Directors of Parent and each committee of the Board of Directors of Parent shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to the Company, the Parent Board Recommendation (it being understood that if any Parent Acquisition Proposal structured as a tender or exchange offer is commenced, the Board of Directors of Parent failing to recommend against acceptance of such tender or exchange offer by Parent’s stockholders within ten (10) business days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act, shall be considered a modification adverse to the Company); (ii) approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other agreement (other than a confidentiality agreement referred to in Section 5.03(b) entered into in compliance with Section 5.03(b)) relating to any Parent Acquisition Proposal (an “Alternative Parent Acquisition Agreement”); (iii) fail to include the Parent Board Recommendation in the Joint Proxy Statement; (iv) cause or permit Parent or any of its Subsidiaries to enter into an Alternative Parent Acquisition Agreement; or (v) resolve or publicly propose to take any action described in the foregoing clauses (i) through (iv).

(f)            Fiduciary Exception to Parent Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Parent Requisite Vote is obtained, subject to this Section 5.03(f), (x) the Board of Directors of Parent may withhold, withdraw, qualify or modify the Parent Board Recommendation, or recommend or otherwise declare advisable any Parent Acquisition Proposal made after the date of this Agreement provided that such Parent Acquisition Proposal did not result from a breach of Section 5.03(a) or other material breach of this Agreement, if (A) in the case of such an action taken in connection with a Parent Acquisition Proposal, the Parent Acquisition Proposal is not withdrawn and the Board of Directors of Parent determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that such Parent Acquisition Proposal constitutes a Parent Superior Proposal; or (B) the Parent Board of Directors determines after consultation with outside counsel that a Parent Intervening Event has occurred, and in both cases of clauses (A) and (B), the Board of Directors of Parent determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law (a “Parent Change in Recommendation”, it being understood that a customary “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act shall not, in and of itself, constitute a Parent Change in Recommendation and/or (y) following the receipt of a Parent Acquisition Proposal that did not result from a breach of Section 5.03(a) or other material breach of this Agreement, if the Board of Directors of Parent determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that such Parent Acquisition Proposal constitutes a Parent Superior Proposal and the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, Parent may terminate this Agreement in accordance with Section 7.04(c) and concurrently with such termination cause Parent to enter into an Alternative Parent Acquisition Agreement providing for such Parent Superior Proposal (a “Parent Superior Proposal Termination”); provided that no Parent Change in Recommendation and/or Parent Superior Proposal Termination may be made until after at least five (5) business days following the Company’s receipt of written notice from the Parent advising that Parent’s Board of Directors intends to take such action and the basis therefor (which notice shall include a copy of any such Parent Superior Proposal and a copy of all proposed transaction agreements, the identity of the party making such Parent Superior Proposal and the material terms thereof or, in the case of notice given other than in connection with a Parent Superior Proposal, a reasonably detailed description of the development or change in connection with which Parent’s Board of Directors has given such notice). After providing such notice and prior to effecting such Parent Change in Recommendation and/or Parent Superior Proposal Termination, (x) Parent shall and shall use its reasonable best efforts to cause its Representatives to, during such five (5) business day period, negotiate in good faith with the Company and its Representatives, to the extent the Company wishes to negotiate, with respect to any revisions to the terms of the transaction contemplated by this Agreement proposed by the Company, and (y) in order to make a Parent Change in Recommendation and/or effect a Parent Superior Proposal Termination, the Board of Directors of Parent shall take into account any changes to the terms of this Agreement proposed by the Company and any other information provided by the Company in response to such notice during such five (5) business day period and must determine in good faith, in consultation with outside counsel and a financial advisor of nationally recognized reputation, that, with respect to a Parent Superior Proposal, such Parent Superior Proposal continues to constitute a Parent Superior Proposal and, with respect to either a Parent Superior Proposal or a Parent Intervening Event, the failure to make such Parent Change in Recommendation and/or effect a Parent Superior Proposal Termination (as applicable) would be inconsistent with the directors’ fiduciary duties under applicable Law. Any amendment to the financial terms or conditions or other material terms of any Parent Acquisition Proposal or any material modifications or developments with respect to a Parent Intervening Event will be deemed to be a new Parent Acquisition Proposal or a new Parent Intervening Event, respectively, for purposes of this Section 5.03(f), including with respect to the notice period referred to in this Section 5.03(f), except that the five (5) business day period shall be three (3) business days for such purposes in any such case, and the Company shall be required to provide Parent with a new notice describing any such amendments, modifications or developments.

(g)           Limits on Release of Standstill and Confidentiality. From the date of this Agreement until the Parent Stockholder Approval, Parent shall not terminate, amend, modify or waive any provision of any “standstill” or similar obligation to which Parent or any of its Subsidiaries is a party that was entered into in connection with any Parent Acquisition Proposal. Notwithstanding anything to the contrary contained in this Agreement, Parent shall be permitted to terminate, amend, modify or waive any provision of any “standstill” or similar obligation of any Person if the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided that Parent promptly provides written notice to Parent that it has taken such action and the identity of the party or parties with respect to which it has taken such action; provided, further, that the foregoing shall not restrict Parent from permitting a Person to orally request the waiver of a “standstill” or similar obligation.

(h)           Certain Permitted Disclosure. Nothing contained in this Section 5.03 shall be deemed to prohibit Parent from complying with its disclosure obligations under applicable U.S. federal or state Law with regard to a Parent Acquisition Proposal; provided that this paragraph (h) shall not be deemed to permit Parent or Parent’s Board of Directors to effect a Parent Change in Recommendation except in accordance with Section 5.02(f).

Section 5.04 Information Supplied.

(a)           As promptly as reasonably practicable following the date hereof, (i) the Company and Parent shall jointly prepare and file with the SEC a joint proxy statement and prospectus to be sent to the stockholders of the Company relating to the Company Stockholders Meeting and to the stockholders of Parent relating to the Parent Stockholders Meeting (the “Joint Proxy Statement”), and (ii) Parent shall prepare and file with the SEC the Registration Statement on Form S-4 to register under the Securities Act the issuance of shares of Parent Class A Common Stock in connection with the Mergers (including the Joint Proxy Statement constituting a part thereof, the “Registration Statement”). Parent and the Company each shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective as long as is necessary to consummate the Merger. Promptly after the Registration Statement is declared effective under the Securities Act, the Company and Parent shall cause the Joint Proxy Statement to be mailed to their respective stockholders. The Company and Parent shall also use their respective reasonable best efforts to satisfy prior to the effective date of the Registration Statement all necessary state securities Law or “blue sky” notice requirements (if any) in connection with the Transactions and pay all expenses incident thereto.

(b)           No filing of, or amendment or supplement to, the Registration Statement will be made by Parent and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by the Company or Parent, in each case without providing the other parties a reasonable opportunity to review and comment thereon (other than, in the case of the Joint Proxy Statement and the Registration Statement, any filing, amendment or supplement in connection with a Company Change in Recommendation or Parent Change in Recommendation). Each of the Company and Parent shall promptly provide the other with copies of all such filings, amendments or supplements to the extent not readily publicly available. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other (and provide such other assistance as may be reasonably requested by such other party) to be included therein and shall otherwise reasonably assist and cooperate with the other in the preparation of the Joint Proxy Statement and the Registration Statement, and the resolution of any comments to either received from the SEC. If at any time prior to the receipt of the Company Stockholder Approval or the Parent Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company and the stockholders of Parent. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement or the Registration Statement, or for additional information and shall supply each other with copies of and a summary of all oral communication with (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Joint Proxy Statement, the Registration Statement or the Transactions and (ii) all orders of the SEC relating to the Registration Statement. No response to any comments from the SEC or the staff of the SEC relating to the Joint Proxy Statement or the Registration Statement will be made by the Company or Parent, in each case without providing the other parties a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC.

(c)           Each of the Company and Parent shall cause the Registration Statement and the Joint Proxy Statement, as applicable, to comply in all material respects as to form and substance with the requirements of the Securities Act and the Exchange Act. Without limiting the generality of the foregoing, the information supplied or to be supplied by either party hereto for inclusion or incorporation by reference in the Registration Statement (or any amendment or supplement thereto) shall not, at the time the Registration Statement (or any amendment or supplement thereto) is filed with the SEC or declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that, neither party makes any such covenant with respect to information supplied by the other party. The information supplied or to be supplied by either party hereto for inclusion or incorporation by reference in the Joint Proxy Statement shall not, on the date the Joint Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to stockholders or at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that, neither party makes any such covenant with respect to information supplied by the other party. In addition, the information supplied or to be supplied by or on behalf of either party hereto for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each, a “Regulation M-A Filing”) shall not, at the time any such Regulation M-A Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that, neither party makes any such covenant with respect to information supplied by the other party.

Section 5.05 Stockholders Meetings.

(a)           The Company will use, in accordance with applicable Law and the Company Charter and Company Bylaws, its reasonable best efforts to set a record date for, and convene and hold, a meeting of holders of Shares to consider and vote upon the adoption of this Agreement (the “Company Stockholders Meeting”) not more than 45 days after the date the Registration Statement is declared effective (provided that, subject to Section 5.05(e), the Company may hold the Company Stockholders Meeting not more than 60 days after the date the Registration Statement is declared effective if Parent is doing so with respect to the Parent Stockholders Meeting pursuant to the first proviso of the first sentence of Section 5.05(c)). Subject to the provisions of Section 5.02, the Company’s Board of Directors shall include the Company Board Recommendation in the Joint Proxy Statement and recommend at the Company Stockholders Meeting that the holders of Shares adopt this Agreement and shall use its reasonable best efforts to obtain and solicit such adoption. The Company shall not, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or delay the Company Stockholder Meeting. Notwithstanding the foregoing, if on a date preceding the date on which or the date on which the Company Stockholders Meeting is scheduled, the Company reasonably believes that (i) it will not receive proxies representing the Company Stockholder Approval, whether or not a quorum is present, or (ii) it will not have enough Shares represented to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting, the Company may postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders Meeting as long as the date of the Company Stockholders Meeting is not postponed or adjourned more than an aggregate of 15 calendar days in connection with any postponements or adjournments in reliance on the preceding sentence. In addition, notwithstanding the first two sentences of this Section 5.05(a), the Company may postpone or adjourn the Company Stockholders Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of the Company prior to the Company Stockholders Meeting. Subject to the foregoing and applicable Law, the Company shall cooperate with Parent and use reasonable best efforts to cause the Company Stockholders Meeting to be called for the same date as the Parent Stockholders Meeting.

(b)           Notwithstanding any Company Change in Recommendation, the Company shall nonetheless submit this Agreement to the holders of Shares for adoption at the Company Stockholders Meeting unless this Agreement is terminated in accordance with Article VII prior to the Company Stockholders Meeting. Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by Law to be voted on by the Company’s stockholders in connection therewith and the Transactions) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting.

(c)           Parent will use, in accordance with applicable Law and the certificate of incorporation and bylaws of Parent, its reasonable best efforts to set a record date for, and convene and hold, a meeting of stockholders to consider and vote upon the approval of the Stock Issuance (the “Parent Stockholders Meeting”) not more than 45 days after the date the Registration Statement is declared effective, provided that Parent may hold the Parent Stockholders Meeting not more than 60 days after the date the Registration Statement is declared effective in order for the Parent Stockholder Meeting to also serve as Parent’s annual meeting of stockholders, provided, further, that calling the Parent Stockholders Meeting on such later date would not reasonably be expected to require any change in the record date or to result in any failure to comply with any notice or other procedural requirements pertaining to the calling and holding of the Parent Stockholders Meeting or the Company Stockholders Meeting under Parent’s or the Company’s respective organizational documents or applicable Law which would result in the Parent Stockholders Meeting or the Company Stockholders Meeting being held later than 60 days after the date the Registration Statement is declared effective (subject to any subsequent adjournments or postponements under this clause (c)). Subject to the provisions of Section 5.03, Parent’s Board of Directors shall include the Parent Board Recommendation in the Joint Proxy Statement and recommend at the Parent Stockholders Meeting that the stockholders of Parent approve the Stock Issuance and shall use its reasonable best efforts to obtain and solicit such approval. Parent shall not, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or delay the Parent Stockholders Meeting. Notwithstanding the foregoing, if on a date preceding the date on which or the date on which the Parent Stockholders Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies representing the Parent Requisite Vote, whether or not a quorum is present, or (ii) it will not have enough shares of Parent Common Stock represented to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders Meeting as long as the date of the Parent Stockholders Meeting is not postponed or adjourned more than an aggregate of 15 calendar days in connection with any postponements or adjournments in reliance on the preceding sentence. In addition, notwithstanding the first two sentences of this Section 5.05(c), Parent may postpone or adjourn the Parent Stockholders Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Parent has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Parent prior to the Parent Stockholders Meeting.

(d)           Notwithstanding any Parent Change in Recommendation, Parent shall nonetheless submit the approval of the Stock Issuance to its stockholders at the Parent Stockholders Meeting unless this Agreement is terminated in accordance with Article VII prior to the Parent Stockholders Meeting. Without the prior written consent of the Company, the approval of the Stock Issuance shall be the only matter (other than (i) matters of procedure and matters required by Law to be voted on by Parent’s stockholders in connection with the approval of the Stock Issuance and the transactions contemplated hereby or (ii) if the Parent Stockholders Meeting is held at the same time as the annual meeting of Parent’s stockholders, matters to be voted on by Parent’s stockholders in connection with the annual meeting, including proposals with respect to the election of directors, the ratification of the appointment of Parent’s independent registered public accounting firm, and a non-binding advisory vote to approve the compensation of Parent’s named executive officers) that Parent shall propose to be acted on by the stockholders of Parent at the Parent Stockholders Meeting.

(e)           Each of the Company and Parent shall use their reasonable best efforts to hold the Company Stockholders Meeting and the Parent Stockholders Meeting, respectively, at the same time and on the same date as the other party.

Section 5.06 Filings; Other Actions; Notification.

(a)           Cooperation. (i) The Company and Parent shall, subject to Sections 5.02 and 5.03, cooperate with each other and use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws and Orders to consummate and make effective the Mergers and the other Transactions prior to the Termination Date, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings (including by filing as soon as reasonably practicable or, in the reasonable judgment of Parent after reasonable consultation with the Company, advisable after the date of this Agreement the notifications, filings and other information required to be filed under the HSR Act (which shall, in any event, be filed within fifteen (15) business days after the date of this Agreement or on a later date as mutually agreed between the Company and Parent) or any other Antitrust Laws or Investment Screening Laws with respect to the Transactions) and to obtain prior to the Termination Date all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or, in the reasonable judgment of Parent after reasonable consultation with the Company, advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Mergers or any of the other Transactions. In furtherance and not in limitation of the covenants of the parties contained in this Section 5.06 (but subject to Section 5.06(b) below), each of the parties hereto shall use its reasonable best efforts to resolve prior to the Termination Date such objections, if any, as may be asserted by any Governmental Entity in connection with the HSR Act, any other applicable Antitrust Laws or any Investment Screening Laws with respect to the Transactions and effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing the consummation of the Transactions. Parent shall defend through litigation on the merits and, if necessary, appeal (in all cases, subject to the provisions of this Section 5.06), and the Company shall use its reasonable best efforts to assist in the defense of, any lawsuits or other legal proceedings by Governmental Entities, whether judicial or administrative, challenging this Agreement or the Transactions. Subject to applicable Laws relating to the exchange of information, each of Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Mergers and the other Transactions. To the extent permitted by applicable Law, each party shall provide the other with copies of all material written correspondence between it (or its advisors) and any Governmental Entity relating to the Mergers and the other Transactions and, to the extent reasonably practicable, all telephone calls and meetings with a Governmental Entity regarding the Transactions shall include representatives of Parent and the Company. Parent and the Company shall coordinate with respect to Antitrust Laws and Investment Screening Laws and with respect to the appropriate course of action with respect to obtaining the consents, approvals, permits, waiting period expirations or authorizations of any Governmental Entity required to consummate the Transactions prior to the Termination Date. In addition, the parties shall jointly develop, and each of the parties shall consult and reasonably cooperate with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law or Investment Screening Law prior to their submission. In furtherance of the foregoing and to the extent permitted by applicable Law, (A) each party shall notify the other, as far in advance as reasonably practicable, of any filing or material or substantive communication or inquiry it or any of its Subsidiaries intends to make with any Governmental Entity relating to the matters that are the subject of this Section 5.06(a), (B) prior to submitting any such filing or making any such communication or inquiry, such party shall provide the other party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other party in connection with, any such filing, communication or inquiry, (C) promptly following the submission of such filing or making such communication or inquiry, provide the other party with a copy of any such filing or, if in written form, communication or inquiry, and (D) consult with the other party in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Entity relating to the Transactions, including the scheduling of, and strategic planning for, any meetings with any Governmental Entity relating thereto; provided that materials furnished pursuant to this Section 5.06 may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. In exercising the foregoing rights, the Company and Parent each shall act reasonably and as promptly as reasonably practicable. Notwithstanding the foregoing, in the event of any dispute between the parties relating to the strategy or appropriate course of action or content of any submission made in connection with obtaining any clearances under applicable Antitrust Laws or Investment Screening Laws with respect to the Transactions, the parties shall escalate such dispute to the general counsels of the Company and Parent for resolution. If such dispute is not resolved pursuant to the preceding sentence, Parent shall have the right, in its reasonable discretion, to make the final determination with respect to such matter.

(b)           In furtherance of the foregoing, if and to the extent necessary to obtain clearance of the Mergers and the other Transactions from any Governmental Entity pursuant to the HSR Act or any other Antitrust Laws or Investment Screening Laws of any jurisdiction listed on Section 6.01(c) of the Company Disclosure Letter, Parent and its Subsidiaries shall use reasonable best efforts to, and the Company and its Subsidiaries shall, solely to the extent directed by Parent, offer, negotiate, commit to and effect, by consent decree, hold separate order, or otherwise, any requirement, condition, limitation, understanding, agreement or order to (A) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company and its Subsidiaries or (B) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company and its Subsidiaries and/or the Parent and its Subsidiaries; provided, however, under no circumstances shall Parent or any of its Subsidiaries be required, pursuant to this Section 5.06(b) or otherwise, to offer, negotiate, commit to or take (i) any action that would, individually or in the aggregate, have a material adverse effect on the reasonably anticipated (as of the date hereof) benefits (including anticipated synergies) of the transactions contemplated by this Agreement, as determined and documented or otherwise reasonably identifiable by Parent, (ii) any action that would, individually or in the aggregate, have a material adverse impact on any operating segment (as such term is understood in Parent’s annual reports on Form 10-K) of Parent, or any business line or sub-segment of any operating segment set forth on Section 5.06(b) of the Parent Disclosure Letter (in each case, not including the Company and its Subsidiaries); provided that, solely for purposes of this clause (ii), any adverse impact with respect to any such operating segment, business line or sub-segment, to the extent it relates to the business, assets or properties of the Company or its Subsidiaries, shall not be taken into account in determining whether any such material adverse impact has occurred, except to the extent such action relates to, alters or affects any existing agreement, arrangement or relationship between Parent or any of its Subsidiaries (or any such operating segment, business line or sub-segment or the business, assets or properties thereof), on the one hand, and the Company or any of its Subsidiaries (or their business, assets or properties), on the other hand, (iii) any action involving the sale, license, assignment, transfer, divestiture, hold separate or other disposal of any assets, business or portion of business of Parent and its Subsidiaries (not including the Company and its Subsidiaries), or (iv) any action that is not conditioned upon the consummation of the Mergers and the other Transactions.

Section 5.07 Access; Consultation.

(a)           Subject to the Confidentiality Agreement, during the period commencing on the date hereof and ending on the earlier of (1) the Effective Time, and (2) the valid termination of this Agreement pursuant to Section 9.1, the Company shall, and shall cause its respective Subsidiaries and its and their Subsidiaries’ Representatives, to: (i) provide Parent and its Representatives with reasonable access in a manner not unreasonably disruptive to the operation of the businesses of the Company, or to its Subsidiaries, during normal business hours to the Company’s, and each of its Subsidiaries’, Representatives, books, records, Tax Returns, operating and financial reports, work papers, assets, Contracts and other documents and information relating to the Company or to its Subsidiaries; and (ii) provide Parent and its Representatives with such copies of the books, records, Tax Returns, work papers, Contracts and other documents and information relating to the Company and its Subsidiaries, and with such additional financial, operating and other data and information regarding the Company and its Subsidiaries, in each of cases (i) and (ii), (A) under the supervision of appropriate personnel of the providing party, (B) in such a manner not to unreasonably interfere with the usual operation of the providing party, (C) to the extent reasonably necessary for (x) the consummation of the Transactions, including any Committed Financing or (y) planning for the integration of the parties’ businesses (and with respect to clause (y), only to the extent such information is reasonably necessary at such time in advance of the Effective Time), and (D) with respect to books, records, Tax Returns, operating and financial reports, work papers, assets, Contracts and other documents and information relating to the Company, or to its respective Subsidiaries, solely to the extent such items are in the possession or control of such party or any of its Representatives. Information obtained by Parent pursuant to this Section 5.07 will constitute “Evaluation Material” (subject to any exception contained in such definition) under the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement. Nothing in this Section 5.07 shall require the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company, would reasonably be expected to: (A) violate any of its or its Affiliates’ respective Contract obligations with respect to confidentiality pursuant to Contracts entered into prior to the date hereof; (B) based on the advice of outside legal counsel, result in a violation of applicable Law; or (C) based on the advice of outside legal counsel, result in loss of legal protection, including the attorney-client privilege and work product doctrine. Without limiting the foregoing, in the event that the Company proposes to provide access or information in reliance on the immediately preceding sentence, it shall provide notice to Parent that it is withholding such access or information and, in the case of the foregoing clauses (A), (B) or (C), shall use commercially reasonable efforts to communicate the applicable information in a way that would not violate the applicable Law or Contract or without jeopardizing such privilege.

(b)           Each of the Company and Parent shall give prompt notice to one another of any change, effect, circumstance or development that would reasonably be expected to result in a Company Material Adverse Effect or Parent Material Adverse Effect (as applicable), or of any reasonably likely failure of any condition to Parent’s or the Company’s obligations to effect the Mergers (as applicable); provided that any failure to give notice in accordance with the foregoing shall not in and of itself be deemed to constitute the failure of any condition set forth in Section 6.02(a) or Section 6.03(b) to be satisfied.

Section 5.08 Stock Exchange Listing, De-listing and De-registration. Parent shall use its reasonable best efforts to cause the shares of Parent Class A Common Stock to be issued in the Mergers to be listed on Nasdaq, subject to official notice of issuance, prior to the Effective Time. The Company shall take all actions necessary to permit the Shares and any other security issued by the Company or one of its Subsidiaries and listed on Nasdaq to be de-listed from Nasdaq and de-registered under the Exchange Act as soon as possible following the Effective Time.

Section 5.09 Publicity. The initial press release with respect to the Transactions shall be a joint press release and thereafter the Company and Parent shall consult with each other prior to issuing or making, and provide each other with a reasonable amount of time to review and comment on, any press releases or other public announcements with respect to the Transactions and any filings with any third party and/or any Governmental Entity (including any national securities exchange) with respect thereto, except (i) as may be required by applicable Law or by obligations pursuant to any listing agreement with, or rules of, any national securities exchange, (ii) any consultation that would not be reasonably practicable as a result of requirements of applicable Law, (iii) any press release or public statement that in the good faith judgment of the applicable party is consistent with prior press releases issued or public statements made in compliance with this Section 5.09, (iv) a public announcement of information contained in a public announcement previously consented to hereunder, (v) with respect to any Company Change in Recommendation made in accordance with this Agreement or Parent’s response thereto, and (vi) with respect to any Parent Change in Recommendation made in accordance with this Agreement or the Company’s response thereto.

Section 5.10 Employee Benefits.

(a)           Parent agrees that each employee of the Company or any of its Subsidiaries who continues to remain employed with the Company or its Subsidiaries following the Closing (each such employee, a “Continuing Employee”) shall, during the period commencing at the Closing and ending on the first anniversary of the Closing (or upon an earlier termination of employment) (the “Continuation Period”), be provided with (i) a base salary or base wage that is no less favorable than the base salary or base wage provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time, (ii) target annual cash bonus opportunities (expressed as a percentage of base salary) that are no less favorable than either, at the discretion of Parent, the target annual cash bonus opportunities (expressed as a percentage of base salary) that (x) was provided to each such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time or (y) is provided by Parent or any Subsidiary of Parent to similarly situated employees of Parent or any Subsidiary of Parent, and (iii) health, welfare and retirement benefits (excluding any post-employment health and welfare benefits, non-qualified deferred compensation plans and defined benefit pension plans) that are no less favorable in the aggregate than either, as the discretion of Parent, those provided to (x) each such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time or (y) similarly-situated employees of Parent or any Subsidiary of Parent. Additionally, Parent agrees that each Continuing Employee shall, during the Continuation Period, be provided with severance benefits that are no less favorable than the severance benefits under the Company Plan set forth in Section 5.10(a) of the Company Disclosure Letter.

(b)          Parent shall or shall cause the Surviving Company to use commercially reasonable efforts to provide that no pre-existing conditions, exclusions or waiting periods shall apply to Continuing Employees under the Parent benefit plans in which Continuing Employees are eligible to participate except to the extent such condition or exclusion was applicable to an individual Continuing Employee prior to the Effective Time. With respect to the plan year during which the Effective Time occurs, Parent shall use commercially reasonable efforts to provide each Continuing Employee with credit for deductibles and out-of-pocket requirements paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any Parent plan in which such Continuing Employee is eligible to participate following the Closing Date.

(c)           From and after the Closing Date, Parent shall or shall cause the Surviving Company to, provide credit (without duplication) to Continuing Employees for their service recognized by the Company and its Subsidiaries as of the Effective Time for purposes of eligibility, vesting, continuous service, determination of service awards, vacation, paid time off, and severance entitlements to the same extent and for the same purposes as such service was credited under the Company Plans, provided that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits for the same period of service for purposes of any frozen or discontinued Parent plan or any frozen or discontinued portion of a Parent plan or for purposes of benefit accrual under any defined benefit pension plan or retiree medical plan.

(d)           Prior to making any written or material oral communications to Company Service Providers pertaining to the treatment of compensation or benefits in connection with the transactions contemplated by this Agreement or to compensation and benefits that will be provided by Parent or its Affiliates following Closing, the Company shall provide Parent with a copy of the intended communication, and Parent shall have a reasonable period of time to review and comment on the communication and the Company shall incorporate any reasonable comments.

(e)           Notwithstanding the foregoing, with respect to any Continuing Employee who is, or becomes, subject to a collective bargaining or similar agreement, the compensation and benefits treatment and terms and conditions of employment afforded to such Continuing Employee will continue to be governed by the terms of such collective bargaining agreement and the terms of this Section 5.10 shall not apply.

(f)            From and after the Effective Time, Parent and its Subsidiaries (including the Surviving Company and its Subsidiaries) shall honor all Company Plans in accordance with their terms. Notwithstanding the foregoing, no provision of this Agreement shall limit the ability of Parent and its Subsidiaries (including the Surviving Company and its Subsidiaries) to (i) terminate or amend any Company Plan in accordance with its terms or (ii) provide compensation and benefits to Continuing Employees in accordance with this Agreement through plans of Parent or its Subsidiaries after the Effective Time.

(g)           Upon the request of Parent in writing at least ten (10) days prior to the Closing Date, effective as of the day immediately preceding the Closing and contingent upon the Closing, the Company shall (i) take any and all necessary actions to terminate any Company Plans that are intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code (the “401(k) Plans”), (ii) provide Parent with a copy of any and all resolutions or other corporate action (the form and substance of which shall be subject to prior reasonable review and comment by Parent, which comments shall be considered by the Company in good faith) evidencing that any such plans will be terminated effective as of no later than the day immediately preceding the Closing and (iii) prior to and conditioned upon termination of any such plans, authorize through corporate resolution any and all necessary amendments to the plan documents to effect such terminations, fully vest affected participants, and comply with all requirements of applicable Law as of the effective date of such terminations; provided, that, the Company shall not take any further steps to effect any such plan terminations prior to the Closing. If, upon the request of Parent, the 401(k) Plans are terminated, Parent shall take all actions reasonably necessary and appropriate to allow Continuing Employees to enroll as soon as administratively practicable following the Closing in the 401(k) plan maintained by Parent or its Affiliates (the “Parent 401(k) Plan”) and, to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) (including outstanding participant loans) from the 401(k) Plans to the Parent 401(k) Plan.

(h)           The provisions of this Section 5.10 are solely for the benefit of the parties to this Agreement, and neither any union nor any current or former employee, nor any other individual associated therewith, is or shall be regarded for any purpose as a third party beneficiary to this Agreement. Notwithstanding anything to the contrary in this Agreement (except to the extent provided in Section 8.08), no provision of this Agreement is intended to, or does, (i) constitute the establishment of, or an amendment to, any Company Plan or any employee benefit plan of Parent, the Surviving Company or any of their Affiliates, (ii) alter or limit the ability of Parent to amend, modify or terminate any Company Plan or any other benefit plan, program, agreement or arrangement, (iii) give any third party any right to enforce the provisions of this Section 5.10, (iv) prevent Parent the Surviving Company or any of their Affiliates, after the Effective Time, from terminating the employment of any Company Employee or (v) be deemed to confer upon any such individual or legal representative any rights under or with respect to any plan, program or arrangement described in or contemplated by this Agreement, and each such individual or legal representative shall be entitled to look only to the express terms of any such plan, program or arrangement for his or her rights thereunder.

Section 5.11 Expenses. Except as otherwise provided in Section 5.16, whether or not the Transactions are consummated, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expense.

Section 5.12 Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, Parent shall, and shall cause the Surviving Company to, indemnify and hold harmless each present and former director and officer of the Company determined as of immediately prior to the Effective Time (the “Indemnified Parties”) against any reasonable and documented out-of-pocket costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the Transactions)), arising out of the fact that such Indemnified Party is or was a director or officer of the Company or any of its Subsidiaries, or is or was serving at the request of the Company as a director, officer, employee or agent of another Person prior to the Effective Time, in each case, with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law, the Company Charter or Company Bylaws or comparable organizational or governing documents of a Subsidiary of the Company or any indemnification agreement between such Indemnified Party and the Company or any Subsidiary of the Company that is listed on Section 5.12(a) of the Company Disclosure Letter and in effect on the date of this Agreement, and Parent (to the extent it would be permitted if Parent were the Surviving Company) and the Surviving Company shall also advance expenses of such Persons as incurred in connection therewith to the fullest extent permitted under and subject to the limitations in, applicable Law, the Company Charter or Company Bylaws or comparable organizational or governing documents of a Subsidiary of the Company or any indemnification agreement between such Indemnified Party and the Company or any Subsidiary of the Company that is listed on Section 5.12(a) of the Company Disclosure Letter; provided, that any Person to whom expenses are advanced hereunder provides an undertaking to repay such advances if it is determined such Person is not entitled to indemnification; provided such undertaking shall be unsecured and made without reference to such Person’s ability to repay such advances or ultimate entitlement to indemnification, and no other form of undertaking shall be required. Parent shall ensure that the organizational documents of the Surviving Company shall, for a period of six (6) years from and after the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Company and its Subsidiaries than are presently set forth in the Company Charter and Company Bylaws. Any right of indemnification of an Indemnified Party and other rights pursuant to this Section 5.12 shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Party with respect to matters occurring prior to the Effective Time as provided herein.

(b)           Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall, or shall cause the Surviving Company as of the Effective Time to, obtain and fully pay for “tail” insurance policies (or comparable replacement policies) with a claims reporting period of at least six (6) years from and after the Effective Time from an insurance carrier or carriers with the same or better credit rating as the Company’s current insurance carrier or carriers with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions); provided, however, that in no event shall the Company or Parent expend for such policies a premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance. If the Company, Parent or the Surviving Company for any reason fail to obtain such “tail” insurance policies (or comparable replacement policies) as of the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Company shall, and Parent shall cause the Surviving Company to, purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable to the Indemnified Parties as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall the Company expend, or Parent or the Surviving Company be required to expend, for such policies an amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and, provided further that if the premium for such insurance coverage exceeds such amount, Parent shall, or shall cause the Surviving Company to, obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)           If Parent or the Surviving Company or any of their successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations of Parent or the Surviving Company set forth in this Section 5.12, as applicable.

(d)           The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. The rights of each Indemnified Party under this Section 5.12 shall be in addition to any rights such individual may have under applicable Law, any applicable indemnification agreement to which such Person is a party that is listed on Section 5.12(a) of the Company Disclosure Letter, the Company Charter or the Company Bylaws or otherwise.

(e)           Parent shall, and shall cause its Subsidiaries to, reasonably cooperate in the defense of any such Proceeding for which indemnification or advancement could be sought by an Indemnified Party pursuant to this Agreement, the Company Charter, the Company Bylaws and any comparable organizational or governing documents of any of the Company’s Subsidiaries.

(f)            Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.12 is not prior to or in substitution for any such claims under such policies.

Section 5.13 Takeover Statute. If any Takeover Statute is or may become applicable to any of the Transactions, each party and its Board of Directors shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Transaction Documents and otherwise use reasonable best efforts to act to eliminate or minimize the effects of such statute or regulation on such transactions.

Section 5.14 Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its respective operations.

Section 5.15 Section 16(b). The Board of Directors of each of the Company and Parent (or, in each case, a duly authorized committee thereof) shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the Transactions and any other dispositions of equity securities of the Company or Parent (including derivative securities) or acquisitions of Parent Class A Common Stock (including derivative securities) in connection with the Transactions by each individual who is currently, or who will be immediately prior to the Effective Time, a director or officer of the Company or Parent, as applicable, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.16 Financing.

(a)           The Company and its Subsidiaries shall obtain customary payoff letters with respect to the Existing Credit Agreement (the payoff of such facilities, together, the “Debt Payoff”) and deliver drafts of such payoff letters to Parent on or prior to the date that is three (3) business days prior to Closing and executed copies of such payoff letters to Parent on or prior to the date that is one (1) business day prior to Closing (or, in each case, such later date as Parent may consent to), which payoff letters shall (i) set forth the aggregate amount required to be paid to the lenders and other parties to the Existing Credit Agreement to pay the obligations thereunder (other than contingent indemnification obligations not yet payable) in full at Closing and the wire transfer instructions for the payment of such amount, (ii) confirm that upon the payment of the amounts set forth in clause (i) above, (x) all obligations of the Company and its Subsidiaries under the Existing Credit Agreement shall be paid in full (other than contingent indemnification obligations not yet payable), (y) all guarantees by the Company and its Subsidiaries of, and any liens or security interests on the equity or assets of the Company or any of its Subsidiaries securing, the obligations under the Existing Credit Agreement shall be released and terminated in full and (z) the Existing Credit Agreement shall be terminated in full (except for customary provisions that shall survive the payment in full of the obligations thereunder) and (iii) otherwise be in form and substance reasonably acceptable to Parent, together with any other certificates, filings, notices and other documents reasonably requested by Parent to effect or evidence the payoff and releases set forth in this sentence. The Company shall, and shall cause its applicable Subsidiaries to, use their respective reasonable best efforts to, and to cause their respective Representatives to, provide cooperation reasonably requested by Parent in connection with any Debt Payoff.

(b)           Each of Parent and Merger Subs shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Committed Financing on the terms and subject only to the conditions expressly set forth in the Commitment Letter, including using its reasonable best efforts to (i) maintain in effect the Commitment Letter (subject to any amendment, supplement, replacement, substitution, termination or other modification or waiver that is permitted by this Section 5.16) until the Mergers and the other Transactions contemplated by this Agreement (including the funding of the Committed Financing) are consummated, (ii) timely negotiate, enter into and deliver definitive agreements with respect to the Committed Financing contemplated by the Commitment Letter on or prior to the Closing on the terms and subject only to the conditions expressly set forth therein (including the market flex provisions (if any) and on other terms agreed to by Parent and the Committed Financing Sources that would not have an Adverse Effect on Financing, (iii) satisfy or cause to be waived on a timely basis (and in any event at or prior to the Closing) all conditions applicable to Parent set forth in the Commitment Letter or such definitive agreements and otherwise comply with all of Parent’s obligations thereunder (including the payment of any related fees and expenses), in each case, that are within Parent’s control, and (iv) upon the satisfaction or waiver of such conditions, consummate the Committed Financing at or prior to the Closing Date. In the event that all conditions set forth in Section 6.01 and Section 6.02 have been satisfied or waived or, upon funding of the Committed Financing, shall have been satisfied or waived, Parent shall cause the Committed Financing Sources providing the Committed Financing to fund on the Closing Date the Committed Financing on the terms and subject only to the conditions expressly set forth in the Commitment Letter. Parent shall fully pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts under or arising pursuant the Commitment Letter.

(c)           Notwithstanding the foregoing, Parent shall not, without the prior written consent of the Company, agree to or permit any termination or rescission of or amendment, restatement, amendment and restatement, supplement or modification to be made to, or grant any waiver or consent of any provision under, the Commitment Letter or the definitive agreements relating to the Committed Financing, if such termination, rescission, amendment, restatement, supplement, modification, waiver or consent would be reasonably expected to (A) reduce (or have the effect of reducing) the aggregate cash amounts of the Committed Financing (including by increasing the amount of fees to be paid or original issue discount) such that Parent cannot satisfy (or cause to be satisfied) the Required Amount on the Closing Date (after taking into consideration any other immediately available cash or other sources of funds reasonably available and subject to terms and conditions materially no less favorable than the conditions to the Committed Financing to the Parent), (B) impose new or additional conditions to the availability or funding of the Committed Financing or otherwise expand or adversely amend, modify or waive any conditions to the Committed Financing in a manner that, in each case, could reasonably be expected to impede, materially delay or prevent Closing (or satisfaction of the conditions to the Committed Financing at the Closing), (C) result in the termination, withdrawal, repudiation or recission of the Commitment Letter or release or terminate any of the commitments or obligations of any of the Committed Financing Sources except as permitted in clause (f) below or (D) materially adversely impact the ability of each of Parent to enforce its rights against the Committed Financing Sources (clauses (A) through (D), collectively, an “Adverse Effect on Financing”). Parent shall promptly deliver to the Company copies of any termination, rescission, amendment, restatement, supplement, modification, waiver or consent to or under any Commitment Letter or the definitive agreements relating to the Committed Financing (provided that any fee letter may be redacted in a manner consistent with Redaction Parameters).

(d)           If any portion of the Committed Financing becomes unavailable or Parent becomes aware of any event or circumstance that could reasonably be expected to make any portion of the Committed Financing unavailable, in each case, on the terms and conditions (including any applicable “market flex” provisions) contemplated by the Commitment Letter, Parent shall promptly notify the Company in writing and, as promptly as reasonably practicable following the occurrence of such event (but not later than one business day prior to the date Parent or Merger Subs are required to consummate the Closing in accordance with this Agreement), (A) use its reasonable best efforts to arrange and obtain alternative financing from alternative sources (such financing, the “Alternate Financing”) (1) in an amount such that Parent can satisfy (or cause to be satisfied) the Required Amount on the Closing Date (after taking into consideration any other immediately available cash or other sources of funds reasonably available and subject to terms and conditions materially no less favorable than the conditions to the Committed Financing to the Parent), (2) on conditions not less favorable to Parent and Merger Subs than the conditions (including the “market flex” provisions, if any) set forth in the Commitment Letter as of the date of this Agreement and (3) which would not, without the prior written consent of the Company, have an Adverse Effect on Financing and (B) obtain a new financing commitment letter or definitive documentation (including any note purchase agreement, indenture or credit agreement), as applicable, with respect to such Alternate Financing; provided that (x) any such Alternate Financing shall not obligate the Company prior to the Closing as a surety, guarantor or indemnitor or to extend credit to any person and (y) any failure to obtain Alternate Financing shall not relieve Parent or Merger Subs of any obligation hereunder. Parent shall promptly deliver to the Company true, correct and complete copies of any commitment letters and fee letters or the definitive agreements relating to an Alternate Financing (provided that any fee letter may be redacted in a manner consistent with Redaction Parameters).

(e)           Upon written request of the Company, Parent shall keep the Company reasonably informed on a timely basis and in reasonable detail of the status of Parent’s and Merger Subs’ efforts to obtain the Committed Financing and to satisfy the conditions thereof, including providing copies of any amendment, modification or replacement of the Commitment Letter (provided that any fee letter may be redacted in a manner consistent with Redaction Parameters). Without limiting the generality of the foregoing, Parent shall give the Company prompt (but in any event within two business days’) notice of, and keep the Company informed on a current basis and in reasonable detail of, (i) any actual breach, default, termination or repudiation (or any event or circumstance that, with or without due notice, lapse of time or both, would reasonably be expected to give rise to any breach, termination, repudiation or default) by any party to the Commitment Letter, or any definitive agreements related to the Committed Financing, in each case of which Parent becomes aware, (ii) the receipt of any written notice or other written communication, in each case received from any Committed Financing Source with respect to any (1) actual or threatened default, termination, withdrawal or repudiation by any party to the Commitment Letter or definitive agreements related to the Committed Financing or (2) material dispute or disagreement between or among any parties to the Commitment Letter or definitive agreements related to the Committed Financing or any provisions of the Commitment Letter, (iii) the occurrence of an event or development that would, in Parent’s good faith belief, adversely impact the ability of Parent to obtain all or any portion of the Committed Financing contemplated by the Commitment Letter subject only to the conditions set forth therein; (iv) any refusal by a Committed Financing Source to provide, or any writing expressing an intent to refuse to provide, all or any portion of the Committed Financing contemplated by the Commitment Letter on the terms set forth therein (including allowing for any “market flex” terms) or expresses in writing that such person does not intend to enter into all or any portion of definitive documentation related to the Committed Financing or to consummate the transactions contemplated thereby; (v) any event or development that would reasonably be expected to adversely impact in any material manner the ability of Parent to obtain all, or any portion of, the Committed Financing contemplated by the Commitment Letter on the terms and conditions, in the manner or from the sources contemplated by the Commitment Letter or if at any time for any other reason Parent no longer believes in good faith that it will be able to obtain all or any portion of the Committed Financing on the terms and conditions (including any “market flex” terms), in the manner or from the sources contemplated by the Commitment Letter; and (vi) expiration or termination of the Commitment Letter prior to the funding of the Committed Financing on the Closing Date for any reason, in each case of clauses (i) through (vi), except to the extent that (I) notwithstanding such event, the Parent will be able to satisfy the Required Amount on the Closing Date (after taking into consideration any other immediately available cash or other sources of funds reasonably available and subject to terms and conditions materially no less favorable than the conditions to the Committed Financing to the Parent) and (II) the Commitment Letter may be replaced as permitted in clause (c) above or clause (f) below. As soon as reasonably practicable, but in any event upon the earlier of (x) within two business days of the date the Company delivers to Parent a written request and (y) the Closing Date, Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence. Notwithstanding the foregoing, in no event shall Parent or Merger Subs be under any obligation to disclose any information pursuant to this clause (e) that would waive the protection of attorney-client or similar privilege to the extent such privilege is asserted in good faith, but such party shall use reasonable best efforts to disclose such information in a way that would not jeopardize such privilege.

(f)            Notwithstanding anything herein to the contrary, Parent may (x) amend, supplement, replace, substitute or modify the Commitment Letter to (1) add additional agents, co-agents, lenders, lead arrangers, joint bookrunners, managers or similar entities that have not executed such Commitment Letter as of the date hereof, together with any ministerial changes related thereto or (2) implement or exercise any “market flex” provisions contained in the Commitment Letter and (y) terminate or replace any Commitment Letter in order to enter into definitive financing documents with respect to the Committed Financing or to otherwise obtain alternative sources of financing in lieu of all or a portion of the Committed Financing, in each case of clauses (x) and (y), to the extent such amendment, supplement, replacement, substitution, modification or termination would not have an Adverse Effect on Financing. After any termination, amendment, restatement, supplement, modification, replacement or waiver of the Commitment Letter with respect to the Committed Financing in accordance with this Section 5.16, Parent shall promptly (and, in any event upon the earlier of (x) two business days and (y) the Closing Date), deliver to the Company a true, correct and complete copy thereof (provided that any fee letter may be redacted in a manner consistent with Redaction Parameters). For purposes of this Agreement (other than Section 4.12), (A) any reference in this Agreement to the “Committed Financing” shall mean financing contemplated by the Commitment Letter as amended, restated, supplemented, modified, waived or replaced in accordance with this Section 5.16 (including any replacement financing and/or any financing contemplated by an Alternate Financing), (B) any reference in this Agreement to the “Commitment Letter” shall be deemed to include the Commitment Letter (if in effect). any fee letter (any fee letter entered into in connection with any replacement financing and/or any Alternate Financing) and any definitive documentation for any Committed Financing (including any replacement financing and/or any financing contemplated by an Alternate Financing), in each case, as amended, restated, supplemented, modified, waived or replaced in accordance with this Section 5.16, (C) references to the “Committed Financing Sources” shall include each person that has not executed the Commitment Letter as of the date hereof but becomes a party thereto (or to any definitive documentation for any Committed Financing (including any replacement financing and/or any financing contemplated by an Alternate Financing)) after the date hereof in accordance with the terms thereof and this Section 5.16, (D) references to the “Committed Financing” shall include any Alternate Financing or replacement financing contemplated by this Section 5.16(f) then in effect and (E) Fee Letters shall include any fee letter entered into in connection with any Alternate Financing and any replacement financing contemplated by Section 5.16(f).

(g)           From and after the date of this Agreement, and through the earlier of the Closing and the date on which this Agreement is terminated in accordance with Article VII, the Company shall, and the Company shall cause each of its Subsidiaries and use reasonable best efforts to cause its and their Representatives (including their auditors) to, use their respective reasonable best efforts to provide such customary cooperation as is reasonably requested by Parent or Merger Subs in the arrangement and consummation of the Committed Financing, in each case, upon reasonable written request of Parent, and at Parent’s sole expense, including using reasonable best efforts to:

(i)            cause the management team of the Company to participate in a customary and reasonable number of requested meetings (including customary one-on-one meetings and conference calls with the parties acting as lead arrangers, agents, underwriters or initial purchasers and prospective lenders or investors and the Company’s senior management and Representatives) and remote due diligence sessions, drafting sessions and similar presentation to and with prospective lenders, investors and rating agencies reasonably required in connection with the Committed Financing, in each case upon reasonable and advance written notice and at mutually agreed upon dates and times during normal business hours;

(ii)           provide reasonable assistance with the preparation of (1) materials for rating agency presentations and (2) bank information memoranda (including a public-side version thereof), lender and investor presentations, offering memoranda, registration statements, prospectuses, and other similar documents and materials in each case, as required or customary in connection with a financing of the type contemplated by the Committed Financing and reasonably requested by Parent or Merger Subs and limited to information to be contained therein with respect to the Company and its Subsidiaries;

(iii)          provide customary authorization letters to the Committed Financing Sources authorizing the distribution of information to prospective lenders and containing a customary representation that such information does not contain a material misstatement or omission and containing a representation to the Committed Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or their respective securities, but only to the extent any confidential information memorandum or presentation to which such authorization letters relate contains customary disclaimers to the Company, its Affiliates, and their respective Representatives with respect to the responsibility for the use or misuse of the contents of such confidential information memorandum or presentation to which such authorization letter relates;

(iv)          provide the Parent, at least five (5) Business Days prior to the Closing Date (to the extent requested in writing at least ten (10) Business Days prior to the Closing Date) with all documentation and other information with respect to the Company and its Subsidiaries as is reasonably requested in writing by Parent that is required in connection with the Committed Financing in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, Title III of Pub. L. 107-56 (the “PATRIOT Act”), the Office of Foreign Assets Control regulations and the FCPA;

(v)           cooperate with the due diligence of the Committed Financing Sources, to the extent customary and reasonable, and as promptly as reasonably practicable upon reasonable request by Parent, use reasonable best efforts to, (I) furnish Parent and its financing sources, as applicable, with the Required Financial Information, (II) periodically update any Required Financial Information provided to Parent as may be necessary so such Required Financial Information is Compliant and (III) furnish to Parent such other financial information with respect to the Company and its Subsidiaries as is historically prepared in the ordinary course by, and readily available to, the Company and its Subsidiaries;

(vi)          cause the Company’s independent public accountants to provide, consistent with customary practice for financings similar to the Committed Financing or the requirements or Regulation S-K: (A) customary auditor consents (including consents of accountants for use of their reports in any materials (including any registration statement) relating to the Committed Financing) and/or Parent’s filing and reporting obligations with the SEC, (B) customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to financial information relating to the Company and its Subsidiaries as reasonably requested by Parent or the Committed Financing Sources and (C) participation in a reasonable number of accounting due diligence sessions;

(vii)         execute and deliver as of and subject to the occurrence of the Closing (and solely with respect to directors and officers that remain in the same capacity after giving effect to the Closing) any credit agreements, indentures, supplemental indentures, notes, guarantees, purchase agreements, underwriting agreements, pledge and security documents (including reasonable assistance with the preparation of any customary schedules thereto), other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent, including customary certificates of the chief financial officer (or other executive officer) of the Company with respect to solvency matters in the form set forth as an exhibit to the Commitment Letter and otherwise reasonably facilitating the pledging of collateral (including the delivery of all stock or other certificates intended to constitute collateral as contemplated by the Commitment Letter) (it being understood that such documents and pledges will not take effect, and delivery of such stock or other certificates will not be required to be made, prior to the Effective Time); and

(viii)        taking all corporate and other organizational actions reasonably requested by Parent necessary to permit the Committed Financing as of, and subject to the occurrence of, the Closing Date (and solely with respect to directors and officers that remain in the same capacity after giving effect to the Closing).

(h)           Subject to Parent’s indemnification obligations under Section 5.16(i) below, the Company hereby consents to the customary use of its and its Subsidiaries’ names, logos and trademarks in connection with the Committed Financing; provided that such names, trademarks and logos are used solely in a manner that does not, is not intended to and is not reasonably likely to harm or disparage the Company or any of its Subsidiaries, such names, trademarks and logos or the reputation or goodwill of the Company or any of its Subsidiaries.

(i)            Notwithstanding anything to the contrary herein, any cooperation provided by the Company and its Subsidiaries as contemplated by this Section 5.16, shall be at Parent’s sole expense. Parent shall indemnify and hold harmless the Company and each of its Subsidiaries and Affiliates and its and their respective Representatives (the “Section 5.16 Indemnitees”) from and against any and all liabilities, losses, damages, claims, reasonable and documented out-of-pocket costs and expenses (including reasonable attorney’s and accountant’s fees and expenses) interest, awards, judgments and penalties suffered or actually incurred in connection with any and all of the matters contemplated by the Committed Financing and this Section 5.16 (other than arising from (x) fraud, gross negligence, bad faith or willful misconduct by the Section 5.16 Indemnitees, in each case, as determined by a final, non-appealable court of competent jurisdiction or (y) constituting indirect, special, punitive or consequential damages), whether or not the Transactions are consummated or this Agreement is terminated. Parent shall, promptly upon request by the Company, reimburse the Company, its Subsidiaries, its Affiliates and its and their respective Representatives for all reasonable and documented out-of-pocket costs (including reasonable and documented accountant’s and attorneys’ fees and expenses) actually incurred by the Company, its Subsidiaries, its Affiliates and its and their respective Representatives in connection with the Committed Financing and this Section 5.16, whether or not the Transactions are consummated or this Agreement is terminated. All such amounts shall be due and payable upon demand, and any such amounts paid following Closing shall be payable to the Surviving Company. Notwithstanding anything to the contrary in this Agreement, this Section 5.16(i) shall survive the termination of this Agreement.

(j)            From and after the date of this Agreement, and through the earlier of the Closing and the date on which this Agreement is terminated in accordance with Article VII, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, use commercially reasonable efforts to cooperate with and assist Parent in connection with filing and getting effective a registration statement on Form S-3 (or any successor form thereto) (the “Shelf Registration Statement”) with respect to certain securities of the Parent with the Securities and Exchange Commission, including causing the Company’s independent public accountants to provide customary auditor consents (including consents of accountants for use of their reports in any materials (including the Shelf Registration Statement)) with respect to any Company financial statements included or incorporated by reference in the Shelf Registration Statement.

(k)           Notwithstanding the foregoing, nothing in this Section 5.16 shall require cooperation or assistance to the extent that it could result in the Company or any of its Subsidiaries being required to:

(i)            agree to pay any fee, bear any cost or expense or other amount, enter into any definitive agreement, incur any other liability or give any indemnities to any third party or otherwise commit to take any similar action in connection with the Committed Financing prior to the Effective Time (other than in respect of the authorization letters referred to in Section 5.16(g)(C) above);

(ii)           take any actions to the extent such actions would, in the Company’s reasonable judgment, (A) unreasonably interfere with the ongoing business or operations of the Company or any of its Subsidiaries or otherwise interfere with the prompt and timely discharge by the Company’s or any of its Subsidiaries’ employees of their normal duties, (B) subject any director, manager, officer or employee of the Company or any of its Affiliates to any actual or potential personal liability, (C) conflict with, or result in any violation or breach of, or default (with or without notice, or lapse of time or both) under, the organizational documents of the Company or any of its Subsidiaries, any applicable Law or Judgment, any obligation of confidentiality owing to a third party or any material Contract to which the Company or any of its Subsidiaries is a party or by which any of any of their respective properties or assets is bound, (D) require any such entity to change any fiscal period or accounting methodologies, (E) cause (x) any closing condition set forth in Article VI of this Agreement to fail to be satisfied or (y) any other breach of this Agreement, or (F) delay, impede or prevent the Closing;

(iii)          commit to take any action under any certificate, document or instrument that is not contingent upon the Closing (other than in respect of the authorization letters referred to in Section 5.16(g)(iii) above);

(iv)          provide access to or disclose information if the Company determines, in its reasonable judgment, that doing so would reasonably be expected to (A) violate or prejudice the rights of its or any of its Subsidiaries’ customers, (B) result in the disclosure of Trade Secrets or competitively sensitive information to third parties, (C) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege or (D) expose the Company to risk of liability for disclosure of sensitive or personal information; provided that the Company or such Subsidiary shall use reasonable best efforts to provide an alternative means of disclosing or providing such information, and in the case of any confidentiality obligation, Company shall, to the extent permitted by such confidentiality obligations, notify Parent if any such information that Parent has specifically identified and requested is being withheld as a result of any such obligation of confidentiality;

(v)           (A) cause any director, manager, member or equivalent, officer or employee of the Company or any of its Subsidiaries who will not continue in such a position following the Closing to pass resolutions or consents to approve the Committed Financing or approve or authorize the creation of any agreements, documents and instruments pursuant to which the Committed Financing is obtained or to execute or deliver any such agreements, documents or instruments and (B) cause any director, manager, member or equivalent, or any officer or employee of the Company or any of its Subsidiaries who will continue in such a position following the Closing to pass resolutions to approve the Committed Financing or authorize the creation of any agreements, documents or actions in connection therewith, to execute or deliver any agreements, documents or instruments in connection with the Committed Financing or to take any action or cause any of its Representatives to pay any commitment, financing or other fees, indemnities or amounts or reimburse any expenses, indemnities or other amounts in connection with any Committed Financing, in each case, that are not contingent on the Closing or would be effective prior to the Effective Time (other than in respect of the authorization letters referred to in Section 5.16(g)(iii) above);

(vi)          deliver any legal opinion or negative assurance letter;

(vii)         provide or prepare (A) pro forma financial statements or information, pro forma adjustments (including regarding the Committed Financing, any synergies or cost savings), projections, budgets or similar forward looking information, or an as-adjusted capitalization table, (B) any description of all or any component of the Committed Financing, including any such description to be included in liquidity and capital resources disclosure or any “description of notes”, (C) risk factors relating to all or any component of the Committed Financing or (D) any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A;

(viii)        deliver any financial statements for any period that is not otherwise specifically required hereunder or not readily available to the Company with respect to such period;

(ix)           cause or permit any Lien (or any obligation or incurrence of Indebtedness on) to be placed on any of the Company’s, any of its Subsidiaries’ or any of its Affiliates’ property or assets (or provide a pre-filing Uniform Commercial Code financing statement authorization letter or agreement) prior to the Effective Time;

(x)           deliver any certificate or document that it reasonably believes in good faith contains any untrue certifications, representations or warranties; or

(xi)           waive, amend, restate, supplement, terminate, rescind or otherwise modify any term of this Agreement.

(l)            The parties hereto acknowledge and agree that (I) the provisions of this Section 5.16 shall not create any independent conditions to Closing and (II) the obligations of Parent to consummate the Transactions contemplated by this Agreement are not in any way contingent upon or otherwise subject to Parent’s consummation of any financing arrangement (including the Committed Financing), Parent or any of its Affiliates obtaining any financing (including the Committed Financing) or the availability, grant, provision or extension of any financing to Parent or any of its Affiliates (including the Committed Financing).

(m)          Notwithstanding anything to the contrary contained in this Agreement, (I) Section 5.16(g) sets forth the Company’s and its Subsidiaries’ sole obligation with respect to the Committed Financing and (II) the condition precedent set forth in Section 6.02(a) as applied to the Company’s obligations under Section 5.16(g) shall be deemed satisfied unless (i) the Committed Financing has not been obtained as a result of the Company’s Intentional Breach of its obligations under Section 5.16(g) to the extent such Intentional Breach is the proximate cause of the unavailability of the Committed Financing, (ii) Parent notified the Company in writing and in reasonable detail of such Intentional Breach and (iii) the Company was given ten (10) business days after receiving such written notice to cure such Intentional Breach.

Section 5.17 Approval by Sole Equityholder of the Merger Subs. Immediately following the execution and delivery of this Agreement by the parties hereto, Parent, acting as sole equityholder of each of the Merger Subs, shall adopt this Agreement and approve the applicable Merger, in accordance with the DGCL and the DLLCA, by written consent.

Section 5.18 Voting of Shares. Parent shall vote, or cause to be voted, any Shares owned by it or any of its Subsidiaries (other than, for the avoidance of doubt, any such Shares held by any employee benefit plan of Parent or any of its Subsidiaries or any trustee or other fiduciary in such capacity under any employee benefit plan) in favor of adoption of this Agreement at the Company Stockholders Meeting. The Company shall vote, or cause to be voted, any shares of Parent Common Stock owned by it or any of its Subsidiaries (other than, for the avoidance of doubt, any such shares of Parent Common Stock held by any employee benefit plan of the Company or any of its Subsidiaries or any trustee or other fiduciary in such capacity under any employee benefit plan) in favor of approval of the Stock Issuance at the Parent Stockholders Meeting.

Section 5.19 Tax Matters.

(a)           For U.S. federal (and applicable state and local) income tax purposes, the Mergers, taken together, are intended to constitute a reorganization within the meaning of Section 368(a) of the Code (the “U.S. Tax Treatment”). The parties hereby (i) adopt this Agreement insofar as it relates to the Mergers as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g), (ii) agree to file and retain such information as shall be required under Treasury Regulations Section 1.368-3, and (iii) agree to file all Tax Returns on a basis consistent with the U.S. Tax Treatment, unless otherwise required by a “determination” that is final within the meaning of Section 1313(a) of the Code.

(b)           Each of Parent and the Company shall (and shall cause their respective Subsidiaries to) (i) use their respective reasonable best efforts to cause the Mergers, taken together, to qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) not take any action or fail to take any action if such action or such failure is intended or could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(c)           Each of Parent and the Company will, upon reasonable request by the other, use their respective reasonable best efforts and reasonably cooperate with one another in connection with the issuance to Parent or the Company of an opinion of external counsel relating to the U.S. Tax Treatment (including if the SEC requires an opinion regarding the U.S. Tax Treatment to be prepared and submitted in connection with the declaration of effectiveness of the Registration Statement), such opinion to be prepared by Goodwin Procter LLP (“Goodwin”) (or such other counsel as may be reasonably acceptable to each of Parent and the Company) subject to customary assumptions and limitations. In connection with the foregoing, each of Parent and the Company shall use reasonable best efforts to deliver to the relevant counsel, upon reasonable request therefore, certificates (dated as of the necessary date and signed by an officer of the Company or Parent, as applicable), in form and substance reasonably acceptable to such counsel, containing customary representations reasonably necessary or appropriate for such counsel to render such opinion. For the avoidance of doubt, in no event shall any such opinion prepared pursuant to this Section 5.19(c) be a condition to Closing for purposes of Article VI.

(d)           Parent shall promptly notify the Company if, at any time before the Effective Time, Parent becomes aware of the existence of any fact or circumstance that could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(e)           The Company shall promptly notify Parent if, at any time before the Effective Time, the Company becomes aware of the existence of any fact or circumstance that could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(f)           The parties hereto acknowledge and agree that for purposes of determining the value of Parent Class A Common Stock to be received by the holders of shares of Company Common Stock pursuant to the Mergers when applying the “continuity of interest” requirement under Treasury Regulations Section 1.368-1(e), under Revenue Procedure 2018-12, 2018-6 I.R.B. 349 (“Rev. Proc. 2018-12”), (i) the “Safe Harbor Valuation Method” within the meaning of Rev. Proc. 2018-12 shall be the “Average of the Daily Volume Weighted Average Prices” as described in Section 4.01(1) of Rev. Proc. 2018-12, (ii) the “Measuring Period” within the meaning of Section 4.02 of Rev. Proc. 2018-12 shall be the 10 consecutive trading days ending on and including the date that is 3 trading days prior to the date of this Agreement, (iii) the “national securities exchange” within the meaning of Section 3.01(4)(a)(ii) of Rev. Proc. 2018-12 shall be the Nasdaq Stock Market LLC, and (iv) the “authoritative reporting source” within the meaning of Section 3.01(4)(a)(ii) of Rev. Proc. 2018-12 shall be Bloomberg. The Parties further agree that the valuation of the Parent Class A Common Stock by reference to the methodology described in this Section 5.19(g) is intended to qualify for a “Safe Harbor Valuation Method” within the meaning of Rev. Proc. 2018-12 and that such methodology was used in determining the Exchange Ratio.

(g)           All transfer, documentary, sales, use, value added, goods and services, stamp, registration, notarial fees and other similar Taxes and fees (collectively, “Transfer Taxes”), shall be paid by the Surviving Company. After the Closing Date, the Surviving Company will prepare and file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes that are required to be filed after the Closing Date.

(h)           Each of the parties shall (and shall cause their respective Affiliates to) reasonably cooperate, as and to the extent reasonably requested by another party, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding. Such cooperation shall include the retention and (upon the other Party’s reasonable request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional relevant information and explanation of any relevant material provided hereunder.

Section 5.20 Transaction Litigation. In the event any Proceeding against a party hereto by any stockholder of such party is commenced or, to the knowledge of such party, threatened, that questions the validity or legality of the Transactions that is not otherwise covered by Section 5.06 (including any such Proceeding based on allegations that such party’s entry into this Agreement or the terms and conditions of this Agreement or any related transaction constituted a breach of the fiduciary duties of any member of such party’s board of directors or a committee thereof, any member of any such body, or any officer of such party any of its Subsidiaries) or seeks damages or an injunction in connection therewith (“Transaction Litigation”), such party shall promptly notify the other party of such Transaction Litigation and shall keep the other party reasonably informed with respect to the status thereof, except that in no event will the foregoing require a party to disclose documents or information that would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; provided, however, that such party shall inform the other party as to the general nature of what is being withheld and the Company and Parent shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments. The Company shall (a) give Parent a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation (at Parent’s cost) to the extent requested by Parent and (b) other than to the extent that such Transaction Litigation relates to a Company Acquisition Proposal, in respect of which the parties have adverse interests, (i) consider in good faith, acting reasonably, Parent’s advice with respect to such Transaction Litigation and (ii) not offer or agree to settle any Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Article VI

Conditions

Section 6.01 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligation of each party to this Agreement to effect the Mergers and otherwise cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction (or waiver by the party entitled to the benefit thereof) at or prior to the Closing and of the following conditions:

(a)           Registration Statement. The Registration Statement shall have been declared (or shall have become) effective by the SEC under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect, and no proceedings for that purpose shall have been initiated or threatened in writing by the SEC that have not been withdrawn.

(b)           Stockholder Approvals. Each of the Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(c)           Governmental Consents. (i) The waiting periods (including all extensions thereof) applicable to the consummation of the Transactions under the HSR Act (including any timing agreements, understandings, or commitments entered into with a Governmental Entity to extend any waiting period or not close the Transactions) shall have expired or been terminated and (ii) all other Consents required under any Antitrust Law or Investment Screening Law of any jurisdiction listed on Section 6.01(c) of the Company Disclosure Letter shall have been obtained and shall remain in full force and effect.

(d)           No Legal Restraints. No Governmental Entity of a competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Transactions, and no litigation seeking such an Order under any Antitrust Law or Investment Screening Law shall be pending; provided that any such Law or Order with respect to any Antitrust Law or Investment Screening Law of any jurisdiction other than those listed on Section 6.01(c) of the Company Disclosure Letter or any U.S. Antitrust Law shall be disregarded for purposes of this Section 6.01(d).

(e)           Stock Exchange Listing. The shares of Parent Class A Common Stock to be issued in the First Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

Section 6.02 Conditions to Obligations of Parent and Merger Subs to Effect the Mergers. The obligations of Parent, Merger Sub 1 and Merger Sub 2 to effect the Mergers or otherwise cause the transactions contemplated hereby to be consummated shall be subject to the satisfaction (or waiver by Parent) at or prior to the Closing of the following conditions:

(a)           Covenants and Agreements. Subject to Section 5.16(m), the Company shall have performed or complied in all material respects with its obligations, covenants and agreements required to be performed or complied with under this Agreement at or prior to the Closing.

(b)           Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.02(a), the first sentence of Section 3.02(b), the fourth sentence of Section 3.02(b) (Capital Structure) (in the case of the fourth sentence, only as it relates to the Company) and Section 3.02(d) shall be true and correct, subject only to de minimis inaccuracies, as of the date of this Agreement and as of the Closing as though made on and as of such date (except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date), (ii) the representations and warranties of the Company set forth in the first sentence of Section 3.06 (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of Closing as though made on and as of such date, (iii) the representations and warranties of the Company set forth in the first sentence of Section 3.01(a) (Organization, Good Standing and Qualification), Section 3.03 (Corporate Authority and Approval; Financial Advisor Opinions), Section 3.12 (Takeover Statutes) and Section 3.18 (Brokers and Finders) shall be true and correct in all material respects (without regard to any materiality qualifiers specified therein), as of the date of this Agreement and as of the Closing as though made on and as of such date (except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date); and (iv) the other representations and warranties of the Company set forth in Article III shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of such date (except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date); provided that, notwithstanding anything herein to the contrary, the condition set forth in this Section 6.02(b)(iv) shall be deemed to have been satisfied even if any representations and warranties of the Company are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct (read for purposes of this Section 6.02(b)(iv) without any materiality, Company Material Adverse Effect or similar qualification), individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(c)           No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect.

(d)           Officer Certificate. Parent shall have received a certificate duly and validly executed and signed on behalf of the Company by its chief executive officer and chief financial officer certifying that the conditions in Section 6.02(a), Section 6.02(b) and Section 6.02(c) have been satisfied.

Section 6.03 Conditions to Obligations of the Company to Effect the Mergers. The obligations of the Company to effect the Mergers and to cause the consummation of the other transactions contemplated hereby shall be subject to the satisfaction (or waiver by the Company) at or prior to the Closing of the following conditions:

(a)           Covenants and Agreements. Each of Parent, Merger Sub 1 and Merger Sub 2 shall have performed or complied in all material respects with its obligations, covenants and agreements required to be performed or complied with under this Agreement at or prior to the Closing.

(b)           Representations and Warranties. (i) The representations and warranties of Parent and the Merger Subs set forth in the first three sentences of Section 4.02(a) (Capital Structure) shall be true and correct, subject only to de minimis inaccuracies, as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date), (ii) the representations and warranties of Parent and the Merger Subs set forth in the first sentence of Section 4.06 (Absence of Certain Changes) shall be true and correct in all respects as of the Closing Date as though made on and as of such date, (iii) the representations and warranties of Parent and the Merger Subs set forth in Section 4.01 (Organization, Good Standing and Qualification) and Section 4.03 (Corporate Authority and Approval) shall be true and correct in all material respects (without regard to any materiality qualifiers specified therein), as of the Closing Date as though made on and as of such date (except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date); and (iv) the other representations and warranties of Parent and the Merger Subs set forth in Article IV shall be true and correct as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date); provided that, notwithstanding anything herein to the contrary, the condition set forth in this Section 6.03(b)(iv) shall be deemed to have been satisfied even if any representations and warranties of Parent and the Merger Subs are not so true and correct unless the failure of such representations and warranties of Parent and the Merger Subs to be so true and correct (read for purposes of this Section 6.03(b)(iv) without any materiality, Parent Material Adverse Effect or similar qualification), individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(c)           No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing any Parent Material Adverse Effect.

(d)           Officer Certificate. The Company shall have received a certificate duly and validly executed and signed on behalf of Parent, Merger Sub 1 and Merger Sub 2 by their respective executive officers certifying that the conditions in Section 6.03(a), Section 6.03(b) and Section 6.03(c) have been satisfied.

Section 6.04 Frustration of Closing Conditions. None of the parties hereto may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was proximately caused by the failure of such party to perform any of its covenants, obligations or agreements under this Agreement.

Article VII

Termination

Section 7.01 Termination by Mutual Consent. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, whether before or after either the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, by mutual written consent of the Company and Parent.

Section 7.02 Termination by Either Parent or the Company. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, by either Parent or the Company, if:

(a)           the Mergers shall not have been consummated by 11:59 p.m. (New York City time) on June 14, 2027, or such other date agreed to in writing by Parent and the Company (the “Initial Termination Date”, and as it may be extended as otherwise set forth in this Section 7.02(a) or in Section 8.13(b), or by mutual agreement of the Company and Parent, the “Termination Date”), whether such date is before or after either the Company Stockholder Approval or the Parent Stockholder Approval has been obtained; provided that if on such date, any of the conditions set forth in Section 6.01(c) or Section 6.01(d) (as it relates to the HSR Act or any other Antitrust Law or Investment Screening Law) has not been satisfied or waived and all of the other conditions set forth in Article VI have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, provided that such conditions were then capable of being satisfied if the Closing had taken place), then the Initial Termination Date shall be automatically extended, without any further action on the part of any party hereto, to 11:59 p.m. (New York City time) on December 14, 2027 (the “First Extended Termination Date”); provided, further, that if on the First Extended Termination Date, (A) any of the conditions set forth in Section 6.01(c) or Section 6.01(d) (as it relates to the HSR Act or any other Antitrust Law or Investment Screening Law) has not been satisfied or waived and all of the other conditions set forth in Article VI have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, provided that such conditions were then capable of being satisfied if the Closing had taken place), and (B) any litigation seeking an Order under any such Antitrust Law or Investment Screening Law to restrain, enjoin or otherwise prohibit consummation of the Transactions is pending and a conclusion with respect to such litigation at its then-current level of proceedings would reasonably be expected to be obtained by the Second Extended Termination Date, then the First Extended Termination Date shall be automatically extended, without any further action on the part of any party hereto, to 11:59 p.m. (New York City time) on March 14, 2028 (the “Second Extended Termination Date”) provided, further, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.02(a) if the failure of the Mergers to occur prior to the Termination Date was primarily caused by a failure on the part of such party to perform any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time in material breach of such party’s obligations hereunder (it being understood Parent and the Merger Subs shall be deemed a single party for purposes of this proviso);

(b)           the Company Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Company Stockholder Meeting (or any valid adjournment or postponement thereof);

(c)           the Parent Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Parent Stockholder Meeting (or any valid adjournment or postponement thereof); or

(d)           any Law or Order enacted, issued, promulgated, enforced or entered by a Governmental Entity of a competent jurisdiction permanently restraining, enjoining or otherwise prohibiting consummation of the Mergers or any of the Transactions contemplated hereby shall have become final and non-appealable, whether before or after either the Company Stockholder Approval or the Parent Stockholder Approval has been obtained; provided that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.02(d) if such enactment, issuance, promulgation, enforcement or entry of such Law or Order was primarily caused by a failure on the part of such party to perform any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time in material breach of such party’s obligations hereunder (it being understood Parent and the Merger Subs shall be deemed a single party for purposes of this proviso); provided, further, that any such Law or Order with respect to any Antitrust Law or Investment Screening Law of any jurisdiction other than any U.S. Antitrust Law or those listed on Section 6.01(c) of the Company Disclosure Letter shall be disregarded for purposes of this Section 7.02(d).

Section 7.03 Termination by the Company. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time by the Company if:

(a)           the Board of Directors of Parent shall have made a Parent Change in Recommendation; provided, however, that the Company will not have the right to terminate this Agreement pursuant to this Section 7.03(a) if the Parent Stockholder Approval has been obtained;

(b)           there has been a breach of any representation, warranty, covenant or agreement made by Parent or the Merger Subs in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Sections 6.03(a) or 6.03(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured following written notice to Parent from the Company of such breach or failure by the earlier of (x) the thirtieth (30th) day following such written notice and (y) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.03(b) if the Company is then in breach of any of its representations, warranties, covenants or agreements under this Agreement in a manner such that any of the conditions set forth in Sections 6.02(a) or 6.02(b) would not be satisfied (unless such breach is capable of being cured within thirty (30) days or by the Termination Date, if earlier); or

(c)           at any time prior to the Company Stockholder Approval being obtained, (i) if the Board of Directors of the Company authorizes the Company, to the extent permitted by and subject to complying with the terms of Section 5.02, to enter into an Alternative Company Acquisition Agreement with respect to a Company Superior Proposal that did not result from a breach of Section 5.02 or other material breach of this Agreement, (ii) concurrently with, and as a condition to, the termination of this Agreement, the Company, subject to complying with the terms of Section 5.02, enters into an Alternative Company Acquisition Agreement providing for such Company Superior Proposal and (iii) prior to or concurrently with, and as a condition to, such termination, the Company pays to Parent in immediately available funds any fees required to be paid pursuant to Section 7.05(b).

Section 7.04 Termination by Parent. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time by Parent if:

(a)           the Board of Directors of the Company shall have made a Company Change in Recommendation; provided, however, that Parent will not have the right to terminate this Agreement pursuant to this Section 7.04(a) if the Company Stockholder Approval has been obtained; or

(b)           there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Sections 6.02(a) or 6.02(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured following notice to the Company from Parent of such breach or failure by the earlier of (x) the thirtieth (30th) day following such notice and (y) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.04(b) if Parent is then in breach of any of its representations, warranties, covenants or agreements under this Agreement in a manner such that any of the conditions set forth in Section 6.03(a) or 6.03(b) would not be satisfied (unless such breach is capable of being cured within thirty (30) days).

(c)           at any time prior to the Parent Stockholder Approval being obtained, (i) if the Board of Directors of Parent authorizes Parent, to the extent permitted by and subject to complying with the terms of Section 5.03, to enter into an Alternative Parent Acquisition Agreement with respect to a Parent Superior Proposal that did not result from a breach of Section 5.03 or other material breach of this Agreement, (ii) concurrently with, and as a condition to, the termination of this Agreement, Parent, subject to complying with the terms of Section 5.03, enters into an Alternative Parent Acquisition Agreement providing for such Parent Superior Proposal and (iii) prior to or concurrently with, and as a condition to, such termination, Parent pays to the Company in immediately available funds any fees required to be paid pursuant to Section 7.05(c).

Section 7.05 Effect of Termination and Abandonment.

(a)           In the event this Agreement is terminated pursuant to this Article VII, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and, except as set forth in this Section 7.05 and as set forth in Section 8.01 and Section 5.16(i), shall become void and of no effect with no liability on the part of any party hereto (or of any of its respective Representatives); provided that no such termination shall relieve (i) the Company from any obligation to pay, if applicable, the Company Termination Fee pursuant to Section 7.05(b) or (ii) Parent from any obligation to pay, if applicable, the Parent Termination Fee or the Parent Regulatory Termination Fee pursuant to Section 7.05(c) or (d); provided, further, that notwithstanding such termination, the termination of this Agreement shall not relieve any party of, and such party shall be fully liable for, any and all damages (including Derivative Damages), costs, expenses, liabilities or losses of any kind, in each case, incurred or suffered by the other party (collectively, “Damages”) as a result of any fraud or Intentional Breach prior to such termination.

(b)           If this Agreement is terminated (x) by Parent pursuant to Section 7.04(a) (Company Change in Recommendation), (y) by the Company or Parent pursuant to Section 7.02(b) (Company Stockholder Vote) at a time when Parent had the right to terminate pursuant to Section 7.04(a) (Company Change in Recommendation) or (z) by the Company pursuant to Section 7.03(c) (Termination for Superior Company Proposal), then the Company shall, within two (2) business days after such termination in the case of clause (x) or in the case of clause (y) with respect to a termination by Parent, or concurrently with such termination in the case of clause (z) or in the case of clause (y) with respect to a termination by the Company, pay Parent a fee equal to $866,084,000 (the “Company Termination Fee”). In addition, if (i) this Agreement is terminated (A) by Parent or the Company pursuant to Section 7.02(a) (Termination Date) or 7.02(b) (Company Stockholder Approval) or (B) by Parent pursuant to Section 7.04(b) (Company Breach), (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of this Agreement, a bona fide Company Acquisition Proposal shall have been publicly made to the Company or any of its Subsidiaries or shall have been made directly to the Company’s stockholders generally or any Person shall have publicly announced an intention (whether or not conditional) to make a bona fide Company Acquisition Proposal or, in the case of termination by Parent pursuant to Section 7.04(b) (Company Breach), a Company Acquisition Proposal shall have been made publicly or privately to the Board of Directors of the Company, and in any such event, such Company Acquisition Proposal has not been withdrawn (in the case of any public Company Acquisition Proposal or intention to make a Company Acquisition Proposal, publicly) at least five Business Days prior to the Company Stockholder Meeting, termination or breach, as applicable, and (iii) within twelve (12) months after the date of a termination in either of the cases referred to in clauses (i)(A) and (i)(B) of this sentence of Section 7.05(b), the Company consummates a Company Acquisition Proposal or enters into an agreement contemplating a Company Acquisition Proposal, then the Company shall pay the Company Termination Fee concurrently with the earlier of such entry or consummation; provided that solely for purposes of the second sentence of this Section 7.05(b), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 5.02(d), except that the references to “20% or more” shall be deemed to be references to “more than 50%”. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c)           If this Agreement is terminated (x) by the Company pursuant to Section 7.03(a) (Parent Change in Recommendation), (y) by Parent or the Company pursuant to Section 7.02(c) (Parent Stockholder Vote) at a time when the Company had the right to terminate pursuant to Section 7.03(a) (Parent Change in Recommendation) or (z) by Parent pursuant to Section 7.04(c) (Termination for Superior Parent Proposal), then Parent shall, within two (2) business days after such termination in the case of clause (x) or in the case of clause (y) with respect to a termination by the Company, or concurrently with such termination in the case of clause (z) or clause (y) with respect to a termination by Parent, pay the Company a fee equal to $866,084,000 (the “Parent Termination Fee”). In addition, if (i) this Agreement is terminated (A) by the Company or Parent pursuant to Section 7.02(a) (Termination Date) or Section 7.02(c) (Parent Stockholder Approval) or (B) by the Company pursuant to Section 7.03(b) (Parent Breach), (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of this Agreement, a bona fide Parent Acquisition Proposal shall have been publicly made to Parent or any of its Subsidiaries or shall have been made directly to Parent’s stockholders generally or any Person shall have publicly announced an intention (whether or not conditional) to make a bona fide Parent Acquisition Proposal or, in the case of termination by the Company pursuant to Section 7.03(b) (Parent Breach), a Parent Acquisition Proposal shall have been made publicly or privately to the Board of Directors of Parent, and in any such event, such Parent Acquisition Proposal has not been withdrawn (in the case of any public Parent Acquisition Proposal or intention to make a Parent Acquisition Proposal, publicly) at least five Business Days prior to the Parent Stockholder Meeting, termination or breach, as applicable, and (iii) within twelve (12) months after the date of a termination in either of the cases referred to in clauses (i)(A) and (i)(B) of this sentence of Section 7.05(c), Parent consummates a Parent Acquisition Proposal or enters into an agreement contemplating a Parent Acquisition Proposal, then Parent shall pay the Parent Termination Fee concurrently with the earlier of such entry or consummation; provided that solely for purposes of the second sentence of this Section 7.05(c), the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in Section 5.03(d), except that the references to “20% or more” shall be deemed to be references to “more than 50%”.

(d)           If this Agreement is terminated by the Company or Parent (i) pursuant to Section 7.02(d) (Law; Final and Non-Appealable Order) as the result of any Antitrust Law or Investment Screening Law or an Order imposed by a Governmental Entity with jurisdiction over enforcement of any Antitrust Law or Investment Screening Law with respect to an Antitrust Law or Investment Screening Law set forth therein or (ii) pursuant to Section 7.02(a) (Termination Date) and, at the time of such termination, one or more of the conditions set forth in Section 6.01(c) (Governmental Consents) or Section 6.01(d) (No Legal Restraints) (as the result of any Antitrust Law or Investment Screening Law or an Order imposed by a Governmental Entity with respect to an Antitrust Law or Investment Screening Law set forth therein) and, in the case of each of (i) or (ii), at the time of such termination (A) all of the other conditions set forth in Section 6.01 and Section 6.02 have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, provided that such conditions were then capable of being satisfied if the Closing had taken place) and (B) the Company is not in breach in any material respect of its obligations under this Agreement in any manner that shall have been the principal cause of the Order referred to in clause (i) or the failure of the conditions referred to in clause (ii) above, as applicable, then Parent shall, within two (2) business days after such termination, pay the Company a fee equal to $1,237,262,000 (the “Parent Regulatory Termination Fee”). In no event shall Parent be required to pay (I) the Parent Termination Fee on more than one occasion or (II) both the Parent Termination Fee and the Parent Regulatory Termination Fee.

(e)           If this Agreement is terminated by Parent or the Company pursuant to Section 7.02(c) (Parent Stockholder Vote), then Parent shall pay to the Company an amount in cash equal to 100% of the aggregate amount of the reasonable and documented, out-of-pocket third-party fees and expenses actually incurred by the Company and its Subsidiaries in connection with the Transactions, provided that in no event shall such reimbursement exceed an aggregate amount equal to $70,000,000.

(f)            Each party acknowledges that the agreements contained in this Section 7.05 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no party would have entered into this Agreement; accordingly, if the Company fails to pay promptly the Company Termination Fee, if any, or if Parent fails to pay promptly the Parent Termination Fee or the Parent Regulatory Termination Fee, if any (any such amount, a “Payment”), and, in order to obtain such Payment, the party entitled to receive such Payment (the “Recipient”) commences a suit which results in a judgment against the party obligated to make such Payment (the “Payor”) for the applicable Payment, or any portion thereof, the Payor shall pay to the Recipient its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the Payment at the prime rate as published in The Wall Street Journal (or, if not reported therein, as reported in another authoritative source reasonably selected by the Company) in effect on the date such Payment was required to be paid from such date through the date of full payment thereof.

(g)           Sole and Exclusive Monetary Remedy.

(i)            Notwithstanding anything to the contrary in this Agreement, but subject to Section 8.14, Parent’s right to receive payment from the Company of the Company Termination Fee pursuant to Section 7.05(b), under circumstances in which such fee is payable in accordance with this Agreement, shall constitute the sole and exclusive monetary remedy of Parent and the Merger Subs against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Affiliates or assignees (collectively, the “Company Related Parties”) for all Damages suffered as a result of a breach or failure to perform hereunder (whether at law, in equity, in contract, in tort or otherwise), and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (whether at law, in equity, in contract, in tort or otherwise) other than as contemplated by Section 5.07, 5.11 or 5.16, except that, to the extent any termination of this Agreement resulted from, directly or indirectly, fraud or an Intentional Breach of this Agreement by the Company or such fraud or Intentional Breach by the Company shall cause the Closing not to occur as provided under Section 7.05(a), Parent shall be entitled to the payment of the Company Termination Fee (to the extent owed pursuant to Section 7.05(b)) and to any Damages, to the extent proven, resulting from or arising out of such fraud or Intentional Breach (as reduced by any Company Termination Fee previously paid by the Company).

(ii)           Notwithstanding anything to the contrary in this Agreement, but subject to Section 8.14, the Company’s right to receive payment from Parent of the Parent Termination Fee or Parent Regulatory Termination Fee pursuant to Section 7.05(c) or (d), under circumstances in which such fee is payable in accordance with this Agreement, shall constitute the sole and exclusive monetary remedy of the Company and its stockholders against Parent and its Subsidiaries (including the Merger Subs) and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Affiliates or assignees (collectively, the “Parent Related Parties”) for all Damages suffered as a result of a breach or failure to perform hereunder (whether at law, in equity, in contract, in tort or otherwise), and upon payment of such amount, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (whether at law, in equity, in contract, in tort or otherwise) other than as contemplated by Section 5.07, 5.11 or 5.16, except that to the extent any termination of this Agreement resulted from, directly or indirectly, fraud or an Intentional Breach of this Agreement by Parent, Merger Sub 1 or Merger Sub 2 or such fraud or Intentional Breach by Parent, Merger Sub 1 or Merger Sub 2 shall cause the Closing not to occur as provided under Section 7.05(a), the Company shall be entitled to the payment of the Parent Termination Fee or Parent Regulatory Termination Fee (to the extent owed pursuant to Section 7.05(c) or (d)) and to any Damages, to the extent proven, resulting from or arising out of such fraud or Intentional Breach (as reduced by any Parent Termination Fee or Parent Regulatory Termination Fee paid by Parent).

Article VIII

Miscellaneous and General

Section 8.01 Survival. This Article VIII and the agreements of Parent and the Merger Subs contained in Article II and Section 5.12 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Mergers. This Article VIII (other than Section 8.02 (Modification or Amendment), Section 8.03 (Waiver) and Section 8.13 (Assignment)) and the agreements of the Company, Parent and the Merger Subs contained in Section 5.06(b) (Access, Consultation), Section 5.11 (Expenses), Section 5.16(h) (Company Financing Indemnification), Section 5.16(n) (Parent Financing Indemnification), Section 7.05 (Effect of Termination and Abandonment), and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the consummation of the Mergers or the termination of this Agreement. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 8.02 Modification or Amendment. Subject to the provisions of applicable Law (including Section 251(d) of the DGCL), at any time prior to the Effective Time, this Agreement (including any Schedule hereto) may only be amended, modified or supplemented in a writing signed on behalf of each of Parent and the Company. Notwithstanding anything to the contrary contained herein, this sentence of this Section 8.02, Section 8.05(c), Section 8.08 and Section 8.14 and the definitions of “Committed Financing Sources” and “Committed Financing Source Related Party”, in each case, solely to the extent that it relates to the Committed Financing Source Related Parties (and any provision in this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of this sentence of this Section 8.02, Section 8.05(c), Section 8.08 or Section 8.14 or the definitions of “Committed Financing Sources” or “Committed Financing Source Related Party” (in each case, solely to the extent that it relates to the Committed Financing Source Related Parties)) may not be modified, waived or terminated in a manner that is adverse to a Committed Financing Source Related Party without the prior written consent of such adversely affected Committed Financing Source Related Party.

Section 8.03 Waiver.

(a)           Any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.

(b)           No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law. Any waiver pursuant to this Section 8.03 shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of another term or condition of this Agreement.

Section 8.04 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

Section 8.05 Governing Law and Venue; Waiver of Jury Trial.

(a)           THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. Except as contemplated in Section 8.05(c), in any action or proceeding between the parties arising out of or relating to this Agreement or any of the Transactions, each of the parties hereby (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware; (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it will not bring any such action in any court other than the Court of Chancery for the State of Delaware in and for New Castle County, Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof. Service of process, summons, notice or document to any party’s address and in the manner set forth in Section 8.06 shall be effective service of process for any such action.

(b)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.05.

(c)           Each of the parties hereto (i) agrees that (x) it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or any description, whether in law or in equity, whether in contract or tort or otherwise, against the Committed Financing Source Related Parties in any way relating to this Agreement or any of the Transactions, including but not limited to any dispute arising out of or relating in any way to the Financing, in any forum other than a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or federal court, (y) all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Committed Financing Source Related Parties in any way relating to this Agreement or any of the Transactions, including but not limited to any claim or cause of action arising out of or relating in any way to the Committed Financing, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York and (z) the provisions of Section 8.05(b) relating to the waiver of jury trial shall apply to any such Proceedings, (ii) submits for itself and its property with respect to any such action, cause of action, claim, cross-claim or third party claim described in clause (i)(x) to the exclusive jurisdiction of any court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or federal court, (iii) hereby irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action cause of action, claim, cross-claim or third party claim described in clause (i)(x) in any such court and (iv) agrees that a final judgment in any such action, cause of action, claim, cross claim or third-party claim described in clause (i)(x) shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

Section 8.06 Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) on the date sent by e-mail of a PDF document if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient, (b) when delivered, if delivered personally to the intended recipient, and (c) one business day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

(a)           if to Parent or Merger Sub:

Fox Corporation
1211 Avenue of the Americas
New York, NY 10036
Attention: Adam G. Ciongoli, Chief Legal and Policy Officer
Email: [***]

with copies to (which shall not constitute notice):

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Michael J. Aiello; Michelle A. Sargent
Email: michael.aiello@weil.com; michelle.sargent@weil.com

(b)           if to the Company:

Roku, Inc.
1173 Coleman Avenue
San Jose, California 95110
Attention: Chris Handman; Senior Vice President and General Counsel
Email: [***]

with copies to (which shall not constitute notice):

Goodwin Procter LLP
620 Eighth Avenue
New York, NY 10018
Attention: Joshua M. Zachariah; Craig M. Schmitz; James Ding
Email: jzachariah@goodwinlaw.com; cschmitz@goodwinlaw.com; jding@goodwinlaw.com or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 8.07 Entire Agreement. This Agreement, including the Schedules, Annexes and Exhibits attached hereto (including the Company Disclosure Letter and the Parent Disclosure Letter), and the Confidentiality Agreement, contain all of the terms, conditions and representations and warranties agreed upon or made by the parties relating to the subject matter of this Agreement and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties or their representatives, oral or written, respecting such subject matter.

Section 8.08 No Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, other than (a) as provided in Section 5.12 (Indemnification; Directors’ and Officers’ Insurance) (which shall be enforceable by the Indemnified Parties), (b) from and after the Effective Time, the right of the Company’s stockholders to receive the Merger Consideration after the Effective Time in accordance with this Agreement and applicable Law, (c) from and after the Effective Time, the right of the holders of awards under the Company Stock Plans to receive such consideration as provided for in Section 2.08 after the Effective Time, (d) the right of the Company, on behalf of the holders of the Shares to pursue damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include, in the case of liabilities or damages payable by Parent, Merger Sub 1 or Merger Sub 2, the benefit of the bargain lost by the Company and holders of Shares, taking into consideration relevant matters, including the aggregate amount of the Merger Consideration, other combination opportunities, the time value of money, and the loss of market value or decline in stock price of the Company (collectively, “Derivative Damages”)) in the event of Parent’s, Merger Sub 1’s or Merger Sub 2’s breach of this Agreement, which right is hereby acknowledged and agreed by Parent and each Merger Sub (provided that this clause is not intended, and under no circumstances shall be deemed, to create any right of the holders of the Shares or the holders of awards under the Company Stock Plans to bring an action against Parent, Merger Sub 1 or Merger Sub 2 pursuant to this Agreement or otherwise), (e) as provided in Section 5.16 (Financing) (which shall be enforceable by the Section 5.16 Indemnitees), (f) the Committed Financing Source Related Parties who shall be express third party beneficiaries of, and shall be entitled to rely on the last sentence of Section 8.02, Section 8.05(c), this Section 8.08 and Section 8.14 (in each case, solely to the extent that it relates to the Committed Financing Source Related Parties) and (g) the rights of the Non-Recourse Parties set forth in Section 8.14.

Section 8.09 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision negotiated in good faith by the parties hereto shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 8.10 Certain Definitions. For purposes of this Agreement:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. As used in this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees and other Laws and Orders that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade or lessening of competition.

“business day” means any day of the year other than (a) a Saturday or a Sunday or (b) a day on which banks are required or authorized by Law to be closed in New York City.

“Committed Financing Sources” means the Persons that have committed to provide or arrange any Committed Financing (including any replacement financing entered into by Parent in accordance with Section 5.16(f) and any Alternative Financing entered into by Parent in accordance with Section 5.16(d)).

“Committed Financing Source Related Parties” means the Committed Financing Sources and their respective Affiliates and Representatives.

“Company ESPP” means the Roku, Inc. 2017 Employee Stock Purchase Plan, as amended from time to time.

“Company Equity Award” means each Company RSU and Company Option.

“Company Material Adverse Effect” means an effect that individually or in the aggregate (A) would reasonably be expected to prevent, materially delay or materially impair the ability of the Company and its Subsidiaries to consummate the Transactions, or (B) has had, or would reasonably be expected to have a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole, excluding, in the case of this clause (B), any such effect resulting from or arising in connection with:

1)	changes in, or events generally affecting, the financial, securities or capital markets;

2)	changes in, or events generally affecting, economic or political conditions in the United States or any foreign jurisdiction in which the Company of any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, monetary policy, tariffs, a government shutdown or executive orders by the President of the United States or similar actions by the leader of the applicable country or region, or the occurrence, continuation or worsening of any trade war;

3)	changes in, or events generally affecting, the industries in which the Company or any of its Subsidiaries, operate;

4)	any occurrence, continuation or worsening of (i) acts of war, sabotage, widespread cyber-attack, terrorism or civil disobedience (including the current conflicts between (x) the Russian Federation and Ukraine, (y) Israel and Palestine, or (z) the United States and Israel and Iran) or (ii) plagues, pandemics or natural disasters (including hurricanes, tornadoes, floods or earthquakes);

5)	any failure by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions in respect of financial or other performance measures for any period, or any change in the credit ratings of the Company or any of its Subsidiaries;

6)	a decline in the price of the Shares, or a change in the trading volume of the Shares, on Nasdaq, provided that the exceptions in clauses (5) and (6) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Company Material Adverse Effect;

7)	changes in Law (or authoritative interpretation thereof);

8)	changes in GAAP (or authoritative interpretation thereof);

9)	the taking of any specific action expressly required by, or the failure to take any specific action expressly prohibited by, the Transaction Documents, or the taking of any action by Parent, Merger Sub or any of their respective Affiliates;

10)	the announcement or pendency of the Transactions, or the identity of Parent or any of its Affiliates as the acquiror of the Company (or any facts and circumstances concerning Parent or any of its Affiliates), including the impact of any of the foregoing on the relationships of the Company or any of its Subsidiaries with customers, suppliers, distributors, partners, employees, investors, Governmental Entities or other third parties (provided that the exception in this clause (10) shall not apply to references to “Company Material Adverse Effect” in Section 3.04);

11)	the availability or cost of equity, debt or other financing to Parent, Merger Sub or the Surviving Company; or

12)	any Transaction Litigation or any demand or Proceeding for appraisal or the fair value of any Shares pursuant to the DGCL in connection with the Transactions;

provided, however, that the changes, effects, circumstances or developments set forth in the foregoing clauses (1), (2), (3), (4), (7) and (8) may be taken into account in determining whether a “Company Material Adverse Effect” has occurred to the extent such changes, effects, circumstances or developments have disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries, taken as a whole, operates, but, in such event, only the incremental disproportionate impact of such changes, effects, circumstances or developments may be taken into account in determining whether a “Company Material Adverse Effect” has occurred.

“Company Option” means each option to purchase Company Common Stock outstanding under the Company Stock Plans.

“Company RSU” means each outstanding unsettled restricted stock unit of the Company that is subject to time-based vesting conditions issued pursuant to the Company Stock Plans.

“Company Stock Plans” means the Roku, Inc. Amended and Restated 2017 Equity Incentive Plan, and the Roku, Inc. 2008 Equity Incentive Plan, each, as amended from time to time. “Company Stock Plans” excludes, for the avoidance of doubt, the Company ESPP.

“Compliant” means, with respect to the Required Financial Information, (i) that such Required Financial Information, taken as a whole, does not contain any untrue statement of material fact or omit to state a material fact regarding the Company and its Subsidiaries necessary in order to make such Required Financial Information, in the light of the circumstances under which it was made, not misleading; provided that the availability of financial information of the Company or its Subsidiaries, including any “flash” numbers, prior to the time that the Required Financial Information would become not Compliant for periods subsequent to the latest quarterly or annual period for which financial information is included in the Required Financial Information, shall not, by virtue of such availability, render such previously delivered Required Financial Information not Compliant, (ii) that such Required Financial Information, as of such time of determination, is current under the rules and regulations of the SEC and includes all information necessary for the Company’s independent public accountants (and any other independent public accountants to the extent financial statements audited or reviewed by such accountant are or would be included in the offering document) to provide customary “comfort” (including “negative assurance” and change period comfort) with respect to such financial information and (iii) no audit opinion with respect to any financial statements contained in the Required Financial Information shall have been withdrawn, amended or qualified and the Company has not indicated (A) its intent to restate any historical financial statements of the Company or its Subsidiaries included in the Required Financial Information, or (B) that any such restatement is under consideration (it being understood that the Required Financial Information will be Compliant if such restatement is completed and the applicable Required Financial Information has been amended or the Company or any of its Subsidiaries has publicly announced that it has concluded that no restatement shall be required).

“Confidentiality Agreement” means the Confidentiality Agreement, dated March 13, 2026, between the Company and Parent, as amended, supplemented, restated or modified.

“Environmental Law” means any Law or Order relating to the protection of the environment or natural resources or, as it relates to any exposure to any hazardous or toxic substance in the environment, to the protection of human health and safety.

“Equity Award Consideration Amount” means an amount equal to the sum of (a) the Per Share Cash Amount plus (b) the product of (i) the Exchange Ratio, multiplied by (ii) the Parent Measurement Price.

“Executive Severance Plan” means the Roku, Inc. Amended and Restated Severance Benefit Plan.

“Existing Credit Agreement” means that certain Credit Agreement, dated as of September 16, 2024, by and among the Company, Citibank N.A., as administrative agent, and the lenders from time to time party thereto.

“Export and Sanctions Regulations” means the U.S. International Traffic in Arms Regulations, the U.S. Export Administration Regulations, U.S. and non-U.S. sanctions Laws and regulations administered by the Department of the Treasury’s Office of Foreign Assets Control, U.S. Department of State or United Nations Security Council and the anti-boycott regulations administered by the U.S. Department of Commerce and U.S. Department of the Treasury, each as applicable to the Company or its Subsidiaries.

“GAAP” means U.S. generally accepted accounting principles.

“Hazardous Substance” means any substance regulated under Environmental Law as being hazardous to human health or the environment including those listed, classified or regulated as “hazardous”, “toxic”, a “pollutant”, a “contaminant”, or words of similar meaning and regulatory effect pursuant to any Environmental Law and also including any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls or radioactive materials.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“In-the-Money Company Option” means Company Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time and has a per share exercise price for the Company Common Stock subject to such Company Option that is less than the Equity Award Consideration Amount.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including deposits or advances of any kind to such Person); (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) for capitalized leases (but without giving effect to the Financial Accounting Standards Board Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASC 842”) (and, for the avoidance of doubt, any operating leases required to be capitalized under ASC 842 shall not be included in Indebtedness)), (iv) to pay the deferred and unpaid purchase price of property, services or equipment (other than trade payables and other current liabilities incurred in the ordinary course of business); (v) pursuant to guarantees of any Indebtedness of any other Person referred to in the other clauses of this definition; (vi) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination), in each case, as if such arrangements were terminated on the Closing Date or (vii) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person to the extent they have been drawn upon; provided that “Indebtedness” shall not include (A) any fees, costs, expenses, indemnified amounts or other amounts incurred pursuant to Section 5.16 and (B) any indebtedness or other obligations incurred by or at the direction of Parent.

“Information Technology” means computers, software, databases, firmware, middleware, servers, workstations, networks, systems, routers, hubs, switches, data communications lines, and all other information technology equipment and associated documentation.

“Intentional Breach” means, with respect to any agreement or covenant of a party in this Agreement, an action or omission taken or omitted to be taken by such party in material breach of such agreement or covenant that the breaching party intentionally takes (or intentionally fails to take) with actual knowledge that such action or omission would, or would reasonably be expected to, result in a material breach of this Agreement.

“Intellectual Property” means, collectively, all U.S. and foreign intellectual property rights, including rights in (A) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, designs, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same (“Trademarks”); (B) inventions and discoveries and improvements thereto, whether patentable or not, and all patents, patent applications, and invention disclosures, including divisions, continuations, continuations-in-part, extensions, reissues, reexaminations, and any other governmental grant for the protection of inventions or industrial designs; (C) trade secrets and related confidential and proprietary know-how (including all confidential and proprietary ideas, concepts, research and development, plans, proposals and processes), schematics, business methods, formulae, technical data, specifications, operating and maintenance manuals, drawings, prototypes, models, designs, customer lists, supplier lists and all other confidential information and proprietary information (“Trade Secrets”); (D) published and unpublished copyrightable works of authorship in any media (including software, source code, object code, algorithms, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (“Copyrights”); and (E) all derivative, compilation and ancillary rights of every kind, related to Copyrights; and (F) moral rights, rights of publicity and rights of privacy.

“Investment Screening Laws” means any state, national or multi-jurisdictional Laws, that are designed to prohibit, restrict or regulate actions by foreigners to acquire interests in domestic equities, securities, entities, assets, land or interests.

“Knowledge of the Company” means the actual knowledge after reasonable inquiry of the individuals identified on Section 8.10 of the Company Disclosure Letter.

“Knowledge of Parent” means the actual knowledge after reasonably inquiry of the individuals identified on Section 8.10 of the Parent Disclosure Letter.

“Nasdaq” means The Nasdaq Global Select Market.

“Out-of-the-Money Option ” means a Company Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time and which has a per share exercise price for the Company Common Stock subject to such Company Option that is equal to or greater than the Equity Award Consideration Amount.

“Parent Material Adverse Effect” means an effect that, individually or in the aggregate, (A) would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions, or (B) has had, or would reasonably be expected to have a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of the Parent and its Subsidiaries (excluding, after the Effective Time, the Surviving Company), taken as a whole, excluding, in the case of this clause (B), any such effect resulting from or arising in connection with:

1)	changes in, or events generally affecting, the financial, securities or capital markets;

2)	changes in, or events generally affecting, economic or political conditions in the United States or any foreign jurisdiction in which Parent or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, monetary policy, tariffs, a government shutdown or executive orders by the President of the United States or similar actions by the leader of the applicable country or region, or the occurrence, continuation or worsening of any trade war;

3)	changes in, or events generally affecting, the industries in which Parent or any of its Subsidiaries operate;

4)	any occurrence, continuation or worsening of (i) acts of war, sabotage, widespread cyber-attack, terrorism or civil disobedience (including the current conflicts between (x) the Russian Federation and Ukraine, (y) Israel and Palestine, or (z) the United States and Israel and Iran) or (ii) plagues, pandemics or natural disasters (including hurricanes, tornadoes, floods or earthquakes);

5)	any failure by Parent or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions in respect of financial or other performance measures for any period, or any change in the credit ratings of Parent or any of its Subsidiaries;

6)	a decline in the price of shares of Parent Common Stock, or a change in the trading volume of such shares, on Nasdaq, provided that the exceptions in clauses (5) and (6) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Parent Material Adverse Effect;

7)	changes in Law (or authoritative interpretation thereof);

8)	changes in GAAP (or authoritative interpretation thereof);

9)	the taking of any specific action expressly required by, or the failure to take any specific action expressly prohibited by, the Transaction Documents, or the taking of any action by the Company or its Affiliates; or

10)	the announcement or pendency of the Transactions, including the impact of the foregoing on the relationships of Parent or any of its Subsidiaries with customers, suppliers, distributors, partners, employees, investors, Governmental Entities or other third parties (provided that the exception in this clause (10) shall not apply to references to “Parent Material Adverse Effect” in Section 4.04);

provided, however, that the changes, effects, circumstances or developments set forth in the foregoing clauses (1), (2), (3), (4), (7) and (8) may be taken into account in determining whether a “Parent Material Adverse Effect” has occurred to the extent such changes, effects, circumstances or developments have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and its Subsidiaries, taken as a whole, operates, but, in such event, only the incremental disproportionate impact of such changes, effects, circumstances or developments may be taken into account in determining whether a “Parent Material Adverse Effect” has occurred.

“Parent Measurement Price” means the closing trading price of Parent Class A Common Stock on Nasdaq on the final trading day immediately preceding the Closing Date, as calculated by Bloomberg Financial LP.

“Parent Option” means each option to purchase Parent Class A Common Stock outstanding under the Parent Stock Plan or otherwise.

“Parent PSU” means each outstanding unsettled restricted stock unit of Parent that is subject to performance-based vesting conditions issued pursuant to the Parent Stock Plan or otherwise.

“Parent RSU” means each outstanding unsettled restricted stock unit of Parent that is subject to time-based vesting conditions issued pursuant to the Parent Stock Plan or otherwise.

“Parent Stock Plan” means the Fox Corporation 2019 Shareholder Alignment Plan, as amended.

“parties” means, collectively and unless the context specifically contemplates otherwise, Parent, the Company, Merger Sub 1 and Merger Sub 2.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Data” means any data or information that can be used to identify, contact or locate an individual (including an individual’s combined first and last name, home address, telephone number, email address, Social Security number or other Governmental Entity-issued identifier, precise geolocation information of an individual or device, credit card or other financial information (including bank account information)), and that meets the definition for “personal data” or any similar term provided by applicable Law or by the Company or any of its Subsidiaries in any of their privacy policies, notices or contracts.

“Processing” means any operation or set of operations performed on any data, whether or not by automated means, including but not limited to receipt, collection, compilation, use, storage, combination, sharing, safeguarding, disposal, erasure, destruction, disclosure or transfer (including cross-border transfer).

“Required Financial Information” means (i) the audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and its Subsidiaries for the three most recently completed fiscal years ended at least 60 days before the Closing Date and (ii) the unaudited consolidated balance sheets and related statements of income and cash flows of the Company and its Subsidiaries for each subsequent fiscal quarter ended at least 40 days before the Closing Date (other than the fourth fiscal quarter) and the corresponding period of the prior fiscal year (which quarterly financial statements shall have been reviewed by the Company’s independent accountants as provided in AS 4105 (formerly SAS100)).

“Sanctioned Country” means any country or region or government thereof that is, or has been since April 24, 2019, the subject or target of a comprehensive embargo under Export and Sanctions Regulations (including Cuba, Iran, North Korea, Syria (prior to July 1, 2025), the Crimea region of Ukraine, the so-called “Donetsk People’s Republic,” and the so-called “Luhansk People’s Republic”).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Export and Sanctions Regulations including: (i) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, or any other OFAC, U.S. Department of Commerce Bureau of Industry and Security, or U.S. Department of State sanctions- or export-related restricted party list; (ii) any Person located, organized, or ordinarily resident in a Sanctioned Country; (iii) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled (where relevant under Export and Sanctions Regulations) by a Person or Persons described in clauses (i)-(ii); or (iv) any national of a Sanctioned Country with whom U.S. persons are prohibited from dealing.

“Significant Subsidiary” means any Subsidiary of a Person that constitutes a “significant subsidiary” of such person within the meaning of Rule 1-02 of Regulation S-X.

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which such Person (either directly or through or together with another Subsidiary of such Person) owns more than 50% of the voting securities or value of such corporation, partnership, limited liability company, joint venture or other legal entity.

“Tax” or “Taxes” means all U.S. federal, state, local, or non-U.S. taxes and similar assessments imposed by any Governmental Entity, including income, gross receipts, payroll, excess profits, employment, excise, severance, stamp, occupation, premium, windfall profits, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, a personal property (tangible and intangible), sales, use, transfer, registration, value added, alternative or add-on minimum, or other taxes, imposts, levies, withholdings or other like assessments or charges, in each case in the nature of a tax, imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, attachments, estimates and information returns) and amendments thereto with respect to Taxes required or permitted to be supplied to any Governmental Entity.

“Transaction Documents” means this Agreement, the Voting Agreements and all other agreements, instruments and documents to be executed by Parent, any Merger Sub and the Company in connection with the transactions contemplated by this Agreement.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents, including the Merger.

“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the Code.

“U.S. Antitrust Law” means the Sherman Act, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, or the HSR Act, and all other Laws of the United States or any state, city, municipality, territory or political subdivision thereof, including merger control Laws, in each case that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade or lessening of competition.

Section 8.11 Interpretation. The table of contents and the Article, Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein”, “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. With respect to the determination of any period of time, the word “from” means “from and including”. The terms “Dollars” and “$” mean United States Dollars. References to “written” or “in writing” include in electronic form. References herein to any Contract (including this Agreement) mean such Contract as amended, supplemented or modified from time to time in accordance with the terms thereof. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. References herein to any Law or statute shall be deemed also to refer to such Law or statute as amended and all rules and regulations promulgated thereunder. Any agreement or instrument defined or referred to herein includes all attachments thereto and instruments incorporated therein. The phrase “made available,” “provided” or “furnished” (other than to the SEC) and words of similar import shall mean such information or document having been posted in the respective party’s data room prior to 5:00 p.m. Eastern time on June 13, 2026, together with those Contracts posted subsequent to such time but specifically identified as having been “made available” on the Company Disclosure Letter.

(a)           The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 8.12 Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion. Any assignment in contravention of the preceding sentence shall be null and void.

Section 8.13 Specific Performance.

(a)           The parties hereto acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. The parties accordingly agree that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in accordance with Section 8.05 of this Agreement, without proof of actual damages (and each party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the Company or Parent otherwise have an adequate remedy at law. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(b)           To the extent any party hereto brings any Proceeding to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such party pursuant to the terms of this Agreement, the Termination Date shall automatically be extended by (i) the amount of time during which such Proceeding is pending, plus twenty (20) business days, or (ii) such other time period established by the court presiding over such Proceeding.

Section 8.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, each of Parent, Merger Subs and the Company acknowledges and agrees, on behalf of itself and the Parent Related Parties or the Company Related Parties, as applicable, that (1) no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had, and waives any rights or claims it may have, against any person not a party hereto or thereto, including any past, present or future director, officer, partner, agent or employee of any past, present or future member of Parent, Merger Subs, the Company or of any Affiliate or assignee thereof (each, a “Non-Recourse Party”), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any past, present or future director, officer, partner, agent or employee of Parent, Merger Subs, the Company or of any Affiliate or assignee thereof, as such, for any obligation under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation and (2) no Committed Financing Source Related Party will have any liabilities, and none of the Company or the Company Related Parties shall have any recourse, in each case, under this Agreement, the Committed Financing, the Commitment Letter or any definitive documentation or instruments relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, and the Company on behalf of itself and the Company Related Parties hereby waives any rights or claims it or they may have, against the Committed Financing Source Related Parties, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, or in contract or tort or otherwise, arising out of this Agreement, the Committed Financing, the Commitment Letter or any definitive documentation relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; provided, however, that, notwithstanding the foregoing, nothing in this Section 8.14 shall in any way limit or modify the rights and obligations of any Committed Financing Source Related Parties’ obligations to Parent under the Commitment Letter or any definitive documentation related to the Committed Financing pursuant to the terms thereof.

[signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

ROKU, INC.

by	/s/ Anthony Wood
Name: Anthony Wood
Title: President and Chief Executive Officer

FOX CORPORATION

by	/s/ John P. Nallen
Name: John P. Nallen
Title: President and Chief Executive Officer

FALCON MERGER SUB 1, INC.

by	/s/ Steven Tomsic
Name: Steven Tomsic
Title: President

FALCON MERGER SUB 2, LLC

by	/s/ Steven Tomsic
Name: Steven Tomsic
Title: President

ANNEX A

INDEX OF DEFINED TERMS

Term	Section

401(k) Plans	5.10(g)
Actions	3.08(g)
Adverse Effect on Financing	5.16(c)
Affiliate	8.10
Agreement	Preamble
AI Requirements	3.15(g)
AI Systems	3.15(g)
Alternate Financing	5.16(d)
Alternative Company Acquisition Agreement	5.02(e)
Alternative Parent Acquisition Agreement	5.02(e)
Antitrust Laws	8.10
Applicable Date	3.05
Bankruptcy and Equity Exception	3.03
Board Recommendations	Preamble
Book-Entry Share	2.01(iii)
business day	8.10
Buyside Voting Agreement	Preamble
Certificate	2.01(iii)
Class A Shares	3.02
Class B Shares	3.02
Closing	1.02
Closing Date	1.02
Code	Preamble
Commitment Letter	4.12(b)
Committed Financing	4.12(b)
Committed Financing Source Related Parties	8.10
Committed Financing Sources	8.10
Company	Preamble
Company Acquisition Proposal	5.02(d)
Company Board Recommendation	Preamble
Company Bylaws	3.04(b)
Company Change in Recommendation	5.02(f)
Company Charter	3.04(b)
Company Class A Common Stock	3.02
Company Class B Common Stock	3.02
Company Common Stock	3.02
Company Designee	2.06
Company Disclosure Letter	Article III
Company Equity Award	8.10
Company ERISA Affiliate	3.08(d)
Company ERISA Plan	3.08(c)
Company ESPP	8.10
Company Intervening Event	5.02(d)
Company IP	3.15(b)
Company Material Adverse Effect	8.10
Company Option	8.10
Company Pension Plan	3.08(c)
Company Plan	3.08(a)

Annex A-1

Company Preferred Stock	3.02
Company Related Parties	7.05(g)(i)
Company Reports	3.05
Company RSU	8.10
Company Service Providers	3.08(a)
Company Stock Plans	8.10
Company Stockholder Approval	3.03
Company Stockholder Meeting	Preamble
Company Stockholders Meeting	5.05(a)
Company Superior Proposal	5.02(d)
Company Superior Proposal Termination	5.02(f)
Company Termination Fee	7.05(b)
Compliant	8.10
Confidentiality Agreement	8.10
Continuation Period	5.10(a)
Continuing Employee	5.10(a)
Contracts	3.11(a)
Converted Option Cash Award	2.02(iv)(A)
Converted Option Equity Award	2.02(iv)(B)
Converted RSU Cash Award	2.02(ii)(A)
Converted RSU Equity Award	2.02(ii)(B)
Copyrights	8.10
D&O Insurance	5.12(b)
Damages	7.05(a)
Debt Payoff	5.16(a)
Derivative Damages	8.08
DGCL	Preamble
Dissenting Shares	2.01(iv)(A)
DLLCA	Preamble
Effective Time	1.03(a)
Employment Laws	3.09(b)
Environmental Law	8.10
Equity Actions	2.02(iv)
ERISA	3.08(a)
ESPP Termination	2.02(iii)
Excess Shares	2.03(v)(B)
Exchange Act	3.04(a)
Exchange Agent	2.03(i)
Exchange Fund	2.03(i)
Exchange Ratio	2.01(i)(C)
Existing Credit Agreement	8.10
Export and Sanctions Regulations	8.10
FCPA	3.10(b)
Fee Letter	4.12(b)
First Certificate of Merger	1.03(a)
First Extended Termination Date	7.02(a)
First Merger	Preamble
GAAP	8.10
Goodwin	5.19(c)
Governmental Entity	3.04(a)
Grossed-Up Merger Consideration	2.01(iv)(D)
Hazardous Substance	8.10
HSR Act	8.10
Indebtedness	8.10
Indemnified Parties	5.12(a)
Information Technology	8.10
Initial Termination Date	7.02(a)
Intellectual Property	8.10
Intentional Breach	8.10

Annex A-2

In-the-Money Company Option	8.10
Investment Screening Laws	8.10
Joint Proxy Statement	5.04(a)
Knowledge of Parent	8.10
Knowledge of the Company	8.10
Labor Agreement	3.11(a)(x)
Laws	3.10(a)
Licenses	3.10(a)
Lien	3.02(b)
Material Contract	3.11(a)
Measurement Date	3.02
Merger Consideration	2.01(i)(C)
Merger Sub 1	Preamble
Merger Sub 1 Common Stock	2.01(i)(D)
Merger Sub 2	Preamble
Merger Subs	Preamble
Mergers	Preamble
Most Recent Balance Sheet	3.07
Multiemployer Plan	3.08(a)
Nasdaq	8.10
Non-Recourse Party	8.14
OFAC	8.10
Offer Letter	3.08(a)
Option Payment Date	2.02(iv)(A)
Order	3.10(a)
Out-of-the-Money Option	8.10
Parent	Preamble
Parent 401(k) Plan	5.10(g)
Parent Acquisition Proposal	5.03(d)
Parent Board Recommendation	Preamble
Parent Change in Recommendation	5.03(f)
Parent Class A Common Stock	4.02(a)
Parent Class B Common Stock	4.02(a)
Parent Common Stock	4.02(a)
Parent Disclosure Letter	Article IV
Parent Intervening Event	5.03(d)
Parent Material Adverse Effect	8.10
Parent Measurement Date	4.02(a)
Parent Most Recent Balance Sheet	4.07
Parent Option	8.10
Parent Preferred Stock	4.02(a)
Parent PSU	8.10
Parent Regulatory Termination Fee	7.05(d)
Parent Related Parties	7.05(g)(ii)
Parent Reports	4.05(a)
Parent RSU	8.10
Parent Series Common Stock	4.02(a)
Parent Stock Plan	8.10
Parent Stockholder Approval	4.03
Parent Stockholder Meeting	Preamble
Parent Stockholders Meeting	5.05(c)
Parent Superior Proposal	5.03(d)
Parent Superior Proposal Termination	5.03(f)
Parent Termination Fee	7.05(c)
PATRIOT Act	5.16(g)(iv)
Payment	7.05(f)
Payor	7.05(f)

Annex A-3

Per Share Cash Amount	2.01(i)(C)
Person	8.10
Personal Data	8.10
Privacy Requirements	3.15(g)
Proceedings	3.07
Processing	8.10
Proxy Mailing Search	3.02(b)
Qatalyst Partners	3.03
Recipient	7.05(f)
Redaction Parameters	4.12(b)
Registered IP	3.15(a)
Registration Statement	5.04(a)
Regulation M-A Filing	5.04(c)
Representatives	5.02(a)
Required Amount	4.12(a)
Required Financial Information	8.10
Rev. Proc. 2018-12	5.19(f)
RSU Payment Date	2.02(ii)(A)
Sanctioned Country	8.10
Sanctioned Person	8.10
Sarbanes-Oxley Act	3.05
Second Certificate of Merger	1.03(b)
Second Effective Time	1.03(b)
Second Merger	Preamble
Section 5.16 Indemnitees	5.16(i)
Sellside Supporting Stockholders	Preamble
Sellside Voting Agreement	Preamble
Shares	3.02
Shelf Registration Statement	5.16(j)
Significant Subsidiary	8.10
Stock Issuance	4.03
Subsidiary	8.10
Surviving Company	Preamble
Surviving Corporation	Preamble
Surviving Corporation Common Stock	2.01(i)(A)
Takeover Statute	3.12
Tax or Taxes	8.10
Tax Return	8.10
Termination Date	7.02(a)
Trade Secrets	8.10
Trademarks	8.10
Transaction Documents	8.10
Transaction Litigation	5.20
Transactions	Preamble
Transfer Taxes	5.19(g)
Treasury Regulations	8.10
Unvested Company Option	2.02(iv)
Unvested Company RSU	2.02(ii)
U.S. Antitrust Law	8.10
U.S. Tax Treatment	5.19(a)
Union	3.09(a)
Vested Company Option Consideration	2.02(iii)(A)
Vested Company RSU	2.02(i)
Vested Company RSU Consideration	2.02(i)
Vested In-the-Money Company Option	2.02(iii)(A)
Converted RSU Cash Award	2.02(ii)(A)
Voting Agreements	Preamble
WARN

Annex A-4

Exhibit 10.1

Execution Version

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (hereinafter referred to as this “Agreement”), is made and entered into as of June 14, 2026, by and among Fox Corporation, a Delaware corporation (“Parent”), and the undersigned stockholders (each, together with the holders of shares of Company Class A Common Stock listed on Schedule 2 hereto at such time as they become a party to this Agreement, a “Covered Stockholder”, and collectively, the “Covered Stockholders”) of Roku, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Company, Parent, Falcon Merger Sub 1, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub 1”), and Falcon Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub 2”), have entered into an Agreement and Plan of Merger of even date herewith (as it may be amended from time to time, the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub 1 with and into the Company, with the Company continuing as the surviving corporation in the merger (the “Surviving Corporation”, and such merger, the “First Merger”) and, immediately following the First Merger, the merger of the Surviving Corporation with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub 2 continuing as the surviving company in the Second Merger (the “Surviving Company”);

WHEREAS, each Covered Stockholder holds and is entitled to vote (or direct the voting of) the number of shares of Company Class A Common Stock or Company Class B Common Stock set forth opposite such Covered Stockholder’s name on Schedule 1 or Schedule 2 attached hereto, as applicable; and

WHEREAS, as a condition and inducement to the willingness of Parent and the Merger Subs to enter into the Merger Agreement, each Covered Stockholder (in such Covered Stockholder’s capacity as a stockholder of the Company) has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

1. Certain Definitions. Capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a) “Expiration Date” means, with respect to any Covered Stockholder, the earliest to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VII thereof, (ii) such date and time as the Mergers shall have become effective in accordance with the terms and provisions of the Merger Agreement, (iii) such date and time as the Merger Agreement shall have been amended or supplemented, or any provision thereof waived, in a manner (A) that reduces the amount, or changes the form (other than an increase in the Per Share Cash Amount or the relative amount of the Merger Consideration represented by the Per Share Cash Amount), of the Merger Consideration payable to a Covered Stockholder (other than, for the avoidance of doubt, adjustments in accordance with the terms of the Merger Agreement) or (B) that is in any way material and adverse to a Covered Stockholder or Company stockholders generally, in each case without the prior written consent of such Covered Stockholder.

(b) “Covered Shares” means, with respect to any Covered Stockholder and except to the extent Transferred in accordance with Section 2, (i) all Shares set forth opposite such Covered Stockholder’s name on Schedule 1 or Schedule 2 attached hereto, as applicable, or that such Covered Stockholder otherwise is the beneficial owner of as of the date hereof, and (ii) all Shares that such Covered Stockholder comes to hold and to be entitled to vote (or direct the voting of) or otherwise acquires beneficial ownership of during the period from the date of this Agreement through the Expiration Date, together with any voting securities or instruments of the Company, or other equity interests exercisable for or convertible into Shares or other voting securities or instruments of the Company, that such Covered Stockholder comes to hold and be entitled to vote (or direct the voting of) or otherwise acquires beneficial ownership of during the period from the date of this Agreement through the Expiration Date (including by way of bonus issue, share dividend or distribution, subdivision, reclassification, recapitalization, consolidation, exchange, readjustment or other similar transaction or other change in the capital structure of the Company).

(c) “Transfer” means, with respect to any Covered Stockholder, that such Covered Stockholder directly or indirectly (i) sells, pledges, encumbers, exchanges, assigns, offers, grants an option with respect to, transfers, tenders or otherwise disposes of a Covered Share of such Covered Stockholder or any direct or indirect interest in any such Covered Share (including by gift, merger or operation of law), (ii) enters into an agreement, arrangement or commitment providing for the sale of, pledge of, encumbrance of, exchange of, assignment of, grant of an option with respect to, transfer, tender of or other disposition of a Covered Share or any direct or indirect interest in a Covered Share (including by gift, merger or operation of law) or (iii) enters into any Contract committing or agreeing, or otherwise commits or agrees, to take any of the foregoing actions.

(d) “beneficially own”, “beneficial ownership” and correlatives of the same shall have the meaning set forth under Rule 13d-3 of the Exchange Act.

2. Transfer of Shares.

(a) Transfer Restrictions. From the date hereof until the earlier of the Expiration Date and the receipt of the Company Stockholder Approval, and except pursuant to the terms of this Agreement, each Covered Stockholder hereby agrees not to Transfer (or cause or permit the Transfer of) any Covered Shares of such Covered Stockholder, or enter into any Contract (including any option, put, call or similar arrangement) relating thereto, except that any Covered Stockholder may Transfer any or all of such Covered Shares (1) to or with another Covered Stockholder, (2) with respect to any Company Class A Common Stock in any “net settlement” or other procedures to satisfy withholding obligations in connection with the vesting of Company RSUs, or (3) subject to Section 7(b) hereof, to or with a Permitted Transferee if, as a condition thereto, (x) such Permitted Transferee agrees in writing to be bound by the terms of this Agreement as if they were an original party hereto (in the form attached hereto as Exhibit A) and (y) prompt written notice of such Transfer to such Permitted Transferee is delivered to Parent together with an executed copy of such agreement no less than five (5) business days prior to the time of such Permitted Transfer, stating the name and address of the transferee and identifying the Covered Shares being transferred to the transferee. For the purposes of this Agreement, (A) a “Permitted Transferee” means, with respect to each Covered Stockholder, (i) any Person that would constitute a “Permitted Transferee” as defined in the Company Charter (it being understood and agreed that, for these purposes, the definition of “Permitted Transfer” under the Company Charter shall be deemed to additionally permit Transfers of shares of Company Class A Common Stock, on a mutatis mutandis basis), (ii) any Person by will or the laws of intestacy, (iii) any trust or other estate planning vehicle for the direct or indirect benefit of one or more Covered Stockholders or any Family Member of a Covered Stockholder, and (iv) if such Covered Stockholder is a trust, any beneficiary of such trust; and (B) a “Family Member” means, with respect to an individual, any spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild of the spouse of any child, adopted child, grandchild or adopted grandchild of such individual. For the avoidance of doubt, a Permitted Transferee may Transfer any and all Covered Shares that were Transferred to such Transferee to its own Permitted Transferees in accordance with the terms and subject to the conditions of this Section 2(a) and Section 7(b), as if such Permitted Transferee were a “Covered Stockholder”.

(b) Transfer of Voting Rights. From the date hereof until the earlier of the Expiration Date and the receipt of the Company Stockholder Approval, each Covered Stockholder hereby agrees not to deposit (or cause or permit the deposit of) any Covered Shares of such Covered Stockholder in a voting trust or grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement in contravention of or that is inconsistent with the obligations of such Covered Stockholder under this Agreement with respect to any Covered Shares of such Covered Stockholder.

(c) Consequences. Any Transfer (or purported Transfer), which, for the avoidance of doubt, includes any of the actions described in Section 2(b), in breach of this Agreement shall be null and void and of no force or effect.

(d) 10b5-1 Plan Termination.  As soon as reasonably practicable (and in any event within 24 hours) following the public announcement of the Merger Agreement, each Covered Stockholder with a Rule 10b5-1 written trading plan then in effect with respect to any of its Covered Shares shall give, or cause the Company to give, a notice of termination of each such plan to the broker thereunder in accordance with the terms of such plan.  Notwithstanding anything in this Agreement to the contrary, but subject to Section 7(b), including the Share Cap, no Covered Stockholder shall be deemed to violate this Agreement with respect to any Transfer (or any conversion of shares of Company Class B Common Stock into shares of Company Class A Common Stock in connection with any such Transfer) that may occur pursuant to such written trading plan prior to the effectiveness of the termination of such plan.

3. Agreement to Vote Shares.

(a) From the date hereof until the Expiration Date, at every meeting of holders of Shares of the Company concerning any proposal related to the Transactions or at which any matter set forth in this Section 3(a) is being considered, and at every adjournment or postponement thereof, and on every vote, action or approval by written consent of the stockholders of the Company concerning any proposal related to the Transactions or at which any matter set forth in this Section 3(a) is being considered, each Covered Stockholder (in such Covered Stockholder’s capacity as a stockholder of the Company) shall, or shall cause the holder of record on any applicable record date to, vote (or execute consents with respect to) or cause to be voted (or consents to be executed with respect to), all of such Covered Stockholder’s Covered Shares, unless the Board of Directors of the Company has made a Company Change in Recommendation, which has not been rescinded or withdrawn:

(i) in favor of the adoption and approval of the Merger Agreement and the approval of the Mergers and the other Transactions;

(ii) in favor of any proposal to adjourn or postpone any meeting of the Company’s stockholders to a later date, (A) if there are not sufficient votes to adopt and approve the Merger Agreement and approve the Mergers and the other Transactions, (B) if a quorum is not present or (C) that the Board of Directors of the Company otherwise supports and recommends in favor of in furtherance of obtaining the Company Stockholder Approval;

(iii) against (x) approval of any proposal made in opposition to the adoption and approval of the Merger Agreement and the approval of the Mergers and the other Transactions or (y) in competition or inconsistent with the Mergers and the other Transactions, including any Company Acquisition Proposal and any Alternative Company Acquisition Agreement;

(iv) against any action, proposal or agreement that (x) would reasonably be expected to result in a breach of any representation, warranty, covenant or agreement of the Company under the Merger Agreement or (y) would reasonably be expected to prevent or materially delay or adversely affect the consummation of the Transactions contemplated by the Merger Agreement, including the Mergers; and

(v) against any amendment to the Company Charter or Company Bylaws, in each case, that would reasonably be expected to result in the conversion of such Covered Stockholder’s shares of Company Class B Common Stock (if any) into shares of Company Class A Common Stock.

(b) From the date hereof until the Expiration Date, unless the Board of Directors of the Company has made a Company Change in Recommendation, which has not been rescinded or withdrawn, at every meeting of holders of Shares of the Company concerning any proposal related to the Transactions, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company concerning any proposal related to the Transactions, each Covered Stockholder (in such Covered Stockholder’s capacity as a stockholder of the Company or beneficial owner of Shares) shall, or shall cause the holder of record on any applicable record date to, vote or execute consents with respect to (or cause to be voted or consents to be executed with respect to) all of such Covered Stockholder’s Covered Shares in favor of any approval of the holders of the shares of Company Class B Common Stock, voting separately as a class, that is or may be required in connection with the Mergers or the Transactions.

(c) From the date hereof until the Expiration Date, in the event that a meeting of the stockholders of the Company is held, each Covered Stockholder shall, or shall cause the holder of record of any of the Covered Shares beneficially owned by such Covered Stockholder on any applicable record date to, be present in person or represented by proxy at such meeting or otherwise cause all Covered Shares beneficially owned by such Covered Stockholder to be counted as present thereat for purposes of establishing a quorum (including any adjournment or postponement thereof).

(d) From the date hereof until the Expiration Date, each Covered Stockholder hereby agrees not to enter into any commitment, agreement, understanding or similar arrangement with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 3.

4. Commencement or Participation in Proceedings. Each Covered Stockholder hereby agrees not to commence or join in, and to take all reasonable actions necessary to opt out of, any Proceeding against the Company and/or its directors and officers (for the avoidance of doubt, participating in the defense of such Proceedings is not prohibited) with respect to, any litigation relating to the Merger Agreement or the Transactions, including any claim (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or (ii) alleging a breach of any fiduciary duty of the Board of Directors of the Company or its members in connection with the Merger Agreement or the transactions contemplated hereby or thereby; provided, however, that the foregoing shall not restrict any Covered Stockholder from enforcing such Covered Stockholder's rights to receive the Merger Consideration or any other amounts due to such Covered Stockholder pursuant to the Merger Agreement or to asserting any counterclaims or defenses in connection with any claim or other Proceeding brought against such Covered Stockholder or any of its Affiliates or Representatives arising out of or in connection with this Agreement, the Merger Agreement or the transactions contemplated hereby.

5. Directors and Officers. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict a Covered Stockholder (or a designee of such Covered Stockholder) who is a director or officer of the Company from acting in such capacity or fulfilling the obligations of such office, including by acting or voting in his capacity as a director or officer of the Company, in such Covered Stockholder’s (or such Covered Stockholder’s designee’s) sole discretion on any matter, including causing the Company to exercise rights under the Merger Agreement (in accordance with the terms thereof), and no such actions or omissions shall be deemed a breach of this Agreement (it being understood that this Agreement shall apply to such Covered Stockholder solely in such Covered Stockholder’s capacity as a stockholder of the Company), including with respect to Section 5.02 of the Merger Agreement. In this regard, such Covered Stockholder shall not be deemed to make any agreement or understanding in this Agreement in such Covered Stockholder’s capacity as a director or officer of the Company, including with respect to Section 5.02 of the Merger Agreement.

6. No Solicitation. Each Covered Stockholder shall not, and shall cause each of such Covered Stockholder’s controlled Affiliates not to, and shall instruct and use such Covered Stockholder’s reasonable best efforts to cause such Covered Stockholder’s and such Covered Stockholder’s controlled Affiliates’ Representatives not to, directly or indirectly, take any action which, were it taken by the Company, its Subsidiaries or any of their respective Representatives, would violate Section 5.02 of the Merger Agreement. Each Covered Stockholder shall, and each Covered Stockholder shall cause such Covered Stockholder’s controlled Affiliates (other than the Company and its Subsidiaries) and use such Covered Stockholder’s reasonable best efforts to cause such Covered Stockholder’s Representatives to, immediately cease and cause to be terminated any discussions, solicitations or negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal, or inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal. Notwithstanding the other provisions of this Section 6, each Covered Stockholder may (and may permit such Covered Stockholder’s controlled Affiliates and such Covered Stockholder’s and such Covered Stockholder’s controlled Affiliates’ Representatives to) participate in discussions and negotiations with and provide information and data to any Person making a Company Acquisition Proposal (or its Representatives) with respect to such Company Acquisition Proposal if the Company is engaging in discussions or negotiations with or providing information to such Person in accordance with Section 5.02 of the Merger Agreement, provided that the Covered Stockholder conducts such activities in accordance with the terms and conditions of the Merger Agreement as applicable.  For the avoidance of doubt, the Company and its Subsidiaries shall not be deemed Affiliates of a Covered Stockholder for purposes of this Agreement.

7. Notices, Conversion, Additional Covered Stockholders.

(a) Additional Shares. Each Covered Stockholder hereby agrees that in the event such Covered Stockholder acquires or receives, directly or indirectly, beneficial ownership of any Shares or other voting securities or instruments of the Company or equity interests exercisable for or convertible into Shares or other voting securities or instruments of the Company after the execution of this Agreement, such Covered Stockholder shall promptly deliver to Parent a written notice in accordance with Section 17(d) indicating the number and type of such Shares or other voting securities or instruments.

(b) No Conversion. Without limiting the provisions of Section 2 hereof, from the date hereof until the earlier of the Expiration Date and the Company Stockholder Approval, each Covered Stockholder shall not convert (nor cause to be converted) any shares of Company Class B Common Stock that are Covered Shares into shares of Company Class A Common Stock, except in connection with a Transfer permitted under Section 2(a) above or resulting from a Transfer under Section 2(d) (and any such conversion shall be deemed permitted under this Agreement); provided that no more than 150,000 shares of Class B Common Stock in the aggregate (the “Share Cap”) among all Covered Stockholders and their Permitted Transferees may be converted into shares of Class A Common Stock in connection with any such Transfers.  Any conversion of shares of Company Class B Common Stock in violation of this Agreement shall, to the fullest extent permitted by Law, be null and void ab initio.

(c) Additional Covered Stockholders.  Founder (as defined in the Company Charter) shall use his commercially reasonable efforts to cause each of the holders of Company Class A Common Stock listed on Schedule 2 hereto to join as a party to this Agreement as a Covered Stockholder by execution of a counterpart signature page hereto as soon as reasonably practicable following the date hereof.

8. Representations and Warranties of Parent. Parent hereby represents to each Covered Stockholder as follows:

(a) Organization and Qualification. Parent is a legal entity duly formed or organized (as applicable), validly existing and in good standing under the Laws of the jurisdiction in which it is formed or organized, as applicable.

(b) Authority; Binding Agreement. Parent has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, and no other actions on the part of Parent (or its board of directors or stockholders) are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Parent, and, assuming this Agreement constitutes a valid and binding obligation of the Covered Stockholders, constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) No Conflicts. None of the execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder or the consummation by Parent of the transactions contemplated hereby does or would reasonably be expected to conflict with or result in a violation or breach of (i) Parent’s certificate of incorporation or bylaws, (ii) any other Contract to which Parent is a party or by which Parent may be bound, except for violations, breaches or defaults that, individually or in the aggregate, would not reasonably be expected to in any material respect impair or adversely affect the ability of Parent to perform its obligations under this Agreement, or (iii) any Order or Law applicable to Parent.

(d) No Litigation. As of the date hereof, there are no Proceedings pending or, to the Knowledge of Parent, threatened against Parent, or any Order to which Parent is subject, except, in each case, for those that, individually or in the aggregate, would not reasonably be expected to prevent or materially and adversely impair or otherwise affect the ability of Parent to fully perform its obligations under this Agreement.

9. Representations and Warranties of the Covered Stockholders. Each Covered Stockholder hereby represents and warrants to Parent as follows:

(a) Organization and Qualification. If such Covered Stockholder is not an individual, such Covered Stockholder is a legal entity duly formed or organized (as applicable), validly existing and in good standing under the Laws of the jurisdiction in which it is formed or organized, as applicable.

(b) Authority; Binding Agreement. If such Covered Stockholder is an individual, he or she has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder and consummate the transactions contemplated hereby. If such Covered Stockholder is not an individual, such Covered Stockholder has full power and authority to execute and deliver this Agreement, to perform such Covered Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, and no other actions on the part of such Covered Stockholder (or its governing body, board of directors, members, stockholders or trustees, as applicable) are necessary to authorize or adopt this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by such Covered Stockholder, and, assuming this Agreement constitutes a valid and binding obligation of Parent, constitutes a valid and binding obligation of such Covered Stockholder, enforceable against such Covered Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) No Conflicts. None of the execution and delivery by such Covered Stockholder of this Agreement, the performance by such Covered Stockholder of such Covered Stockholder’s obligations hereunder or the consummation by such Covered Stockholder of the transactions contemplated hereby does or would reasonably be expected to conflict with or result in a violation or breach of (i) if such Covered Stockholder is not an individual, such Covered Stockholder’s certificate of formation, operating agreement or comparable organizational documents, as applicable, (ii) any other Contract to which such Covered Stockholder is a party or by which such Covered Stockholder may be bound, including any voting agreement or voting trust, except for violations, breaches or defaults that, individually or in the aggregate, would not reasonably be expected to (x) in any material respect impair or adversely affect the ability of such Covered Stockholder to perform such Covered Stockholder’s obligations under this Agreement or (y) prevent or materially delay or adversely affect the consummation of the Transactions, or (iii) any Order or Law applicable to such Covered Stockholder. The execution, delivery and performance by such Covered Stockholder of this Agreement, and the consummation by such Covered Stockholder of the transactions contemplated hereby, require no action, consent or approval by or in respect of, or filing with, any Governmental Entity or any other Person.

(d) Ownership of Shares. Such Covered Stockholder (i) is the lawful record and beneficial owner of the Shares set forth opposite such Covered Stockholder’s name on Schedule 1 or Schedule 2 attached hereto, as applicable, and has the sole power to vote (or cause to be voted) and to dispose (or cause the disposition of) or otherwise Transfer such Shares, all of which Covered Shares are owned and held free and clear of any liens, adverse claims, charges, security interests, pledges or options, proxies, voting trusts or agreements, understandings or agreements, or any other rights or encumbrances whatsoever (other than those (v) created by this Agreement, (w) applicable to such Covered Stockholder’s Covered Shares that may exist pursuant to securities Laws, or (x) under the Company’s organizational documents, and (ii) as of the date hereof, does not hold or have the right to vote (or cause the voting of) or otherwise beneficially own any shares of any class of stock of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company other than the Shares set forth opposite such Covered Stockholder’s name on Schedule 1 or Schedule 2 attached hereto, as applicable, or otherwise listed against any other holder’s name on Schedule 1 or Schedule 2 attached hereto.

(e) No Finder’s Fees. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of such Covered Stockholder in his or its capacity as a stockholder of the Company.

(f) No Litigation. As of the date hereof, there are no Proceedings pending or, to the knowledge of such Covered Stockholder, threatened against such Covered Stockholder, or any Order to which such Covered Stockholder is subject, except, in each case, for those that, individually or in the aggregate, would not reasonably be expected to prevent or impair or otherwise adversely affect (x) the ability of such Covered Stockholder to fully perform such Covered Stockholder’s obligations under this Agreement or (y) the consummation of the Transactions.

10. Disclosure. Each Covered Stockholder hereby consents to and authorizes the publication and disclosure by Parent and the Company in the Registration Statement or other disclosure document required by applicable Law to be filed with the SEC, Nasdaq or other Governmental Entity in connection with this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, of such Covered Stockholder’s identity and ownership, this Agreement and the nature of such Covered Stockholder’s commitments, arrangements and understandings pursuant to this Agreement and such other information required in connection with such disclosure; provided that Parent shall (with respect to any disclosures to be made by Parent) give each Covered Stockholder and his, her or its legal counsel a reasonable opportunity to review and comment on such disclosures (solely to the extent such disclosure relates to this Agreement or specifically to such Covered Stockholder in their capacity as such) prior to any such disclosures being made public (provided, that by executing this Agreement, such Covered Stockholder hereby consents to the filing of this Agreement by the Company and Parent on a Current Report on Form 8-K and any other periodic reports, in the Registration Statement and in any other disclosure document required by applicable Law to be filed with the SEC, Nasdaq or other Governmental Entity in connection with this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, with such redactions as such Covered Stockholder may reasonably request and that are permitted by applicable Law). Parent hereby consents to and authorizes the publication and disclosure by each Covered Stockholder in any disclosure document required by applicable Law to be filed with the SEC or other Governmental Entity by the Covered Stockholder (in such Covered Stockholder’s capacity as such) in connection with this Agreement, the Merger Agreement or the transactions contemplated thereby, Parent’s identity as a counterparty to this Agreement and the nature of such Covered Stockholder’s commitments, arrangements and understandings pursuant to this Agreement and such other information required in connection with such disclosure; provided, that, the applicable Covered Stockholder shall (with respect to any of its disclosures) give Parent and its legal counsel a reasonable opportunity to review and comment on such disclosures prior to any such disclosures being made public (provided, that by executing this Agreement, Parent hereby consents to the filing of this Agreement by each Covered Stockholder in any disclosure document required by applicable Law to be filed with the SEC or other Governmental Entity in connection with this Agreement, the Merger Agreement or the transactions contemplated hereby). No Covered Stockholder shall issue any press release or other public statements with respect to the transactions contemplated by this Agreement or the Merger Agreement without Parent’s prior written consent (in Parent’s sole discretion), except as may be required by applicable Law, and in the event of any proposed statement or disclosure, a Covered Stockholder shall provide Parent a reasonable opportunity to review and comment on and consult with Parent with respect to, such proposed disclosure.

11. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the applicable Covered Stockholder, and, except as otherwise provided herein, Parent shall not have any authority to direct any Covered Stockholder in the voting or disposition of any Covered Shares. For the avoidance of doubt, each Covered Stockholder shall be entitled to any dividends or other distributions declared by the Board of Directors of the Company with respect to such Covered Stockholder’s Covered Shares having a record date prior to the Effective Time.

12. Further Assurances. Subject to the terms and conditions of this Agreement, upon request of Parent, each Covered Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or appropriate to fulfill such Covered Stockholder’s obligations under this Agreement.

13. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Date, in furtherance of this Agreement, each Covered Stockholder hereby authorizes the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Covered Shares of such Covered Stockholder (and that this Agreement places limits on the voting and transfer of such Covered Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by Parent following the Expiration Date.

14. Termination; Limitation on Damages. This Agreement, and all rights and obligations of the parties hereunder, shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this Section 14 or elsewhere in this Agreement shall relieve either party hereto from liability for, or otherwise limit the liability of a Covered Stockholder in respect of, any Intentional Breach of this Agreement prior to the termination hereof; provided, that, other than any Intentional Breach of Section 3 or Section 7(b), in no event shall the aggregate liability of the Covered Stockholders for monetary damages resulting from any breach of this Agreement exceed the aggregate amount of Merger Consideration that the Covered Stockholders, taken together, would be entitled to receive pursuant to the Merger Agreement; provided, further, that nothing herein shall impair or otherwise impact Parent’s right to specific performance or injunctive relief pursuant to Section 17(j) below, and this Section 14 and Sections 1, 5 and 17 (as applicable) shall survive any termination of this Agreement.  For purposes of the above, the phrase “Intentional Breach” shall have the meaning ascribed to it in the Merger Agreement as applied to this Agreement.

15. Waiver of Appraisal Rights. Each Covered Stockholder hereby irrevocably waives, to the fullest extent permitted by applicable Law, and agrees not to assert, any dissenter’s or appraisal rights under Section 262 of the DGCL, a copy of which is attached hereto as Exhibit B, or any other Law with respect to any or all of the Covered Shares in connection with the Mergers or any of the transactions contemplated by the Merger Agreement.

16. Consent to Amendments. Each Covered Stockholder hereby consents to and approves, for purpose of Article IV, Section D(3)(C)(i) of the Company Charter, subject to and conditioned on the consummation of the First Merger, any amendment, alteration, or repeal of the Company Charter or the Company Bylaws effected pursuant to the Merger Agreement as a result of the Mergers.

17. Miscellaneous and General.

(a) Amendments; Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the parties hereto. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

(b) Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

(c) Governing Law and Venue; Waiver of Jury Trial.

(i) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. In any action or proceeding between the parties arising out of or relating to this Agreement or any of the Transactions, each of the parties hereby (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware; (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it will not bring any such action in any court other than the Court of Chancery for the State of Delaware in and for New Castle County, Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof. Service of process, summons, notice or document to any party’s address and in the manner set forth in Section 17(d) shall be effective service of process for any such action.

(ii) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 17(c).

(d) Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (i) on the date sent by e-mail of a PDF document if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient, (ii) when delivered, if delivered personally to the intended recipient, and (iii) one business day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

if to Parent:

Fox Corporation
1211 Avenue of the Americas New York, NY 10036
Attention: Chief Legal and Policy Officer
Email: [***]

with copies to (which shall not constitute notice):

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Michael J. Aiello; Michelle A. Sargent
Email: michael.aiello@weil.com; michelle.sargent@weil.com

if to a Covered Stockholder, to such Covered Stockholder at the address corresponding to such Covered Stockholder’s name on Schedule 1 or Schedule 2, as applicable, with copies to (which shall not constitute notice):

Baker & McKenzie LLP
10250 Constellation Boulevard, Suite 1850
Los Angeles, CA 90067
Attention: Jennifer Broder
Email: jennifer.broder@bakermckenzie.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

(e) Entire Agreement. This Agreement (including any Schedules hereto) and the Merger Agreement (to the extent incorporated or referenced herein) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties both written and oral, among the parties hereto, with respect to the subject matter hereof.

(f) Parties in Interest; No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder.

(g) Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision negotiated in good faith by the parties hereto shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (i) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

(h) Interpretation.

(i) The Section headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Schedule, such reference shall be to a Section of or Schedule to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Any agreement or instrument defined or referred to herein includes all attachments thereto and instruments incorporated therein.

(ii) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(i) Assignment. This Agreement shall not be assignable by operation of law or otherwise without the prior written consent of each of the parties. Any assignment in contravention of the preceding sentence shall be null and void.

(j) Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that Parent shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in accordance with Section 17(c), without proof of actual damages (and each party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is an unenforceable, invalid, contrary to applicable Law or inequitable remedy for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that Parent otherwise has an adequate remedy at law.

[Rest of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have executed and caused to be effective this Agreement as of the date first written above.

FOX CORPORATION

By:	/s/ John P. Nallen
Name: John P. Nallen
Title: President and Chief Operating Officer

IN WITNESS WHEREOF, the undersigned have executed and caused to be effective this Agreement as of the date first written above.

By:	/s/ Anthony J. Wood
Name: Anthony J. Wood

Wood Revocable Trust

By:	/s/ Anthony J. Wood
Name: Anthony J. Wood
Title: Co-Trustee

By:	/s/ Susan Wood
Name: Susan Wood
Title: Co-Trustee

The Anthony J. Wood 2024 Annuity Trust V-B

By:	/s/ Anthony J. Wood
Name: Anthony J. Wood
Title: Trustee

The Anthony J. Wood 2025 Annuity Trust V

By:	/s/ Anthony J. Wood
Name: Anthony J. Wood
Title: Trustee

The Anthony J. Wood 2025 Annuity Trust V-B

By:	/s/ Anthony J. Wood
Name: Anthony J. Wood
Title: Trustee

The Anthony J. Wood 2026 Annuity Trust V

By:	/s/ Anthony J. Wood
Name: Anthony J. Wood
Title: Trustee

The Anthony J. Wood 2026 Annuity Trust V-B

By:	/s/ Anthony J. Wood
Name: Anthony J. Wood
Title: Trustee

Schedule 1

Covered Stockholder	Number of Shares of Company Class A Common Stock Beneficially Owned	Number of Shares of Company Class B Common Stock Beneficially Owned
Anthony Wood	Options to purchase 2,499,340 shares of Company Class A Common Stock RSUs for 110,983 shares of Company Class A Common Stock 26,927 shares of Company Class A Common Stock

Wood Revocable Trust:		16,150,111
The Anthony J. Wood 2024 Annuity Trust V-B	64,976
The Anthony J. Wood 2025 Annuity Trust V	82,034
The Anthony J. Wood 2025 Annuity Trust V-B	81,445
The Anthony J. Wood 2026 Annuity Trust V	72,699
The Anthony J. Wood 2026 Annuity Trust V-B	169,006

EXHIBIT A

This Joinder Agreement (this “Joinder Agreement”) is executed by the undersigned (the “Permitted Transferee”) pursuant to the terms of that certain Voting and Support Agreement, dated as of June 14, 2026 (the “Agreement”), by and among Roku, Inc., a Delaware corporation (the “Company”),  [●] (the “Covered Stockholder”), and the other stockholders of Fox Corporation, a Delaware corporation party thereto. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.

 It is proposed that the Covered Stockholder Transfer [●] Shares (the “Subject Shares”) to the Permitted Transferee pursuant to Section 2(a)(2) of the Agreement.

As a condition to such Transfer, the execution of this Joinder Agreement, the Permitted Transferee agrees as follows:

(a)  Acknowledgment. The Permitted Transferee acknowledges that the Permitted Transferee has received and reviewed the Agreement and understands the terms and conditions thereof and agrees that the Subject Shares being acquired by the Permitted Transferee constitute Covered Shares of the Covered Stockholder subject to the terms and conditions of the Agreement.

(b)  Agreement. The Permitted Transferee hereby (i) adopts the Agreement and agrees to be bound by and to perform and comply with the terms and conditions thereof with the same force and effect as if the Permitted Transferee were an original party thereto, (ii) acknowledges and agrees that the Subject Shares being acquired by the Permitted Transferee constitute Covered Shares and shall be subject to the terms of the Agreement, and (iii) makes the representations and warranties to the Parent set forth in Section 9 of the Agreement and otherwise agrees to be subject to the obligations and restrictions of the Agreement as a Covered Stockholder thereunder.

(c) Notice. Any notice required or permitted by the Agreement shall be given to the Permitted Transferee at the address listed beneath the Permitted Transferee’s signature below.

(d) Binding Effect. This Joinder Agreement is the legal, valid and binding obligation of the Permitted Transferee, enforceable against the Permitted Transferee in accordance with its terms. Section 15 of the Agreement is incorporated by reference herein, mutatis mutandis, except that Parent is an express third-party beneficiary of this Joinder Agreement and shall have the right to enforce this Joinder Agreement and the Agreement directly against the Permitted Transferee.

[PERMITTED TRANSFEREE]

By:
Name:
Title:

Notice Details
[Address]

with copies to (which shall not constitute notice):

EXHIBIT B

SECTION 262 OF THE GENERAL CORPORATION LAW
OF THE STATE OF DELAWARE

§ 262. Appraisal rights For application of this section, see 81 Del. Laws, c. 354, § 17; 82 Del. Laws, c. 45, § 23; 82 Del. Laws, c. 256, § 24; 83 Del. Laws, c. 377, § 22; and 84 Del. Laws, c.98, § 16.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

8 Del. C. 1953, §  262;  56 Del. Laws, c. 50;  56 Del. Laws, c. 186, §  24;  57 Del. Laws, c. 148, §§  27-29;  59 Del. Laws, c. 106, §  12;  60 Del. Laws, c. 371, §§  3-12;  63 Del. Laws, c. 25, §  14;  63 Del. Laws, c. 152, §§  1, 2;  64 Del. Laws, c. 112, §§  46-54;  66 Del. Laws, c. 136, §§  30-32;  66 Del. Laws, c. 352, §  9;  67 Del. Laws, c. 376, §§  19, 20;  68 Del. Laws, c. 337, §§  3, 4;  69 Del. Laws, c. 61, §  10;  69 Del. Laws, c. 262, §§  1-9;  70 Del. Laws, c. 79, §  16;  70 Del. Laws, c. 186, §  1;  70 Del. Laws, c. 299, §§  2, 3;  70 Del. Laws, c. 349, §  22;  71 Del. Laws, c. 120, §  15;  71 Del. Laws, c. 339, §§  49-52;  73 Del. Laws, c. 82, §  21;  76 Del. Laws, c. 145, §§  11-16;  77 Del. Laws, c. 14, §§  12, 13;  77 Del. Laws, c. 253, §§  47-50;  77 Del. Laws, c. 290, §§  16, 17;  79 Del. Laws, c. 72, §§  10, 11;  79 Del. Laws, c. 122, §§  6, 7;  80 Del. Laws, c. 265, §§ 8-11;  81 Del. Laws, c. 354, §§ 9, 10, 17;  82 Del. Laws, c. 45, § 15;  82 Del. Laws, c. 256, § 15;  83 Del. Laws, c. 377, § 9;  84 Del. Laws, c. 98, § 9.

Exhibit 10.2

Execution Version

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (hereinafter referred to as this “Agreement”), is made and entered into as of June 14, 2026, by and among Roku, Inc., a Delaware corporation (the “Company”), and the undersigned stockholders (each, a “Covered Stockholder”, and collectively, the “Covered Stockholders”) of Fox Corporation, a Delaware corporation (“Parent”).

RECITALS

WHEREAS, the Company, Parent, Falcon Merger Sub 1, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub 1”), and Falcon Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub 2”), have entered into an Agreement and Plan of Merger of even date herewith (as it may be amended from time to time, the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub 1 with and into the Company, with the Company continuing as the surviving corporation in the merger (the “Surviving Corporation”, and such merger, the “First Merger”) and, immediately following the First Merger, the merger of the Surviving Corporation with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub 2 continuing as the surviving company in the Second Merger (the “Surviving Company”);

WHEREAS, each Covered Stockholder holds and is entitled to vote (or direct the voting of) the number of shares of Parent Class B Common Stock (“Parent Shares”) set forth opposite such Covered Stockholder’s name on Schedule 1 attached hereto; and

WHEREAS, as a condition and inducement to the willingness of the Company to enter into the Merger Agreement, each Covered Stockholder (in such Covered Stockholder’s capacity as a stockholder of Parent) has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

1. Certain Definitions. Capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a) “Expiration Date” means, with respect to any Covered Stockholder, the earliest to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VII thereof, (ii) such date and time as the Mergers shall have become effective in accordance with the terms and provisions of the Merger Agreement and (iii) such date and time as the Merger Agreement shall have been amended or supplemented, or any provision thereof waived, in a manner (A) that increases the amount, or changes the form, of the Merger Consideration (other than, for the avoidance of doubt, adjustments in accordance with the terms of the Merger Agreement), (B) that increases the number of designees of the Board of Directors of the Company that will be included on the Board of Directors of Parent at Closing or (C) that is otherwise in any way material and adverse to a Covered Stockholder or Parent stockholders generally, in each case, without the prior written consent of such Covered Stockholder.

(b) “LGC Collateralized Loan” means that certain collateralized term note, dated September 8, 2025, made by LGC Holdco, LLC in favor of JPMorgan Chase Bank, N.A. (“JPM”).

(c) “Covered Shares” means, with respect to any Covered Stockholder and except to the extent such Parent Shares or securities (or any right or interest therein) have been Transferred in accordance with Section 2, (i) all Parent Shares set forth opposite such Covered Stockholder’s name on Schedule 1 attached hereto, or that such Covered Stockholder otherwise is the beneficial owner of as of the date hereof, and (ii) all Parent Shares that such Covered Stockholder comes to hold and to be entitled to vote (or direct the voting of) or otherwise acquires beneficial ownership of during the period from the date of this Agreement through the Expiration Date, together with any voting securities or instruments of Parent, or other equity interests exercisable for or convertible into Parent Shares or other voting securities or instruments of Parent, that such Covered Stockholder comes to hold and be entitled to vote (or direct the voting of) or otherwise acquires beneficial ownership of during the period from the date of this Agreement through the Expiration Date (including by way of bonus issue, share dividend or distribution, subdivision, reclassification, recapitalization, consolidation, exchange, readjustment or other similar transaction or other change in the capital structure of Parent).

(d) “Transfer” means, with respect to any Covered Stockholder, that such Covered Stockholder directly or indirectly (i) sells, pledges, encumbers, exchanges, assigns, offers, grants an option with respect to, transfers, tenders or otherwise disposes of a Covered Share of such Covered Stockholder or any direct or indirect interest in any such Covered Share (including by gift, merger or operation of law), (ii) enters into an agreement, arrangement or commitment providing for the sale of, pledge of, encumbrance of, exchange of, assignment of, grant of an option with respect to, transfer, tender of or other disposition of a Covered Share or any direct or indirect interest in a Covered Share (including by gift, merger or operation of law) or (iii) enters into any Contract committing or agreeing, or otherwise commits or agrees, to take any of the foregoing actions.

(e) “beneficially own”, “beneficial ownership” and correlatives of the same shall have the meaning set forth under Rule 13d-3 of the Exchange Act.

2. Transfer of Parent Shares.

(a) Transfer Restrictions. From the date hereof until the earlier of the Expiration Date and the receipt of the Parent Stockholder Approval, and except pursuant to the terms of this Agreement, each Covered Stockholder hereby agrees not to Transfer (or cause or permit the Transfer of) any Covered Shares of such Covered Stockholder, or enter into any Contract (including any option, put, call or similar arrangement) relating thereto, except that (i) any Covered Stockholder may Transfer any or all of such Covered Shares (1) to or with another Covered Stockholder or (2) to or with a Permitted Transferee if, as a condition hereto, (x) such Permitted Transferee agrees in writing to be bound by the terms of this Agreement as if they were an original party hereto (in the form attached hereto as Exhibit A) and (y) prompt written notice of such Transfer to such Permitted Transferee is delivered to the Company together with an executed copy of such agreement no less than five (5) business days prior to the time of such Permitted Transfer, stating the name and address of the transferee and identifying the Covered Shares being transferred to the transferee and (ii) any Covered Stockholder may Transfer Covered Shares to JPM pursuant to the LGC Collateralized Loan, JPM may exercise all of its rights as the “Bank” under and as defined in the LGC Collateralized Loan, including, without limitation, Transferring Covered Shares and exercising any of the other remedies set forth in Section 12 of the LGC Collateralized Loan, and any Covered Stockholder may take actions to facilitate or allow for the foregoing, in accordance with the terms and conditions of the LGC Collateralized Loan. For the purposes of this Agreement, (A) a “Permitted Transferee” means, with respect to each Covered Stockholder, (i) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild of the spouse of any child, adopted child, grandchild or adopted grandchild (each, a “Permitted Family Member”) of such Covered Stockholder or of Lachlan Murdoch, Chloe Murdoch or Grace Murdoch (each, a “Family Member”), (ii) any Person by will or the laws of intestacy, (iii) any of the LGC Family Trusts or any trust, the beneficiaries of which include only Family Members and their respective Permitted Family Members (including the individuals described in clause (ii)), (iv) any partnership or limited liability company, all partners or members of which include only the Covered Stockholder, the Family Members and his or her or their respective Permitted Family Members (including the individuals described in clause (ii)) and any trust for the benefit of such individuals, (v) if such Covered Stockholder is an entity, any of its partners (including limited or general partners), members and stockholders in connection with a pro rata distribution of any or all of such Covered Stockholder’s Covered Shares, and (vi) if such Covered Stockholder is a trust, any beneficiary of such trust, and (B) the “LGC Family Trusts” means the LGC Family Trust for the benefit of Lachlan Murdoch, the LGC Family Trust for the benefit of Chloe Murdoch and the LGC Family Trust for the benefit of Grace Murdoch, and, in each case, their respective descendants and charitable organizations. For the avoidance of doubt, a Permitted Transferee may Transfer any and all Covered Shares that were Transferred to such Transferee to its own Permitted Transferees in accordance with the terms and subject to the conditions of this Section 2(a), as if such Permitted Transferee were a “Covered Stockholder”.

(b) Transfer of Voting Rights. From the date hereof until the earlier of the Expiration Date and the receipt of the Parent Stockholder Approval, each Covered Stockholder hereby agrees not to deposit (or cause or permit the deposit of) any Covered Shares of such Covered Stockholder in a voting trust or grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement in contravention of or that is inconsistent with the obligations of such Covered Stockholder under this Agreement with respect to any Covered Shares of such Covered Stockholder.

(c) Consequences. Any Transfer (or purported Transfer), which, for the avoidance of doubt, includes any of the actions described in Section 2(b), in breach of this Agreement shall be null and void and of no force or effect.

3. Agreement to Vote Parent Shares.

(a) From the date hereof until the Expiration Date, at every meeting of holders of Parent Shares concerning any proposal related to the Transactions or at which any matter set forth in this Section 3(a) is being considered, and at every adjournment or postponement thereof, and on every vote, action or approval by written consent of the stockholders of Parent concerning any proposal related to the Transactions or at which any matter set forth in this Section 3(a) is being considered, each Covered Stockholder (in such Covered Stockholder’s capacity as a stockholder of Parent) shall, or shall cause the holder of record on any applicable record date to, vote (or execute consents with respect to) or cause to be voted (or consents to be executed with respect to), all of such Covered Stockholder’s Covered Shares, unless the Board of Directors of Parent has made a Parent Change in Recommendation, which has not been rescinded or withdrawn:

(i) in favor of the approval of the issuance of Parent Class A Common Stock pursuant to the Merger Agreement (the “Parent Stock Issuance”);

(ii) in favor of any proposal to adjourn or postpone any meeting of Parent’s stockholders to a later date, (A) if there are not sufficient votes to approve the Parent Stock Issuance, (B) if a quorum is not present or (C) that the Board of Directors of Parent otherwise supports and recommends in favor of in furtherance of obtaining the Parent Stockholder Approval;

(iii) against (x) approval of any proposal made in opposition to the approval of the Parent Stock Issuance, the Mergers and the other Transactions or (y) in competition or inconsistent with the Parent Stock Issuance, the Mergers and the other Transactions, including any Parent Acquisition Proposal and any Alternative Parent Acquisition Agreement;

(iv) against any action, proposal or agreement that (x) would reasonably be expected to result in a breach of any representation, warranty, covenant or agreement of Parent or the Merger Subs under the Merger Agreement or (y) would reasonably be expected to prevent or materially delay or adversely affect the consummation of the Parent Stock Issuance, the Mergers or the other Transactions; and

(v) against any amendment to the certificate of incorporation or bylaws of Parent, in each case, that would reasonably be expected to result in the conversion of such Covered Stockholder’s shares of Parent Class B Common Stock (if any) into shares of Parent Class A Common Stock.

(b) From the date hereof until the Expiration Date, unless the Board of Directors of the Company has made a Company Change in Recommendation, which has not been rescinded or withdrawn, at every meeting of holders of Parent Shares concerning any proposal related to the Transactions, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Parent concerning any proposal related to the Transactions, each Covered Stockholder (in such Covered Stockholder’s capacity as a stockholder of Parent or beneficial owner of Parent Shares) shall, or shall cause the holder of record on any applicable record date to, vote or execute consents with respect to (or cause to be voted or consents to be executed with respect to) all of such Covered Stockholder’s Covered Shares in favor of any approval of the holders of the shares of Parent Class B Common Stock, voting separately as a class, that is or may be required in connection with the Mergers or the Transactions.

(c) From the date hereof until the Expiration Date, in the event that a meeting of the stockholders of Parent is held, each Covered Stockholder shall, or shall cause the holder of record of any of the Covered Shares beneficially owned by such Covered Stockholder on any applicable record date to, be present in person or represented by proxy at such meeting or otherwise cause all Covered Shares beneficially owned by such Covered Stockholder to be counted as present thereat for purposes of establishing a quorum (including any adjournment or postponement thereof).

(d) From the date hereof until the Expiration Date, each Covered Stockholder hereby agrees not to enter into any commitment, agreement, understanding or similar arrangement with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 3.

4. Commencement or Participation in Proceedings. Each Covered Stockholder hereby agrees not to commence or join in, and to take all reasonable actions necessary to opt out of, any Proceeding against Parent and/or its directors and officers (for the avoidance of doubt, participating in the defense of such Proceedings is not prohibited) with respect to, any litigation relating to the Merger Agreement or the Transactions (including the Parent Stock Issuance), including any claim (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or (ii) alleging a breach of any fiduciary duty of the Board of Directors of Parent or its members in connection with the Merger Agreement or the transactions contemplated hereby or thereby; provided, however, that the foregoing shall not restrict any Covered Stockholder from asserting any counterclaims or defenses in connection with any claim or other Proceeding brought against such Covered Stockholder or any of its Affiliates or Representatives arising out of or in connection with this Agreement, the Merger Agreement or the transactions contemplated hereby.

5. Directors and Officers. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict a Covered Stockholder (or a designee of such Covered Stockholder) who is a director or officer of Parent from acting in such capacity or fulfilling the obligations of such office, including by acting or voting in his capacity as a director or officer of Parent, in such Covered Stockholder’s (or such Covered Stockholder’s designee’s) sole discretion on any matter, including causing Parent to exercise rights under the Merger Agreement (in accordance with the terms thereof), and no such actions or omissions shall be deemed a breach of this Agreement (it being understood that this Agreement shall apply to such Covered Stockholder solely in such Covered Stockholder’s capacity as a stockholder of Parent), including with respect to Section 5.03 of the Merger Agreement. In this regard, such Covered Stockholder shall not be deemed to make any agreement or understanding in this Agreement in such Covered Stockholder’s capacity as a director or officer of Parent, including with respect to Section 5.03 of the Merger Agreement.

6. No Solicitation. Each Covered Stockholder shall not, and shall cause each of such Covered Stockholder’s controlled Affiliates not to, and shall instruct and use such Covered Stockholder’s reasonable best efforts to cause such Covered Stockholder’s and such Covered Stockholder’s controlled Affiliates’ Representatives not to, directly or indirectly, take any action which, were it taken by Parent, its Subsidiaries or any of their respective Representatives, would violate Section 5.03 of the Merger Agreement. Each Covered Stockholder shall, and each Covered Stockholder shall cause such Covered Stockholder’s controlled Affiliates (other than Parent and its Subsidiaries) and use such Covered Stockholder’s reasonable best efforts to cause such Covered Stockholder’s Representatives to, immediately cease and cause to be terminated any discussions, solicitations or negotiations with any Person conducted heretofore with respect to any Parent Acquisition Proposal, or proposal or offer that would reasonably be expected to lead to a Parent Acquisition Proposal. Notwithstanding the other provisions of this Section 6, each Covered Stockholder may (and may permit such Covered Stockholder’s controlled Affiliates and such Covered Stockholder’s and such Covered Stockholder’s controlled Affiliates’ Representatives to) participate in discussions and negotiations with and provide information and data to any Person making a Parent Acquisition Proposal (or its Representatives) with respect to such Parent Acquisition Proposal if Parent is engaging in discussions or negotiations with or providing information to such Person in accordance with Section 5.02 of the Merger Agreement, provided that the Covered Stockholder conducts such activities in accordance with the terms and conditions of the Merger Agreement, as applicable.  For the avoidance of doubt, Parent and its Subsidiaries shall not be deemed Affiliates of a Covered Stockholder for purposes of this Agreement.

7. Notices, Conversion and Irrevocable Proxy.

(a) Additional Parent Shares. Each Covered Stockholder hereby agrees that in the event such Covered Stockholder acquires or receives, directly or indirectly, beneficial ownership of any Parent Shares or other voting securities or instruments of Parent or equity interests exercisable for or convertible into Parent Shares or other voting securities or instruments of Parent after the execution of this Agreement, such Covered Stockholder shall promptly deliver to the Company a written notice in accordance with Section 15(d) indicating the number and type of such Parent Shares or other voting securities or instruments.

(b) No Conversion. Without limiting the provisions of Section 2 hereof, from the date hereof until the earlier of the Expiration Date and the Parent Stockholder Approval, each Covered Stockholder shall not convert (nor cause to be converted) any shares of Parent Class B Common Stock that are Covered Shares into shares of Parent Class A Common Stock.  Any conversion of shares of Parent Class B Common Stock in violation of this Agreement shall, to the fullest extent permitted by Law, be null and void ab initio.

8. Representations and Warranties of the Company. The Company hereby represents to each Covered Stockholder as follows:

(a) Organization and Qualification. The Company is a legal entity duly formed or organized (as applicable), validly existing and in good standing under the Laws of the jurisdiction in which it is formed or organized, as applicable.

(b) Authority; Binding Agreement. The Company has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, and no other actions on the part of the Company (or its board of directors or stockholders) are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company, and, assuming this Agreement constitutes a valid and binding obligation of the Covered Stockholders, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) No Conflicts. None of the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder or the consummation by the Company of the transactions contemplated hereby does or would reasonably be expected to conflict with or result in a violation or breach of (i) the Company’s certificate of incorporation or bylaws, (ii) any other Contract to which the Company is a party or by which the Company may be bound, except for violations, breaches or defaults that, individually or in the aggregate, would not reasonably be expected to in any material respect impair or adversely affect the ability of the Company to perform its obligations under this Agreement, or (iii) any Order or Law applicable to the Company.

(d) No Litigation. As of the date hereof, there are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company, or any Order to which the Company is subject, except, in each case, for those that, individually or in the aggregate, would not reasonably be expected to prevent or materially and adversely impair or otherwise affect the ability of the Company to fully perform its obligations under this Agreement.

9. Representations and Warranties of the Covered Stockholders. Each Covered Stockholder hereby represents and warrants to the Company as follows:

(a) Organization and Qualification. If such Covered Stockholder is not an individual, such Covered Stockholder is a legal entity duly formed or organized (as applicable), validly existing and in good standing under the Laws of the jurisdiction in which it is formed or organized, as applicable.

(b) Authority; Binding Agreement. If such Covered Stockholder is an individual, he or she has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder and consummate the transactions contemplated hereby. If such Covered Stockholder is not an individual, such Covered Stockholder has full power and authority to execute and deliver this Agreement, to perform such Covered Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, and no other actions on the part of such Covered Stockholder (or its governing body, board of directors, members, stockholders or trustees, as applicable) are necessary to authorize or adopt this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by such Covered Stockholder, and, assuming this Agreement constitutes a valid and binding obligation of the Company, constitutes a valid and binding obligation of such Covered Stockholder, enforceable against such Covered Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) No Conflicts. None of the execution and delivery by such Covered Stockholder of this Agreement, the performance by such Covered Stockholder of such Covered Stockholder’s obligations hereunder or the consummation by such Covered Stockholder of the transactions contemplated hereby does or would reasonably be expected to conflict with or result in a violation or breach of (i) if such Covered Stockholder is not an individual, such Covered Stockholder’s certificate of formation, operating agreement or comparable organizational documents, as applicable, (ii) any other Contract to which such Covered Stockholder is a party or by which such Covered Stockholder may be bound, including any voting agreement or voting trust, except for violations, breaches or defaults that, individually or in the aggregate, would not reasonably be expected to (x) in any material respect impair or adversely affect the ability of such Covered Stockholder to perform such Covered Stockholder’s obligations under this Agreement or (y) prevent or materially delay or adversely affect the consummation of the Transactions, or (iii) any Order or Law applicable to such Covered Stockholder. The execution, delivery and performance by such Covered Stockholder of this Agreement, and the consummation by such Covered Stockholder of the transactions contemplated hereby, require no action, consent or approval by or in respect of, or filing with, any Governmental Entity or any other Person.

(d) Ownership of Parent Shares. Such Covered Stockholder (i) is the lawful record and beneficial owner of the Parent Shares set forth opposite such Covered Stockholder’s name on Schedule 1 attached hereto and has the sole power to vote (or cause to be voted) and to dispose (or cause the disposition of) or otherwise Transfer such Parent Shares, all of which Covered Shares are owned and held free and clear of any liens, adverse claims, charges, security interests, pledges or options, proxies, voting trusts or agreements, understandings or agreements, or any other rights or encumbrances whatsoever (other than those (v) created by this Agreement, (w) applicable to such Covered Stockholder’s Covered Shares that may exist pursuant to securities Laws, (x) under Parent’s organizational documents or (y) pursuant to the LGC Collateralized Loan, and (ii) as of the date hereof, does not hold or have the right to vote (or cause the voting of) or otherwise beneficially own any shares of any class of stock of Parent or other securities of Parent or any interest therein or any voting rights with respect to any securities of Parent other than the Parent Shares set forth opposite such Covered Stockholder’s name on Schedule 1 attached hereto.

(e) No Finder’s Fees. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of such Covered Stockholder in his or its capacity as a stockholder of Parent.

(f) No Litigation. As of the date hereof, there are no Proceedings pending or, to the knowledge of such Covered Stockholder, threatened against such Covered Stockholder, or any Order to which such Covered Stockholder is subject, except, in each case, for those that, individually or in the aggregate, would not reasonably be expected to prevent or impair or otherwise adversely affect (x) the ability of such Covered Stockholder to fully perform such Covered Stockholder’s obligations under this Agreement or (y) the consummation of the Transactions.

10. Disclosure. Each Covered Stockholder hereby consents to and authorizes the publication and disclosure by Parent and the Company in the Registration Statement or other disclosure document required by applicable Law to be filed with the SEC, Nasdaq or other Governmental Entity in connection with this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, of such Covered Stockholder’s identity and ownership, this Agreement and the nature of such Covered Stockholder’s commitments, arrangements and understandings pursuant to this Agreement and such other information required in connection with such disclosure; provided that the Company shall (with respect to any disclosures to be made by the Company) give each Covered Stockholder and his, her or its legal counsel a reasonable opportunity to review and comment on such disclosures (solely to the extent such disclosure relates to this Agreement or specifically to such Covered Stockholder in their capacity as such) prior to any such disclosures being made public (provided, that by executing this Agreement, such Covered Stockholder hereby consents to the filing of this Agreement by the Company and Parent on a Current Report on Form 8-K and any other periodic reports, in the Registration Statement and in any other disclosure document required by applicable Law to be filed with the SEC, Nasdaq or other Governmental Entity in connection with this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, with such redactions as such Covered Stockholder may reasonably request and that are permitted by applicable Law). The Company hereby consents to and authorizes the publication and disclosure by each Covered Stockholder in any disclosure document required by applicable Law to be filed with the SEC or other Governmental Entity by the Covered Stockholder (in such Covered Stockholder’s capacity as such) in connection with this Agreement, Merger Agreement or the transactions contemplated thereby, the Company’s identity as a counterparty to this Agreement and the nature of such Covered Stockholder’s commitments, arrangements and understandings pursuant to this Agreement and such other information required in connection with such disclosure; provided, that, the applicable Covered Stockholder shall (with respect to any of its disclosures) give the Company and its legal counsel a reasonable opportunity to review and comment on such disclosures prior to any such disclosures being made public (provided, that by executing this Agreement, the Company hereby consents to the filing of this Agreement by each Covered Stockholder in any disclosure document required by applicable Law to be filed with the SEC or other Governmental Entity in connection with this Agreement, the Merger Agreement or the transactions contemplated hereby). No Covered Stockholder shall issue any press release or other public statements with respect to the transactions contemplated by this Agreement or the Merger Agreement without the Company’s prior written consent (in the Company’s sole discretion), except as may be required by applicable Law, and in the event of any proposed statement or disclosure, a Covered Stockholder shall provide the Company a reasonable opportunity to review and comment on and consult with the Company with respect to, such proposed disclosure.

11. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the applicable Covered Stockholder, and, except as otherwise provided herein, the Company shall not have any authority to direct any Covered Stockholder in the voting or disposition of any Covered Shares. For the avoidance of doubt, each Covered Stockholder shall be entitled to any dividends or other distributions declared by the Board of Directors of Parent with respect to such Covered Stockholder’s Covered Shares having a record date prior to the Effective Time.

12. Further Assurances. Subject to the terms and conditions of this Agreement, upon request of the Company, each Covered Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or appropriate to fulfill such Covered Stockholder’s obligations under this Agreement.

13. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Date, in furtherance of this Agreement, each Covered Stockholder hereby authorizes Parent or its counsel to notify Parent’s transfer agent that there is a stop transfer order with respect to all of the Covered Shares of such Covered Stockholder (and that this Agreement places limits on the voting and transfer of such Covered Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by Parent following the Expiration Date.

14. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this Section 14 or elsewhere in this Agreement shall relieve either party hereto from liability for, or otherwise limit the liability of a Covered Stockholder in respect of, any Intentional Breach of this Agreement prior to the termination hereof; provided, that, other than any Intentional Breach of Section 3 or Section 7(b), in no event shall the aggregate liability of the Covered Stockholders for monetary damages resulting from any breach of this Agreement exceed the aggregate amount of Merger Consideration that the Sellside Supporting Stockholders, taken together, would be entitled to receive pursuant to the Merger Agreement; provided, further, that nothing herein shall impair or otherwise impact the Company’s right to specific performance or injunctive relief pursuant to Section 15(j) below, and this Section 14 and Sections 1, 5 and 15 (as applicable) shall survive any termination of this Agreement. For purposes of the above, the phrase “Intentional Breach” shall have the meaning ascribed to it in the Merger Agreement as applied to this Agreement.

15. Miscellaneous and General.

(a) Amendments; Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the parties hereto. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

(b) Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

(c) Governing Law and Venue; Waiver of Jury Trial.

(i) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. In any action or proceeding between the parties arising out of or relating to this Agreement or any of the Transactions, each of the parties hereby (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware; (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it will not bring any such action in any court other than the Court of Chancery for the State of Delaware in and for New Castle County, Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof. Service of process, summons, notice or document to any party’s address and in the manner set forth in Section 15(d) shall be effective service of process for any such action.

(ii) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15(c).

(d) Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (i) on the date sent by e-mail of a PDF document if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient, (ii) when delivered, if delivered personally to the intended recipient, and (iii) one business day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

if to the Company:

Roku, Inc.
1173 Coleman Avenue
San Jose, California 95110
Attention: Chris Handman; Senior Vice President and General Counsel
Email: [***]

with copies to (which shall not constitute notice):

Goodwin Procter LLP
Joshua M. Zachariah
Craig M. Schmitz
James Ding
Email: jzachariah@goodwinlaw.com
cschmitz@goodwinlaw.com
jding@goodwinlaw.com

if to a Covered Stockholder, to such Covered Stockholder at the address corresponding to such Covered Stockholder’s name on Schedule 1, with copies to (which shall not constitute notice):

LGC Holdco, LLC and Cruden 2, LLC
Attention: Michaelle D. Rafferty
4785 Caughlin Parkway
Reno, Nevada 89519
Email: mrafferty@mcllawfirm.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

(e) Entire Agreement. This Agreement (including any Schedules hereto) and the Merger Agreement (to the extent incorporated or referenced herein) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties both written and oral, among the parties hereto, with respect to the subject matter hereof.

(f) Parties in Interest; No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder.

(g) Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision negotiated in good faith by the parties hereto shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (i) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

(h) Interpretation.

(i) The Section headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Schedule, such reference shall be to a Section of or Schedule to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Any agreement or instrument defined or referred to herein includes all attachments thereto and instruments incorporated therein.

(ii) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(i) Assignment. This Agreement shall not be assignable by operation of law or otherwise without the prior written consent of each of the parties. Any assignment in contravention of the preceding sentence shall be null and void.

(j) Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in accordance with Section 15(c), without proof of actual damages (and each party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is an unenforceable, invalid, contrary to applicable Law or inequitable remedy for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the Company otherwise has an adequate remedy at law.

[Rest of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have executed and caused to be effective this Agreement as of the date first written above.

ROKU, INC.

By:	/s/ Anthony Wood
Name: Anthony Wood
Title: President and Chief Executive Officer

IN WITNESS WHEREOF, the undersigned have executed and caused to be effective this Agreement as of the date first written above.

CRUDEN 2, LLC

By:	/s/ Michael Roberson
Name: Michael Roberson
Title: Managing Director

LGC HOLDCO, LLC
by its sole manager, Cruden 2, LLC

By:	/s/ Michael Roberson
Name: Michael Roberson
Title: Managing Director

Schedule 1

Covered Stockholder	Number of Shares of Parent Class B Common Stock Beneficially Owned
LGC Holdco, LLC	85,372,810
Cruden 2, LLC (all of the Parent Shares beneficially owned by Cruden 2, LLC are directly owned by LGC Holdco, LLC)

EXHIBIT A

Joinder Agreement

This Joinder Agreement (this “Joinder Agreement”) is executed by the undersigned (the “Permitted Transferee”) pursuant to the terms of that certain Voting and Support Agreement, dated as of June 14, 2026 (the “Agreement”), by and among Roku, Inc., a Delaware corporation (the “Company”),  [●] (the “Covered Stockholder”), and the other stockholders of Fox Corporation, a Delaware corporation party thereto. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.

 It is proposed that the Covered Stockholder Transfer [●] Parent Shares (the “Subject Shares”) to the Permitted Transferee pursuant to Section 2(a)(2) of the Agreement.

As a condition to such Transfer, the execution of this Joinder Agreement, the Permitted Transferee agrees as follows:

(a)  Acknowledgment. The Permitted Transferee acknowledges that the Permitted Transferee has received and reviewed the Agreement and understands the terms and conditions thereof and agrees that the Subject Shares being acquired by the Permitted Transferee constitute Covered Shares of the Covered Stockholder subject to the terms and conditions of the Agreement.

(b)  Agreement. The Permitted Transferee hereby (i) adopts the Agreement and agrees to be bound by and to perform and comply with the terms and conditions thereof with the same force and effect as if the Permitted Transferee were an original party thereto, (ii) acknowledges and agrees that the Subject Shares being acquired by the Permitted Transferee constitute Covered Shares and shall be subject to the terms of the Agreement, and (iii) makes the representations and warranties to the Company set forth in Section 9 of the Agreement and otherwise agrees to be subject to the obligations and restrictions of the Agreement as a Covered Stockholder thereunder.

(c) Notice. Any notice required or permitted by the Agreement shall be given to the Permitted Transferee at the address listed beneath the Permitted Transferee’s signature below.

(d) Binding Effect. This Joinder Agreement is the legal, valid and binding obligation of the Permitted Transferee, enforceable against the Permitted Transferee in accordance with its terms. Section 15 of the Agreement is incorporated by reference herein, mutatis mutandis, except that the Company is an express third-party beneficiary of this Joinder Agreement and shall have the right to enforce this Joinder Agreement and the Agreement directly against the Permitted Transferee.

[PERMITTED TRANSFEREE]

By:
Name:
Title:

Notice Details
[Address]

with copies to (which shall not constitute notice):

Exhibit 99.1

FOX CORPORATION TO ACQUIRE ROKU, INC.

Combination Creates a Scaled Media and Technology Platform with Superior Reach, Engagement and Monetization Capability

Unites FOX’s Premium Live Content with Roku’s Leading Streaming Platform Reaching Over 100 Million Households

Combined Company to Have One of the Largest Streaming Businesses in the U.S., Including Tubi and The Roku Channel

FOX’s Shareholder Capital Return Program to Continue Uninterrupted While Maintaining its Current Investment Grade Rating

New York, NY and San Jose, CA – June 15, 2026 – Fox Corporation (Nasdaq: FOXA, FOX) (“FOX” or the “Company”) and Roku, Inc. (Nasdaq: ROKU) (“Roku”) today announced they have entered into a definitive agreement under which FOX will acquire Roku for $160.00 per share in a combination of cash and FOX Class A common stock, valuing Roku at approximately $22 billion in enterprise value.

The transaction combines FOX’s leading sports, news and entertainment content and the Tubi service, with Roku’s leading connected TV platform, The Roku Channel, first-party data and direct relationship with more than 100 million global streaming households. Together, FOX and Roku will create a scaled next-generation media and technology company positioned at the intersection of two of the most important forces reshaping video consumption: the enduring primacy of live sports and news, and the continued rise of streaming.

FOX and Roku are committed to continuing to operate Roku as an open, partner-friendly platform and to the continued ubiquitous distribution of FOX content. On a pro forma basis, the combined company will become the third-largest player in U.S. television by share of viewing, with an attractive mix of FOX’s sports, news, and entertainment content, alongside streaming services Tubi and The Roku Channel. That distribution and engagement scale spans every major viewing environment – broadcast, cable, local and streaming – creating broad and diversified reach that benefits viewers, partners and advertisers.

Lachlan K. Murdoch, Executive Chair and Chief Executive Officer of Fox Corporation, said:

“This is a defining moment for FOX, and a natural extension of the deliberate and focused strategy we have been executing for nearly a decade. In 2019, we reoriented the company around live news and sports. In 2020, we acquired Tubi and under our stewardship it has become one of the most successful businesses in streaming. Today, we take the next step: bringing together the most valuable live content portfolio in video consumption with the preeminent streaming platform through which America watches it. This combination will transform the scope of our company into high-growth verticals and yield a step change in our overall growth profile. And we are executing this acquisition from a position of financial strength – maintaining our investment grade balance sheet while providing our shareholders with an uninterrupted return of capital program in the form of share buybacks and dividends. Roku pioneered streaming TV and scaled it into a leading CTV platform. Together, we intend to lead its next chapter.”

Anthony Wood, Founder, Chairman and Chief Executive Officer of Roku, said:

“Over the past two decades, we’ve built Roku into the leading TV streaming platform, reaching more than 100 million households globally and reshaping how people discover and enjoy entertainment. I’m incredibly proud of what our team has built, and the combination with FOX is an extraordinary opportunity to accelerate our vision, scale faster and innovate more aggressively for viewers, partners and advertisers. That’s why our Board of Directors unanimously determined after concluding its strategic review process that this transaction offers a significant premium to Roku shareholders while also providing them with the opportunity to participate in the compelling future upside of the combined company. I couldn’t be more excited about what we’ll accomplish together.”

Key Strategic Benefits of the Combination Include:

•
Increases scale and reach: The transaction pairs the leader in live news and sports with the leading connected TV platform. Roku’s platform has leading scale in the attractive, high growth connected TV vertical, reaching over 100 million global streaming households, including more than half of all U.S. broadband households. FOX is #1 in live news and sports, with a portfolio including the NFL, MLB, NASCAR, Big Ten, FIFA World Cup, FOX News and FOX Business that represents some of the most valuable appointment-viewing content in television. Together, FOX and Roku will encompass premium live content, broad distribution and significant audience reach across linear and streaming.

•
Expands position in high growth verticals: The acquisition of Roku positions FOX across the full video ecosystem and provides a wider entry into the high growth segment of connected TV, particularly advertising and streaming subscriptions.

•
Creates a more powerful streaming platform: Brings together FOX’s premium content and advertising capabilities with Roku’s consumer interface, home screen, platform technology and direct viewer relationships to enhance content discovery, deepen engagement and create a more compelling streaming experience for consumers and content partners.

•
Enhances long-term growth profile: Advances FOX’s business mix toward high growth streaming and connected TV verticals and maintains a balanced mix across advertising and distribution businesses, while strengthening the combined company’s long-term growth and financial profile and maintaining FOX’s disciplined capital allocation approach.

Transaction Details

FOX is acquiring Roku in a cash-and-stock transaction valued at $160.00 per ROKU share. FOX will pay $96.00 in cash and 0.9693 shares of FOX Class A common stock for each Roku Class A and Class B share outstanding immediately prior to the effective time of the merger. The stock consideration represents $64.00 per ROKU share based on a reference price of $66.03 per share, the 10-day volume-weighted average price of FOX Class A common stock as of June 10, 2026.

Upon closing, existing FOX shareholders are expected to own approximately 73% of the combined company and Roku shareholders approximately 27%. The transaction has been unanimously approved by the Boards of Directors of both companies. The transaction is expected to strengthen FOX’s long-term growth profile, accelerate its digital strategy, be accretive to free cash flow per share by the second full year after closing, and achieve approximately $400 million of run-rate cost synergies with additional revenue upside.

FOX expects to fund the cash portion of the transaction consideration with a combination of new debt and cash on hand. FOX has obtained $12.0 billion of fully committed bridge financing from Morgan Stanley Senior Funding, Inc. At closing, the company expects pro forma net leverage to be approximately 2.8x, inclusive of 50% credit for run-rate cost synergies. Additional detail on financing terms will be included in the companies’ required filings with the Securities and Exchange Commission.

Roku Founder, Chairman and Chief Executive Officer Anthony Wood will have an ongoing role at the combined company and will join the FOX Board of Directors following the close of the transaction.

The transaction is subject to customary closing conditions, including approvals by FOX and Roku shareholders, receipt of U.S. and certain non-U.S. regulatory approvals and other customary conditions. In connection with execution of the acquisition agreement, Anthony Wood and certain associated trusts and related entities that together hold at least a majority of the voting power of the Roku stock entered into a voting and support agreement agreeing to vote in favor of the transaction. LGC Holdco LLC also entered into a voting and support agreement with respect to the issuance of FOX shares in the transaction. The transaction is expected to close in the first half of calendar year 2027.

In connection with the transaction, the companies expect to file a registration statement on Form S-4 containing a joint proxy statement/prospectus with the Securities and Exchange Commission.

Investor Conference Call and Presentation

FOX and Roku will host a joint investor conference call today at 8:00 AM Eastern Time to discuss the transaction. A live webcast and related presentation materials will be available on FOX’s investor relations website at investor.foxcorporation.com and Roku’s investor relations website at www.roku.com/investor. An archived replay and the presentation will be available following the call.

About Fox Corporation

Fox Corporation produces and distributes compelling news, sports and entertainment content through its primary iconic domestic brands, including FOX News Media, FOX Sports, Tubi Media Group, FOX Entertainment and FOX Television Stations. These brands hold cultural significance with consumers and commercial importance for distributors and advertisers. The breadth and depth of FOX’s footprint allow the Company to deliver content that engages and informs audiences, develop deeper consumer relationships and create more compelling product offerings. For more information about Fox Corporation, please visit www.foxcorporation.com.

About Roku, Inc.

Roku pioneered streaming on TV. Today, it is the #1 TV streaming platform in the U.S., Canada, and Mexico by hours streamed (Hypothesis Group, Dec. 2025). Roku connects viewers to the content they love, enables content publishers to build and monetize large audiences through advertising and subscriptions, and provides advertisers with unique capabilities to reach and engage consumers. Roku streaming players and Roku-made TVs are available at major retailers, and licensed Roku TV™ models are sold by leading TV brands in more than 15 countries around the world. Roku also owns and operates The Roku Channel, the home of premium and free entertainment; Howdy, a low-cost subscription service; and Frndly TV, a live TV streaming service. Roku is headquartered in San Jose, Calif., U.S.A.

Advisors

Allen & Company LLC is serving as lead financial advisor to Fox Corporation. Morgan Stanley & Co. LLC is also serving as a financial advisor to FOX and Morgan Stanley Senior Funding, Inc. is providing a committed $12 billion bridge financing facility. Goldman Sachs & Co. LLC is also serving as a financial advisor to FOX. Weil, Gotshal & Manges LLP is serving as legal counsel to FOX.

Qatalyst Partners is serving as exclusive financial advisor to Roku, and Goodwin Procter LLP is serving as legal counsel to Roku.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction between FOX and Roku, FOX will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of FOX and Roku and that will also constitute a prospectus of FOX. FOX and Roku may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which FOX or Roku may file with the SEC. INVESTORS AND SECURITY HOLDERS OF FOX AND ROKU ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by FOX and Roku through the web site maintained by the SEC at www.sec.gov. These documents, once available, also will be made available free of charge on FOX’s website at https://investor.foxcorporation.com/ or on Roku’s website at https://www.roku.com/investor.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Fox Corporation (“FOX”) and Roku, Inc. (“Roku”). In this context, forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on FOX’s and Roku’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from FOX’s and Roku’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of FOX or stockholders of Roku may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by FOX and Roku, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of FOX and Roku, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic, competitive, technological and/or industry-specific conditions affecting the businesses and industries in which FOX and Roku operate; (13) actions by third parties, including government agencies; (14) risks that any debt financing anticipated in connection with the proposed transaction is not obtained or that such financing cannot be obtained on the anticipated timing or terms or unexpected costs or expenses in connection therewith; (15) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, advertisers, content partners, distributors, device partners, suppliers or other counterparties; and (16) other risk factors detailed from time to time in FOX’s and Roku’s reports filed with the Securities and Exchange Commission (the “SEC”), including FOX’s and Roku’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither FOX nor Roku undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or developments, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Participants in the Solicitation

FOX, Roku and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FOX’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in FOX’s Annual Report on Form 10-K for the year ended June 30, 2025, under the heading “Directors, Executive Officers and Corporate Governance”, and its proxy statement filed on September 25, 2025, under the headings “Proposal No.1: Election of Directors” and “Executive Officers of Fox Corporation,” which are filed with the SEC. Information regarding Roku’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Roku’s Annual Report on Form 10-K for the year ended December 31, 2025, under the heading “Directors, Executive Officers and Corporate Governance” and its proxy statement filed on April 24, 2026, under the heading “Board of Directors and Corporate Governance” and “Executive Officer Biographies,” which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus when filed.

Contacts

FOX Investor Relations:
Gabrielle Brown | 212-852-7720 | gabrielle.brown@fox.com
Charlie Costanzo | 212-852-7908 | charlie.costanzo@fox.com

FOX Media Relations:
Brian Nick | 310-369-3545 | brian.nick@fox.com
Lauren Townsend | 310-369-2729 | lauren.townsend@fox.com
FGS Global for FOX | FOXCorp@fgsglobal.com

Roku Investor Relations:
Conrad Grodd | cgrodd@roku.com

Roku Media Relations:
Kelli Raftery | kraftery@roku.com
Jed Repko / Joseph Sala / Allison Sobel | Joele Frank, Wilkinson Brimmer Katcher | 212-355-4449